UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial

Statements

December 31, 2019

(A free translation of the original

in Portuguese)

ÍNDICE

PETROBRAS

STATEMENT OF FINANCIAL POSITION

PETROBRAS

December 31, 2019 and 2018 (In millions of reais, unless otherwise indicated)

Assets		Consolidated		Parent Company		Liabilities		Consolidated		Parent Company
	Notes	2019	2018	2019	2018		Notes	2019	2018	2019	2018

Current assets						Current liabilities
Cash and cash equivalentes	7	29,714	53,854	4,322	6,334	Trade payables	15	22,576	24,516	34,453	29,140
Marketable securities	8	3,580	4,198	3,200	3,974	Finance debt	32.1	18,013	14,207	150,931	105,527
Trade and other receivables, net	13.1	15,164	22,264	78,813	36,731	Finance lease obligations	33	23,126	89	40,265	792
Inventories	14	33,009	34,822	28,206	29,307	Income taxes payable	16.1	1,114	817	218	207
Recoverable income taxes	16.1	10,050	2,863	9,456	2,018	Other taxes payable	16.1	13,800	13,778	13,538	13,101
Other recoverable taxes	16.1	4,237	5,020	3,785	3,741	Dividends payable	34.6	6,278	4,296	6,165	3,894
Escrow account - Class action agreement	19.4	−	7,287	−	6,093	Short-term benefits	17	6,632	6,426	6,056	5,477
Others		6,014	5,758	6,617	5,738	Pension and medical benefits	18	3,577	3,137	3,577	2,976
		101,768	136,066	134,399	93,936	Provisions for legal proceedings	19.1	−	13,493	−	11,673
						Agreement with US Authorities	21.1	−	3,034	−	3,034
						Others		7,947	9,467	6,338	6,123
								103,063	93,260	261,541	181,944
Assets classified as held for sale	30	10,333	7,540	8,615	2,605	Liabilities on assets classified as held for sale	30	13,084	3,808	12,506	3,610
		112,101	143,606	143,014	96,541			116,147	97,068	274,047	185,554

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	32.1	236,969	311,954	211,907	220,352
Trade and other receivables, net	13.1	10,345	21,281	8,490	18,139	Finance lease obligations	33	73,053	626	147,939	2,904
Marketable securities	7.2	232	205	208	202	Income taxes payable	16.1	2,031	2,139	1,984	2,090
Judicial deposits	19.2	33,198	26,003	32,861	24,476	Deferred income taxes	16.6	7,095	2,536	9,974	1,028
Deferred income taxes	16.6	5,593	10,384	−	−	Pension and medical benefits	18	103,213	85,012	101,192	78,901
Other tax assets	16.1	15,877	16,959	15,363	15,633	Provisions for legal proceedings	18.1	12,546	15,202	11,883	10,584
Advances to suppliers		1,313	2,575	1,029	9,555	Provision for decommissioning costs	20	70,377	58,637	70,127	58,332
Others		4,748	8,071	4,767	6,701	Others		5,443	3,756	4,524	2,747
		71,306	85,478	62,718	74,706			510,727	479,862	559,530	376,938
								626,874	576,930	833,577	562,492

						Shareholders' equity
						Share capital (net of share issuance costs)	34.1	205,432	205,432	205,432	205,432
Investments	29	22,166	10,690	182,666	175,827	Capital reserve and capital transactions		2,449	2,458	2,665	2,674
Property, plant and equipment	23.1	641,949	609,829	662,816	483,375	Profit reserves		124,829	95,364	124,613	95,148
Intangible assets	24.1	78,489	10,870	77,904	9,268	Accumulated other comprehensive (deficit)		(37,169)	(26,029)	(37,169)	(26,029)
		813,910	716,867	986,104	743,176	Attributable to the shareholders of Petrobras		295,541	277,225	295,541	277,225
						Non-controlling interests	29.5	3,596	6,318	−	−
								299,137	283,543	295,541	277,225

		926,011	860,473	1,129,118	839,717			926,011	860,473	1,129,118	839,717

The Notes form an integral part of these Financial Statements.

STATEMENT OF INCOME

PETROBRAS

December 31, 2019 and 2018 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2019	2018 - Reclassified	2019	2018 - Reclassified
Continuing operations
Sales revenues	8.2	302,245	310,255	289,156	281,099
Cost of sales	9.1	(180,140)	(191,568)	(183,161)	(180,852)
Gross profit		122,105	118,687	105,995	100,247

Income (expenses)
Selling expenses	9.2	(17,746)	(13,938)	(18,472)	(18,312)
General and administrative expenses	9.3	(8,368)	(8,146)	(6,680)	(6,215)
Exploration costs	26	(3,197)	(1,904)	(3,174)	(1,875)
Research and development expenses		(2,268)	(2,345)	(2,268)	(2,343)
Other taxes		(2,484)	(2,475)	(2,108)	(2,106)
Impairment of assets	25	(11,630)	(7,689)	(8,118)	(3,403)
Other income and expenses	10	4,742	(21,645)	5,659	(18,128)
		(40,951)	(58,142)	(35,161)	(52,382)

Income before finance income (expenses), results in equity-accounted investments and income taxes		81,154	60,545	70,834	47,865

Net finance income (expense):	11	(34,459)	(23,498)	(40,212)	(18,333)
Finance income		5,271	8,713	5,589	5,948
Finance expense		(27,878)	(20,479)	(32,626)	(14,826)
Foreign exchange gains (losses) and inflation indexation		(11,852)	(11,732)	(13,175)	(9,455)
Results in equity-accounted investments	29.2	547	1,920	13,707	5,575
Net income before income taxes		47,242	38,967	44,329	35,107

Income taxes	16.5	(16,400)	(15,462)	(14,057)	(11,603)

Net income from continuing operations		30,842	23,505	30,272	23,504

Net income from descontinued operations	10.2	10,128	3,193	9,865	2,275

Net income of the year		40,970	26,698	40,137	25,779
Attributable to:
Shareholders of Petrobras		40,137	25,779	40,137	25,779
Net income from (loss) continuing operations		30,272	23,504	30,272	23,504
Net income from discontinued operations		9,865	2,275	9,865	2,275
Non-controlling interests		833	919	−	−
Net income from (loss) continuing operations		570	1	−	−
Net income from discontinued operations		263	918	−	−
Net income of the year		40,970	26,698	40,137	25,779
Basic and diluted earnings per weighted-average of common and preferred share (in R$)	34.7	3.08	1.98	3.08	1.98

The Notes form an integral part of these Financial Statements.

STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

December 31, 2019 and 2018 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2019	2018	2019	2018
Net income for the year	40,970	26,698	40,137	25,779

Items that will not be reclassified to the statement of income:

Unrealized gains / (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(1)	(12)	(1)	(12)
Deferred Income tax	−	4	−	4
	(1)	(8)	(1)	(8)

Actuarial gains (losses) on post-employment defined benefit plans	(23,011)	(11,920)	(22,386)	(11,223)
Deferred Income tax	6,135	(455)	6,046	(566)
	(16,876)	(12,375)	(16,340)	(11,789)

Share of other comprehensive income (losses) in equity-accounted investments	−	(1)	(527)	(431)

Items that may be reclassified subsequently to the statement of income:
Unrealized gains(losses) on cash flow hedge - highly probable future exports
Recognized in equity	(13,469)	(32,471)	(13,446)	(32,063)
Reclassified to the statement of income	12,397	12,121	11,170	10,967
Deferred income tax	365	6,919	774	7,173
	(707)	(13,431)	(1,502)	(13,923)
Cumulative translation adjustments in investees (*)
Recognized in equity	6,159	21,887	6,172	21,481
Reclassified to the statement of income	127	−	−	−
	6,286	21,887	6,172	21,481
Share of other comprehensive income in equity-accounted investments	272	(504)	1.068	(14)
Total other comprehensive income	(11,026)	(4,432)	(11,130)	(4,684)

Total comprehensive income	29,944	22,266	29,007	21,095
Attributable to:
Shareholders of Petrobras	29,007	21,095	29,007	21,095
Non-controlling interests	937	1,171	−	−
Total comprehensive income	29,944	22,266	29,007	21,095
(*) Includes, in the Consolidated effect, the amount of R$ 191, creditor (effect of R$ 1,083, creditor, as of December 31, 2018), referring to associates and joint ventures.

The notes form an integral part of these financial statements.

STATEMENT OF CASH FLOWS

PETROBRAS

December 31, 2019 and 2018 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018 - Reclassified
Cash flows from Operating activities
Net income of the year	40,970	26,698	40,137	25,779
Adjustments for:
Net income from discontinued operations	(10,128)	(3,193)	(9,865)	(2,275)
Pension and medical benefits (actuarial expense)	8,219	7,331	7,960	7,129
Results of equity-accounted investments	(547)	(1,920)	(13,707)	(5,575)
Depreciation, depletion and amortization	58,502	43,229	64,689	33,325
Impairment of assets (reversal)	11,630	7,689	8,118	3,403
Inventory write-down (write-back) to net realizable value	68	1,595	−	−
Allowance (reversals) for credit loss on trade and other receivables	343	282	226	288
Exploratory expenditure write-offs	1,250	317	1,250	317
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(23,670)	(1,072)	(23,443)	(1,416)
Foreign exchange, indexation and finance charges	33,259	28,647	40,586	23,056
Deferred income taxes, net	11,036	1,297	11,924	398
Revision and unwinding of discount on the provision for decommissioning costs	3,765	1	3,765	(61)
Decrease (Increase) in assets
Trade and other receivables, net	8,578	(5,983)	(43,255)	(42,045)
Inventories	(1,208)	(7,599)	1,437	(5,931)
Judicial deposits	(8,427)	(7,405)	(8,383)	(7,394)
Escrow account - Class action agrément	7,424	(7,238)	6,093	(6,093)
Other assets	(655)	1,633	(41)	1,082
Increase (Decrease) in liabilities
Trade payables	(3,821)	3,557	(7,322)	3,653
Other taxes payable	870	8,147	(35)	7,092
Income taxes paid	(9,198)	(9,505)	(8,766)	(8,156)
Pension and medical benefits	(7,489)	(3,666)	(7,454)	(3,651)
Provisions for legal proceedings	(14,922)	6,221	(10,376)	3,180
Short-term benefits	681	1,890	580	1,815
Provision for decommissioning costs	(2,028)	(1,929)	(2,028)	(1,929)
Agreement with US authorities	(2,892)	(337)	(2,892)	(337)
Other liabilities	(1,068)	3,831	2	3,847
Net cash provided by operating activities from continuing operations	100,542	92,518	49,200	29,501
Discontinued operations – net cash provided by operating activities	1,224	3,328	−	−
Net cash provided by operating activities	101,766	95,846	49,200	29,501
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement)	(34,010)	(43,561)	(56,773)	(76,471)
Bidding for oil surplus of Transfer of rights agreement	(63,141)	−	(63,141)	−
Investments in investes	(29)	(157)	392	(5,077)
Proceeds from disposal of assets – Divestment	41,049	20,216	38,691	9,190
Reimbursement on the Transfer of rights agreement	34,414	−	34,414	−
Divestment (Investment) in marketable securities	837	2,276	(38,886)	5,006
Dividends received	5,732	3,634	8,033	5,934
Net cash used in investing activities from continuing operations	(15,148)	(17,592)	(77,270)	(61,418)
Discontinued operations – net cash provided by (used in) investing activities	7,196	(196)	9,495	−
Net cash used in investing activities	(7,952)	(17,788)	(67,775)	(61,418)
Cash flows from Financing activities
Investments by non-controlling interest	(99)	197	−	−
Financing and loans, net:
Proceeds from financing	29,156	37,057	174,453	144,846
Repayment of finance debt – principal	(107,090)	(120,353)	(97,373)	(76,750)
Repayment of finance debt – interest (**)	(17,623)	(20,639)	(17,349)	(28,782)
Repayment of lease liability	(20,660)	−	(35,680)	−
Dividends paid to Shareholders of Petrobras	(7,488)	(2,368)	(7,488)	(2,368)
Dividends paid to non-controlling interests	(550)	(376)	−	−
Net cash used in financing activities from continuing operations	(124,354)	(106,482)	16,563	36,946
Discontinued operations – net cash used in financing activities	(1,982)	(558)	−	−
Net cash used in financing activities	(126,336)	(107,040)	16,563	36,946
Effect of exchange rate changes on cash and cash equivalentes	8,397	8,342	−	−
Net increase (decrease) in cash and cash equivalentes	(24,125)	(20,640)	(2,012)	5,029
Cash and cash equivalents at the beginning of the year	53,854	74,494	6,334	1,305
Cash and cash equivalents at the end of the year	29,729	53,854	4,322	6,334

(*) At the Parent Company, includes amounts referring to the movement of the application in receivables from FIDC-NP.

(**) The company classifies dividends / interest received and interest paid as cash flow from investment activities and cash flow from financing activities, respectively.
The Parent Company includes the cash of R $ 336 from the merged Logigás.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

December 31, 2019 and 2018 (In millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (net of share issuance costs)	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Share capital (net of share issuance costs)
	205,432	2,673	24,430	(23,611)	(19,842)	(2,312)	16,524	4,503	1,393	54,728	(734)	263,184	5,573	268,757
Balance at January 1, 2018	205,432	2,673	−	−	−	(21,335)	−	−	−	77,148	(734)	263,184	5,573	268,757
Realization of deemed cost	−	−	−	−	−	(10)	−	−	−	−	10	−	−	−
Treasury shares	−	(7)	−	−	−	−	−	−	−	−	−	(7)	−	(7)
Capital transactions	−	8	−	−	−	−	−	−	−	−	−	8	430	438
Net income (loss)	−	−	−	−	−	−	−	−	−	−	25,779	25,779	919	26,698
Other comprehensive income	−	−	21,481	(12,221)	(13,431)	(513)	−	−	−	−	−	(4,684)	252	(4,432)
Appropriations:
Transfer to reserves	−	−	−	−	−	−	1,289	1,027	772	14,912	(18,000)	−	−	−
Dividends and interest on capital	−	−	−	−	−	−	−	−	−	−	(7,055)	(7,055)	(856)	(7,911)
Balance at December 31, 2018	205,432	2,674	45,911	(35,832)	(33,273)	(2,835)	17,813	5,530	2,165	69,640	−	277,225	6,318	283,543
	205,432	2,674				(26,029)				95,148	−	277,225	6,318	283,543

Balance at December 31, 2018	205,432	2,674	45,911	(35,832)	(33,273)	(2,835)	17,813	5,530	2,165	69,640	−	277,225	6,318	283,543
Balance at January 1, 2019	205,432	2,674				(26,029)				95,148	−	277,225	6,318	283,543

Realization of deemed cost	−	−	−	−	−	(10)	−	−	−	−	10	−	−	−
Capital transactions	−	(9)	−	−	−	−	−	−	−	−	−	(9)	(2,601)	(2,610)
Net income (loss)	−	−	−	−	−	−	−	−	−	−	40,137	40,137	833	40,970
Other comprehensive income	−	−	6,172	(16,867)	(707)	272	−	−	−	−	−	(11,130)	104	(11,026)
Appropriations:
Transfer to reserves	−	−	−	−	−	−	2,007	1,027	738	25,693	(29,465)	−	−	−
Dividends and interest on capital	−	−	−	−	−	−	−	−	−	−	(10,682)	(10,682)	(1,058)	(11,740)
Balance at December 31, 2019	205,432	2,665	52,083	(52,699)	(33,980)	(2,573)	19,820	6,557	2,903	95,333	−	295,541	3,596	299,137
	205,432	2,665				(37,169)				124,613	−	295,541	3,596	299,137
The notes form an integral part of these financial statements

STATEMENT OF ADDED VALUE

PETROBRAS

December 31, 2019 and 2018 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018 - Reclassified
Income
Sales of products, services provided and other revenues	419,984	416,716	404,371	384,670
Gains and losses on impairment of trade receivables	(343)	(282)	(226)	(288)
Revenues related to construction of assets for own use	31,702	34,590	30,531	30,593
	451,343	451,024	434,676	414,975
Inputs acquired from third parties
Materials consumed and products for resale	(58,937)	(76,145)	(51,032)	(53,772)
Materials, power, third-party services and other operating expenses	(53,909)	(54,090)	(53,939)	(52,465)
Tax credits on inputs acquired from third parties	(27,409)	(26,113)	(30,131)	(27,389)
Impairment of property, plant and equipment, intangible and other assets	(11,630)	(7,689)	(8,118)	(3,403)
Inventory write-down to net realizable value (market value)	(68)	(1,595)	−	−
	(151,953)	(165,632)	(143,220)	(137,029)
Gross added value	299,390	285,392	291,456	277,946
Depreciation, depletion and amortization	(63,218)	(43,229)	(69,405)	(33,325)
Net added value produced by the Company	236,172	242,163	222,051	244,621
Transferred added value
Share of profit of equity-accounted investments	547	1,920	13,707	5,575
Finance income	5,271	8,713	5,589	5,948
Rents, royalties and others	1,053	827	1,723	1,627
	6,871	11,460	21,019	13,150
Total added value to be distributed from continuing operations	243,043	253,623	243,070	257,771

Total added value to be distributed from discontinued operations	27,844	27,474	14,656	2,275

Total added value to be distributed	270,887	281,097	257,726	260,046

Distribution of added value

Personnel and officers
Direct compensation
Salaries	16,510	15,916	13,833	12,904
Profit sharing	172	1,582	9	1,412
Variable compensation	2,550	1,009	2,427	1,009
	19,232	18,507	16,269	15,325
Benefits
Short-term benefits	1,780	2,082	1,474	1,822
Pension plan	4,405	4,589	4,257	4,462
Medical plan	5,373	4,286	5,032	3,998
	11,558	10,957	10,763	10,282
FGTS	1,249	1,160	1,121	1,059
	32,039	30,624	28,153	26,666
Taxes
Federal (*)	93,818	98,087	93,635	94,171
State	29,732	31,025	28,664	29,786
Municipal	681	707	260	293
Abroad (*)	4,962	2,994	−	−
	129,193	132,813	122,559	124,250
Financial institutions and suppliers
Interest, and exchange and indexation charges	44,980	38,783	50,999	29,630
Rental and affreightment expenses	5,989	27,898	11,087	53,721
	50,969	66,681	62,086	83,351
Shareholders
Dividends	1,807	153	1,807	153
Interest on capital	8,875	6,068	8,875	6,902
Non-controlling interests	570	919	−	−
Profit retention (absorbed losses)	19,590	16,365	19,590	16,449
	30,842	23,505	30,272	23,504
Added value distributed from continuing operations	243,043	253,623	243,070	257,771

Added value distributed from discontinued operations	27,844	27,474	14,656	2,275

Added value distributed	270,887	281,097	257,726	260,046
(*) Includes government holdings.
The notes form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). These Regulations shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of public offerings provided for in the Company's Bylaws, except in certain cases, due to a specific rule. On February 13, 2020, the company had its request to be disassociated from the B3 State-Owned Governance Program, requested on January 29, 2020, answered.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company in free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 10,438/02 (oil & gas and electricity sector regulations, respectively). However, Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet national energy policy objectives when:

I – established by law or regulation, as well as under agreements provisions with a public entity that is competent to establish such obligation, abiding with the broad publicly stated of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee will evaluate and measure the difference between market conditions and the operating result or economic return of the obligation assumed by the company, in such a way that the Union compensates, for each fiscal year, the difference between market conditions and the operating result or economic return of the assumed obligation.

1.1 Highlights of the year

Oil and gas production in 2019 was 2.77 million barrels of oil equivalent per day (boed), with 2.69 million boed produced in Brazil and 0.08 million boed abroad, reflecting the higher production of platforms that started production in 2018 (P-74, P-69, P-75 and FPSO Campos dos Goytacazes) and in 2019 (P-67, in the Lula field, P-76 and P-77, in the Búzios field, P-68 of the Berbigão field), all in the pre-salt. This effect was offset by the assignment of rights of 25% of the participation of Roncador field and the higher volume of losses due to maintenance of platforms and the natural decline in production (note 23 – Property, Plant and Equipment). In 2019, the company remained a net exporter of oil and oil products, with a balance of 379 thousand bpd.

Proven reserves reached 9.590 billion barrels of oil equivalent (boe), SEC criterion, with a reserve replacement index of 106% of the produced volume, disregarding the effects of divestments (Complementary information on oil and natural gas exploration and production activities - unaudited), as a result of the good performance and the greater production history of the Santos Basin pre-salt reservoirs.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The proceeds from the operational cash generation, in addition to the receipts for the sale of assets and participations, review of the transfer of rights and agreements signed with Eletrobras - Centrais Elétricas Brasileiras S / A, were used to meet the debt service, prepayment or debt rollover, allowing for a reduction in gross debt, in addition to investments in the business segments and in the acquisition of exploratory blocks.

In portfolio management, we highlight the sale of shares in Petrobras Distribuidora (BR) and Transportadora Associada de Gás (TAG), which are no longer controlled by Petrobras (note 30 - Sale of assets and other corporate restructuring).

On November 6, 2019, the National Petroleum Agency (Agência Nacional de Petróleo) (ANP) held the Bidding Round for the Surplus of the Transfer of Rights, in which Petrobras acquired the right to explore and produce the volume exceeding the Transfer of Rights Agreement for the Búzios field, where it will be an operator, with 90% participation and partnership with Chinese companies, with participation of the remaining 10%. The co-participation agreement should be ended by September 2021, and, until this date, our partners in the consortium have the right to acquire an additional 5% interest each or, on the deadline, if the agreement has not been signed with Pré-sal Petróleo S.A. (PPSA), to leave the consortium. Petrobras also fully acquired the right to explore and produce the excess volume of the Itapu field (note 24 - Intangible).

Regarding the capital structure, the company remains with an active financial management focused on debt reduction, seeking to extend the terms and reduce the cost of debt. This year, we had prepayments in the international capital market and loans in the national and international banking market, in the amount of R $ 97 billion (note 32 - Financing).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

In addition, with the adoption of IFRS 16, as of January 1°, 2019, Petrobras recognized the amount of R$ 102.9 billion in the balances of property, plant and equipment and lease liabilities, due to the measurement of the assets under law of use is equivalent to the lease liability; such changes did not impact its shareholders' equity. The result started to include the effects of the depreciation of the rights of use of the leased assets and financial expense and the exchange variation calculated based on the financial liabilities of the lease agreements, as well as it does not present any operating costs and expenses arising from operating lease agreements. (Note 33 - Leases).

Losses and reversals of impairment losses were recognized this year, due to portfolio management and updating of the company's medium and long-term economic assumptions under the new Strategic Plan 2020-2024 (note 25 - Impairment). The increase in the estimate of expenses for the dismantling of areas in the E&P fields contributed significantly to the recognition of impairment losses, resulting from the higher cost of abandoning areas (note 20 - Provision for dismantling areas).

As a result of the collaboration and leniency agreements entered into by other companies within the scope of Lava Jato Operation, the company was reimbursed at R$ 874 throughout 2019 (note 21 - Lava Jato Operation).

Throughout 2019, Petrobras, in compliance with the current governance process and in the analysis of the cost and benefit ratio, adhered to amnesty and state remission programs for the cash payment of ICMS debts, with the benefit of an average deduction of 73% (note 16.2 - State amnesty programs), in addition, recognized provisions for civil and tax claims. Highlight for the decision of the Second Circuit Court of Appeals, which definitively ratified the Class Action agreement, with the complete reversal of the three installments deposited in the account designated by the lead author of the Collective Action to settle the constituted obligation (note 19 - Legal Proceedings and Contingencies).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The signing of the credit rights assignment contract, without the right of return or recourse, entered into in the third quarter of 2019, together with the existing compliance after the privatization of the distributor Amazonas Energia S.A. and the sale of Petrobras Distribuidora (BR), generated a reduction relevant in the open credits of the electric sector (note 13.4 - Accounts Receivable - Electric Sector).

The company's distribution of added value is as follows:

The company will submit to the approval of the 2020 Annual General Meeting (AGO) the proposal for total compensation to shareholders for the year of 2019, in the amount of R$ 10,682, equivalent to R$ 0.7387 per common share and R$ 0.9255 per preferred share (Note 34 - Shareholders' Equity).

In addition, our financial statements in US dollars, which are converted based on CPC 02 - “Effects of changes in exchange rates and translation of financial statements”, equivalent to the international accounting standard IAS 21 - “Effects of changes in exchange rates”are also disclosed and filed. The table below presents the main information in millions of dollars:

	Consolidated
	2019	2018 - Reclassified
Sales revenues	76,589	84,638
Gross profit	30,857	32,454
Income before finance income (expenses), results in equity-accounted investments and income taxes	20,614	16,788
Net income (loss) for the year – Petrobras’ shareholders	10,151	7,173
Cash and cash equivalentes	7,372	13,899
Property, plant and equipment	159,265	157,383
Finance debt – short and long terms	63,260	84,175
Leases – Current and Non Current	23,861	185
Shareholders’ equity	74,215	73,175
Operating cash flow	25,600	26,353
Investing cash flow	(1,684)	(4,504)
Financing cash flow	(32,069)	(29,850)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The consolidated and individual financial statements have been prepared under the historical cost convention, except when otherwise indicated. The summary of significant accounting policies used in the preparation of these financial statements is set out in their respective notes.

In preparing these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The relevant estimates and judgments that require a higher level of judgment and complexity are disclosed in note 4.

As presented in note 30.2, the additional sale of interest in Petrobras Distribuidora S.A, through a secondary public offering of shares (follow-on) in 2019, was characterized as a “discontinued operation”. Thus, the statements of income and cash flows present the results and cash flows from operating, investing and financing activities in separate lines, as a net result of discontinued operations. The statements of added value also show the total added value to be distributed and the total added value distributed from discontinued operations, separately. In these same statements, the comparative information was restated.

The company's Board of Directors, at a meeting held on February 19, 2020, authorized the disclosure of these financial statements.

2.1.	Statement of added value

The Brazilian corporate law requires the release of the Statement of added value as an integral part of the financial statements. This statement is presented as supplementary information under IFRS and was prepared in accordance with CPC 09 – Statement of Added Value, approved by Deliberação CVM 557/08.

The purpose of the statement of added value is to present information relating to the wealth created by the Company and how it has been distributed.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of most of the entities that operate in the international economic environment is the U.S. dollar.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates in stable economies are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods at the disposal of the investments.

2.3.	Initial adoption of new pronouncements

As of January 1, 2019, the company adopted the requirements contained in IFRS 16 - Leases. Other new standards also came into effect on January 1, 2019, but did not have a material effect on the company's financial statements.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

2.3.1	IFRS 16 –Leases/CPC 06 (R2) - Leases

Among the changes to lessees, IFRS 16 eliminated the classification between financial and operating leases, and there is a single model in which all leases result in the recognition of assets related to the rights to use the leased assets and a lease liability. These effects are presented on notes 11, 23 and 33.

Thus, the company stopped recognizing operating costs and expenses arising from operating lease contracts and started to recognize in its income statement: (i) the effects of the depreciation of the rights to use the leased assets; and (ii) the financial expense and exchange variation calculated based on the financial liabilities of the lease contracts.

In the statement of cash flows, lease payments that were previously presented as cash flows from operating and investing activities are now presented as financing cash flows (R $ 20,660 from January to December 2019), representing payments lease liabilities. However, this change did not impact the company's net cash flow position.

In the initial adoption, the cumulative effect approach method was used, without restating the financial statements of previous periods. The following expedients were applied:

•	the pronouncement was applied to contracts that were previously identified as an operating lease as explained in note 18.2 - Minimum operating lease payments as of December 31, 2018;

•	the lease liability was measured at the present value of the remaining discounted lease payments using the company's incremental loan rate on the date of initial adoption; and

•

right-of-use asset was recognized based on the value of the lease liability, adjusted by any anticipated or accumulated lease payment related to that lease, recognized in the balance sheet immediately before the date of initial adoption. When measuring the right of use on the date of initial adoption, the initial direct costs were not considered.

The company adopted the exemption on the recognition of short-term leases (term of 12 months or less), however it did not adopt the exemption on recognition for leases whose underlying asset is of low value.

On January 1, 2019, the company recognized the amount of R$ 102,970 in the balances of property, plant and equipment and lease liabilities due to the measurement of right-of-use assets being equivalent to the lease liability; such changes did not impact its shareholders' equity. In the Balance Sheet, the right-to-use assets are shown in property, plant and equipment, while lease liabilities are shown in their own line.

Right-of-use assets
Crude oil and natural gas producing units	50,083
Vessels	46,481
Lands and buildings	3,917
Others	2,489
102,970

The average incremental rate of lease liabilities at initial adoption was 6.06% p.a.

The reconciliation of operating leases disclosed on December 31, 2018 to the requirements of IFRS 16 are presented in the following table:

Operating lease commitment on December 31 2018	369.574

Commitments related to leases not yet started	(212,435)
Discount effects	(38,669)
Short-term leases and others	(15,500)
Initial adoption	102,970
Financial lease (IAS 17/CPC 06) included on December 31 2018	715
Lease liability on January 1° 2019	103,685

When adopting this pronouncement, the adjusted net debt / EBITDA index was increased by 0.5x, causing no changes in the company's business practices and there was no need to renegotiate covenants in the financing contracts, as the increase of the liability did not change the indices required in the aforementioned clauses.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

2.4. Order of presentation of the explanatory notes

As recommended in the Conceptual Framework for Financial Reporting CPC 00 R2 (Conceptual Framework), the expectations of users of financial statements regarding the company's returns depend on their assessment of the value, the time and the prospects for future net cash flows and their management's assessment of economic resources.

Thus, we promoted a change in the order of the explanatory notes in order to align the company's financial statements with the users' view, in addition to emphasizing the importance in terms of the company's strategic management.

Thus, after the explanatory notes that present the company and its operations, as well as the explanatory notes related to the conceptual structure applied in the preparation of the financial statements, it begins with the explanatory note on Capital Management, followed by the other notes, obeying primarily the groupings of cash flow statement activities.

3.	Summary of significant accounting policies

As of 2019, the accounting practices for a better understanding of the recognition and measurement basis applied in the preparation of the financial statements are described below in the respective notes. The accounting practices are consistent with those adopted and disclosed in the financial statements of previous years, except for the application as of January 1, 2019, of IFRS 16 - Leases / CPC 06 (R2) - Leases and IFRIC 23 Uncertainty over Income Tax Treatments / ICPC 22 - Uncertainty about the treatment of Taxes on Income.

4.	Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by management, although the actual results could differ from these estimates.

Information about those areas that require significant judgment or involve a higher degree of complexity in the application of the accounting policies and that could materially affect the Company’s financial condition and results of operations is set out as follows.

4.1.	Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates, impairment testing, decommissioning costs estimates and for projections of high probable future exports subject to cash flow hedge.

These estimates require the application of judgment and are reviewed at least annually based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity.

The Company determines its oil and gas reserves both pursuant to the U.S. Securities and Exchange Commission - SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil (ANP/SPE establishes the use of the Company’s forecasted price, while SEC determines the use of an average price considering each first day of the last 12 months); concession period (ANP permission for the use of reserve quantities after the concession period). Additionally, pursuant to the SEC criteria, only proved reserves are determined, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

According to the definitions prescribed by the SEC, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods, and government regulation. Proved reserves are subdivided into developed and undeveloped reserves.

Proven developed reserves are those that can be expected to recover: (i) through existing wells, with existing equipment and operating methods, or in which the cost of necessary equipment is relatively lower when compared to the cost of a new well; and (ii) through the equipment and extraction infrastructure installed, in operation at the time of the reserve estimate, if the extraction is done by means that do not involve a well.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Detailed information on reserves is presented as unaudited supplementary information.

a)	Impacts of oil and gas reserves on depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Reviews to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Notes 23 provides more detailed information on depreciation, amortization and depletion.

b)	Impacts of oil and gas reserves on impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets annually, regardless of any absence of impairment indication. The measurement of their value in use is based on proved and probable reserves pursuant to the ANP/SPE definitions.

c)	Impacts of oil and gas reserves on decommissioning costs estimates

The timing of abandonment and dismantling areas is based on the length of reserves depletion, in accordance with ANP/SPE definitions. Therefore, the review of the timing of reserves depletion may impact the provision for decommissioning cost estimates.

d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge accounting

The Company estimates highly probable future exports in accordance with future exports forecasted in the scope of its Strategic Plan projections, which are driven by proved and probable reserves estimates. Changes in such estimates may impact future exports forecasts and, consequently, hedge relationship designations may also be impacted.

4.2.	Main assumptions for impairment testing

Impairment testing involves uncertainties mainly related to its key assumptions: average Brent prices and Brazilian real/U.S. dollar average exchange rate. These assumptions are relevant to virtually all of the Company’s operating segments and a significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment tests.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

Projections relating to the key assumptions are derived from the Business and Management Plan. These assumptions are consistent with market evidence, such as independent macro-economic forecasts, industry commentators and experts. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as historical idle capacity, industry costs, oil and gas production forecasted by specialized firms, the relationship between the oil price and the U.S. dollar exchange rate, as well as the impact of OPEC on the oil market.

The Real/U.S. dollar exchange rate projections are based on econometric models that take into account long-term assumptions involving observable inputs, such as country risk, commodity prices, interest rates and the value of the U.S.  Dollar relative to a basket of foreign currencies (U.S. Dollar Index – USDX).

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment charges on certain assets or CGUs. For example, the Brent price directly impacts the Company’s sales revenue and refining margins, while the Brazilian real/U.S. dollar exchange rate mainly impacts our capital and operating expenditures.

Changes in the economic and political environment may also result in higher country risk projections that would increase discount rates for impairment testing.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

In addition, changes in reserve volumes, production curve expectations and lifting costs could trigger the need for impairment assessment, as well as capital expenditure decisions, which are also affected by the Company’s plan to reduce its leverage, may result in postponement or termination of projects, reducing their economic feasibility.

The recoverable amount of certain assets may not substantially exceed their carrying amounts and, therefore, it is reasonably possible that outcomes in future periods that are different from the current assumptions may result in the recognition of additional impairment charges on these assets, as described in note 25.1.1.

4.3.	Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model. Changes in the aggregation of assets into CGUs may occur due to a review of investment, strategic or operational factors, which could result in changes in the interdependencies between those assets and, consequently, alter the aggregation or breakdown of assets into CGUs. Therefore, this change could result in additional impairment charges or reversals. The assumptions set out below have been consistently applied by the Company:

a)	Exploration and Production CGUs:

i) Crude oil and natural gas producing properties CGU: comprises exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. Therefore, at December 31, 2019, Exploration and Production CGUs had 124 fields and 41 groups. Changes in the aggregation of CGUs are presented in note 25.

The drilling rigs are not part of any grouping of assets and are assessed for impairment separately.

b)	Refining, transportation and marketing CGUs:

i) Downstream CGU: comprises refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, with a combined and centralized operation of logistical and refining assets in Brazil.  These assets are managed with a common goal of achieving efficiency, profitability and strategic value long term on a nationwide basis.  They are not operated for the generation of profit by asset/location. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. The refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sales prices of oil products. The operational decisions are analyzed through an integrated model of operational planning for market supply. This model evaluates the solutions to supply the market considering all the options for production, importing, exporting, logistics and inventories seeking a comprehensive optimum of Petrobras and not the profit of each unit. The decision regarding a new investment is not based on the profitability of the project for the asset where it will be installed, but for the Petrobras Group. The model in which the entire planning is based, used in the studies of technical and economic feasibility of new investments in refining, may, in its indications, allocate a lower economic kind of oil to a certain refinery or define a lower economic mix of products to it, or even force it to supply more distant markets (area of influence), leading it to operate with reduced margins if seen individually, in case this is the best for the integrated system as a whole. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market.

ii) CGU Comperj – comprises assets under construction of the first refining unit of Petrochemical Complex of Rio de Janeiro. In 2014, the Company decided to postpone this project for an extended period of time;

iii) CGU Second Refining Unit of RNEST – comprises assets under construction of the second refining unit of Abreu e Lima refinery. In 2014, the Company decided to postpone this project for an extended period of time;

iv) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels.

v) PANAMAX CGU: comprises of three Panamax class vessels under construction (EI-512, EI-513 and EI-514) for which the Company decided, in December 2017, to postpone their completion for an extended period of time; thus, these assets are no longer part of Transportation CGU.

vi) Hidrovia CGU: comprises the fleet of vessels of the Hidrovia project (transportation of ethanol along the Tietê River) that are under construction.

vii) SIX CGU: shale processing plant; and

viii) Other operations abroad defined as the smallest group of assets that generates independent cash flows.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

c)	Gas & Power CGUs:

i) Natural gas CGU: comprises natural gas pipelines, natural gas processing plants, consolidating the purchase, transportation and treatment of natural gas segments, in order to enable the commercialization of natural gas and its liquids (LPG, NGL and ethane);

ii) CGU Nitrogenated Fertilizer Units: fertilizer and nitrogen plants, tested in isolation;

iii) Power CGU: comprises the thermoelectric power generation plants;

iv) Fafens CGUs: The fertilizer plants Fafen BA and Fafen SE have been assessed for impairment separately since 2017.

v) Other CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

d)	Biofuels CGUs:

i) Biodiesel CGU: An integrated unit of biodiesel plants defined based on the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply.

ii) Quixadá CGU: Quixadá-CE Biodiesel Plant due to the decision to close its operations.

Further information on impairment testing is set out in note 25.

4.4.	Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

•

Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

•

Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 18.

4.5.	Estimates related to contingencies and legal proceedings

The Company is defendant in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business, and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from  legal advisors and on the management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for actions of outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes on the existing evidences can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 19 provides further detailed information about contingencies and legal proceedings.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

4.6.	Decommissioning costs estimates

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The accounting recognition of these obligations must be at present value, using a risk-free discount rate, adjusted to the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small they may be, can cause large variations in the recognized amount.

These estimates require performing complex calculations that involve significant judgment since: i) the obligations are long-term; ii)the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Note 20 provides further detailed information about the decommissioning provisions.

4.7.	Deferred income taxes

The recognition of deferred taxes involves significant estimates and judgments by the Company. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized or it is probable that the entity will have sufficient taxable profit in future periods. In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Business and Management Plan (BMP), which is approved by the Board of Directors annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).

Changes in deferred tax assets and liabilities are presented in note 16.6.

4.8.	Cash flow hedge accounting involving the Company’s future exports

The Company determines its future exports as “highly probable future exports” based on its Business and Management Plan - BMP and its Strategic Plan. The highly probable future exports are determined by a percentage of projected exports revenue over the mid and long term, taking into account the Company’s operational and capital expenditure optimization model, limited to a threshold based on a historical percentage of the oil production that is usually sold abroad. Future exports forecasts are reviewed whenever the Company reviews its BMP and Strategic Plan assumptions. The approach for determining exports as highly probable future exports is reviewed annually, at least.

See note 36.2 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Write-off – overpayments incorrectly capitalized

As described in note 21, in the third quarter of 2014, the Company developed an estimation methodology and wrote off R$ 6,194 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

The Company has continuously monitored the results of the Lava Jato investigation and the availability of other information related to the scheme of improper payments. In preparing the financial statements for the year ended December 31, 2019, the Company has not identified any additional information that would impact the adopted calculation methodology and consequently require additional write-offs.

4.10.	Expected credit losses on financial assets

The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of the occurrence or not of a significant increase in credit risk, a recovery factor, among others. To this end, the company uses judgments on these premises, in addition to information on late payments and assessments of the financial instrument based on external risk classifications and internal assessment methodologies..

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

4.11.	Leases

The company uses incremental rates on company loans to discount cash flows from lease payments whose implied rates cannot be determined immediately. Incremental rates are estimated based on corporate funding rates (obtained from the yields - yields - of securities issued by Petrobras), which take into account the company's risk-free rate and credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, the impact of guarantees, the currency, the term and the start date of each contract..

4.12.	Uncertainty over Income Tax Treatments

Uncertainties over income tax treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company. The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty.

5.	New standards and interpretations
5.1.	International Accounting Standards Board (IASB)

The main standards issued by the IASB that have not yet come into force and have not been adopted by the company before December 31, 2019.

Standard	Descrição	Effective on
Definition of a Business – Amendments to IFRS 3	Establishes new requirements to determine whether a transaction should be recognized as a business acquisition under IFRS 3 - Business Combination or as an asset acquisition.	January 1, 2020, prospective application.
Interest Rate Benchmark Reform – Amendments to IFRS 9, IFRS 7 and IAS 39

Amends IFRS 9-Financial Instruments, IFRS 7-Financial Instruments: Disclosures and IAS 39-Financial instruments: recognition and measurement, in order to include temporary exceptions to current hedge accounting requirements to counteract the effects of uncertainties caused by the reform of the benchmark interest rate (IBOR) recommended by the Financial Stability Board (FSB).

January 1, 2020, retrospective application.
Definition of Material – Amendments to IAS 1 and IAS 8

Changes the definition of “material” in order to establish that information is material if its omission, distortion or obscurity can reasonably influence the decision making of the primary users of the financial statements. This update promoted changes to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

January 1, 2020, prospective application.
IFRS 17 – Insurance Contracts	This IFRS replaces IFRS 4 - Insurance Contracts and establishes the requirements that must be applied in the recognition and disclosure related to insurance and reinsurance contracts.	January 1, 2021, prospective application.

As for the amendments listed above, the Company estimates no impact arising from the initial application on its consolidated financial statements. In relation to IFRS 17 - Insurance Contracts, the Company is evaluating its applicability.

5.2.	Accounting Pronouncement Committee - Comitê de Pronunciamentos Contábeis (CPC)

The CPC issues pronouncements and interpretations considered to be analogous to IFRS, as issued by the IASB. The following is the norm issued by the CPC that has not yet come into force and has not been adopted by the company before December 31, 2019, as well as the equivalent IFRS:

CPC pronouncement or interpretation	Equivalent IFRS	Effective date
Review of Technical Pronouncements - No. 14/2019	Definition of a Business – Amendments to IFRS 3 Definition of Material – Amendments to IAS 1 e IAS 8	January 1st, 2020

The expected effects of the initial application referring to the CPC review listed above are the same as those presented for the respective IFRS amendments in item 5.1.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

6.	Capital management

The company's capital management aims to return its capital structure to adequate levels, aiming at the continuity of its business and the increase in value for shareholders and investors. The company's main sources of funds have been its operating cash generation and divestments.

In 2019, the company recorded earnings per share of R$ 3.08 (R$ 1.98 in 2018) and is proposing to the Annual General Meeting (AGO) the distribution of dividends of R$ 0.9255 (R$ 0.9225 in 2018) for preferred shares and R$ 0.7387 (R$ 0.2535 in 2018) per common share, as detailed in note 34.

According to the 2020-2024 Strategic Plan, there is no need for new net funding in the plan horizon. However, the company will continue to assess funding opportunities aimed at liabilities management operations, aiming at improving the amortization profile and reducing the cost of debt, maintaining a debt profile appropriate to the maturity periods of its investments. In 2019, gross and net indebtedness increased by 7% and 18%, respectively, mainly due to the adoption of IFRS 16. If we disregard the effects of applying this standard, indebtedness reduces due to the amortization of debt in the period. The average maturity of the debt was 10.80 years (9.14 years on December 31, 2018).

Net indebtedness is calculated by adding the short and long-term indebtedness, minus cash and cash equivalents, federal government bonds and government bonds from the USA, Germany and England and time deposits with a maturity of more than three months. Adjusted EBITDA is net income before net financial result, income tax / social contribution, depreciation / amortization, participation in investments, impairment of assets (impairment), result on disposal and write-off of assets and accumulated exchange effects of conversion (CTA) reclassified to profit or loss. Such measures are not defined according to international accounting standards - IFRS and should not be considered in isolation or as a substitute for the metrics of profit, indebtedness and operating cash generation in IFRS, nor be a basis for comparison with the indicators of other companies.

	Consolidated
	12.31.2019	12.31.2018
Total debt	351,161	326,876
Cash and cash equivalents + Government securities and time deposits (maturity of more than 3 months)	33,294	58,052
Net debt	317,867	268,824
Adjusted EBITDA	129,249	114,852
Net debt/ Adjusted EBITDA Ratio	2.46	2.34

The target of the net debt / adjusted EBITDA index for the year 2020 is 1.5 while the target for the gross debt is US$ 60 billion for 2021 according to Strategic Plan 2020-2024.

Petrobras will continue the partnership and divestment projects guided by active portfolio management, with potential for cash inflows in the Strategic Plan 2020-2024 period between US$ 20 and 30 billion.

7.	Cash and cash equivalents and Marketable securities
7.1.	Cash and cash equivalents
	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Cash at bank and in hand	2,306	3,344	82	102
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	6,849	7,266	1,738	2,197
Other investment funds	16	45	5	17
	6,865	7,311	1,743	2,214
- Abroad
Time deposits	27	14,812	−	1,756
Automatic investing accounts and interest checking accounts	18,622	25,992	2,497	2,262
Other financial investments	1,894	2,395	−	−
	20,543	43,199	2,497	4,018
Total short-term financial investments	27,408	50,510	4,240	6,232
Total cash and cash equivalents	29,714	53,854	4,322	6,334

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Investment funds in Brazil have their resources invested in Brazilian federal public securities and in operations backed by public securities (committed operations). Investments abroad consist of other investments in remunerated accounts with daily liquidity and other short-term fixed income instruments.

The main cash investments in the year ended December 31, 2019 were for servicing the debt, including prepayments, and amortization of commercial leasing in the amount of R$ 145,373, in addition to investments in the business segments in the amount of R$ 97,151. These investments were substantially provided by an operating cash generation of R$ 101,766, receipts for the sale of assets and participations of R$ 41,049, revision of the onerous assignment of R$ 34,414, borrowings of R$ 29,156, and the exchange effect on the cash and cash equivalent balances of R$ 8,397. It is worth mentioning the committed credit lines, as disclosed in note 32.4, which allowed the reduction of cash and cash equivalents without compromising the company's liquidity.

Accounting Policy

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

7.2.	Marketable secutities
					Consolidated		Parent Company
			12.31.2019		12.31.2018	12.31.2019	12.31.2018
	Brazil	Abroad	Total	Brazil	Total	Total	Total
Fair value through profit or loss	3,528	−	3,528	4,198	4,198	3,200	3,974
Fair value through other comprehensive income	28	−	28	30	30	28	30
Amortized cost	180	76	256	175	175	180	172
Total	3,736	76	3,812	4,403	4,403	3,408	4,176
Current	3,528	52	3,580	4,198	4,198	3,200	3,974
Non-current	208	24	232	205	205	208	202

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Accounting Policy

They are initially measured at fair value and subsequently according to their respective classifications:

Amortized cost: cash flows that constitute the receipt, on specified dates, of principal and interest on the principal amount outstanding and the business model aims to maintain the asset in order to receive its contractual cash flows. Interest income is calculated using the effective interest method.

Fair value through other comprehensive income: securities in which the company has irrevocably elected due to subsequent changes in the fair value of the investment in other comprehensive income;

Fair value through profit or loss: all other securities.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

8.	Sales revenues
8.1.	Revenues from contracts with customers

As an integrated energy company, revenues from contracts with customers derive from different products sold according to our operating segments, taking into consideration specific characteristics of the markets where it operates. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 12.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

Revenues from sales are recognized at the moment the control is transferred to the client, that occurs upon delivery at the contractual agreed place or when the service is provided. Generally, prices for products and services are fixed prior to or shortly after delivery. Therefore, no significant changes in transactions prices are expected to be recognized in periods after the satisfaction of the performance obligations, except for some exports in which final prices are linked to changes in commodity price after their transfer of control. Sales proceeds are generally collected in the short-term, thus there are no significant financing components.

In addition, the Company acts as an agent in the biofuel business, where there is no control of the biodiesel sold to distributors at any time during the sale operation. Those revenues totaled R$ 183 (R$ 97 in 2018).

8.2.	Net sales revenues
	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018
Gross sales	392,015	405,858	378,389	376,101
Sales taxes (*)	(89,770)	(95,603)	(89,233)	(95,002)
Sales revenues	302,245	310,255	289,156	281,099
Diesel	90,770	86,401	90,770	86,402
Diesel subsidy	−	5,461	−	5,461
Automotive gasoline	38,710	42,706	38,710	42,706
Liquefied petroleum gas	16,400	16,380	14,634	14,655
Jet fuel	15,113	15,430	15,113	15,430
Naphtha	6,579	9,017	6,579	9,017
Fuel oil (including bunker fuel)	4,038	4,541	4,038	4,541
Other oil products	13,453	13,809	13,843	14,079
Subtotal oil products	185,063	193,745	183,687	192,291
Natural gas	23,379	19,904	23,294	19,795
Ethanol, nitrogen products and renewables	960	1,343	319	1,050
Breakage	2,539	2,470	2,552	2,481
Electricity	5,196	7,549	5,110	7,499
Services and others	3,692	4,916	4,454	4,339
Domestic market	220,829	229,927	219,416	227,455
Exports	71,612	56,111	69,740	53,644
Sales abroad (**)	9,804	24,217	−	−
Foreign market	81,416	80,328	69,740	53,644
Sales revenues	302,245	310,255	289,156	281,099
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

Domestic market revenue reflects the lower sales volume of oil products, especially gasoline, naphtha, diesel and fuel oil, and the lower average prices, mainly for gasoline, naphtha and diesel, following the reduction in international prices, in addition to lower electricity revenues, basically reflecting the reduction in the settlement price of differences (PLD). On the other hand, there were positive price readjustments in natural gas contracts, offsetting part of the reductions.

The higher export revenue is due to the higher volume of oil exports, due, in large part, to the higher production of oil in Brazil, and oil products, mainly gasoline and fuel oils, in addition to the higher prices.

The reduction in foreign sales revenue is mainly due to the sale of the Pasadena Refinery, PAI's E&P assets and distribution companies in Paraguay.

With the reduction of participation in the share capital of Petrobras Distribuidora - BR, which occurred on July 25, 2019, the company is no longer consolidated. Sales to Petrobras Distribuidora - BR represent more than 10% of the company's total sales, mainly impacting the Refining, Transport and Commercialization (RTC) segment.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

8.3.	Remaining performance obligations

The company has current sales contracts with original expected duration of more than 1 year, in which volumes of goods or services for future sales are determined with their respective payment terms.

The estimated remaining values of these contracts at the end of 2019 presented below are based on volumes of goods and services for future sales, as well as prices prevailing at December 31, 2019 or practiced in recent sales when they reflect the more directly observable information:

	Consolidated
	Total	Expected recognition within 1 year
Domestic market
Gasoline	15,531	15,531
Diesel	26,351	26,351
Natural gas	64,206	19,000
Services and others	23,064	6,216
Ethanol, nitrogen products and renewables	−	−
Naphtha	15,003	15,003
Electricity	17,276	2,895
Other oil products	184	184
Jet fuel	3,800	3,800
Foreign market
Exports	74,436	10,703
Total	239,851	99,683

The revenues will be recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of one year or less, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are manly driven by demands to generate electricity from thermoelectric power plants, according the Brazilian National Electric System Operator (ONS) requests. These requests are substantially affected by Brazilian hydrological conditions Accordingly, the amounts shown in the table above represent mainly fixed amounts receivable due to the availability promised to customers in these operations.

8.4.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position at December 31, 2019 amounted to R$ 514 (R$ 950 at December 31, 2018). This amount is classified as other current liabilities and primarily comprises advances from customers in take and ship or pay contracts, that, will be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

Accounting policy

The Company evaluates contracts with customers that will be subject to revenue recognition and identifies the distinct goods and services promised in each of them.

Performance obligations are promises to transfer to the customer goods or services (or a bundle of goods or services) that are distinct, or series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Revenues are measured based on the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, reflecting the Company's pricing methodologies and policies based on market parameters.

When transferring a good, that is, when the customer obtains its control, the company satisfies the performance obligation and recognizes the respective revenue, which usually occurs at a point in time upon delivery.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

9.	Costs and expenses by nature

9.1.Cost of sales

	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018
Raw material, products for resale, materials and third-party services (*)	(81,481)	(99,103)	(80,393)	(100,266)
Depreciation, depletion and amortization	(47,398)	(39,764)	(53,785)	(30,141)
Production taxes	(38,418)	(39,910)	(38,387)	(39,839)
Employee compensation	(12,843)	(12,791)	(10,596)	(10,606)
Total	(180,140)	(191,568)	(183,161)	(180,852)
(*) It Includes short-term leases and inventory turnover.

The reduction in the costs of raw materials, products for resale, materials and contracted services are highlighted by the lower expenses with operations abroad, due to the divestments of the Pasadena Refinery, the E&P assets of PAI and the sale of distribution companies in Paraguay, lower electricity costs, reflecting lower thermoelectric demand and lower operating costs and expenses arising from operating lease agreements with the adoption of IFRS 16, partially offset by higher oil import costs. On the other hand, with the adoption of IFRS 16, there was an increase in the depreciation, depletion and amortization line due to the recognition of the right to use the leased assets.

9.2.Selling expenses

	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018
Materials, third-party services, rent and other related costs	(14,549)	(12,608)	(15,855)	(17,496)
Depreciation, depletion and amortization	(2,160)	(518)	(2,079)	(363)
Allowance for expected credit losses	(192)	(63)	(103)	(72)
Employee compensation	(845)	(749)	(435)	(381)
Total	(17,746)	(13,938)	(18,472)	(18,312)

The increase in selling expenses, mainly the payment of tariff for the use of TAG gas pipelines from the sale in June 2019, increase in logistical expenses due to the higher volume of exports of oil and oil products and the effect of the depreciation of the Real against the U.S. dollar.

9.3.General and administrative expenses

	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018
Employee compensation	(5,621)	(5,473)	(4,603)	(4,332)
Materials, third-party services, freight, rent and other related costs	(2,119)	(2,267)	(1,518)	(1,524)
Depreciation, depletion and amortization	(628)	(406)	(559)	(359)
Total	(8,368)	(8,146)	(6,680)	(6,215)

Higher general and administrative expenses mainly reflect higher personnel expenses, due to wage readjustments in accordance with the Collective Labor Agreement signed in the last quarter of 2018 and the processes of advancement and promotion in 2018 and 2019, as well as the actuarial review of AMS for future retirements.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

10.	Other income and expenses
	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018
Pension and medical benefits - retirees	(5,391)	(5,089)	(5,374)	(5,075)
Agreement with US Authorities	−	(3,536)	−	(3,536)
Unscheduled stoppages and pre-operating expenses	(5,208)	(4,746)	(5,044)	(4,223)
(Gains / (losses) related to legal, administrative and arbitration proceedings	(5,953)	(8,430)	(5,719)	(5,355)
Gains/(losses) with Commodities Derivatives	(1,427)	(1,396)	(890)	(1,506)
Profit sharing	(172)	(1,582)	(9)	(1,412)
Employee Career and Compensation Plan - PCR	(7)	(1,156)	(7)	(1,156)
Institutional relations and cultural projects	(716)	(656)	(701)	(638)
Operating expenses with thermoelectric power plants	(500)	(392)	(560)	(466)
Voluntary Separation Incentive Plan - PDV	(791)	8	(791)	7
Equalization of expenses - Production Individualization Agreements	3	(1,064)	3	(1,064)
Variable compensation program	(2,550)	(1,009)	(2,427)	(1,009)
Government grants	928	930	792	662
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	23,798	1,073	23,443	1,416
Expenses/Reimbursements from E&P partnership operations	1,530	1,227	1,530	1,227
Amounts recovered from Lava Jato investigation	874	1,801	874	1,801
Gains / (losses) on decommissioning of returned/abandoned areas	(637)	2,365	(637)	2,365
Others	961	7	1,176	(166)
Total	4,742	(21,645)	5,659	(18,128)

The main factors of the variation in relation to 2018 were:

•	Higher net gains on disposal and write-off of assets, with emphasis on TAG and gains from the sale of E&P fields;

•

Lower provision for losses and contingencies with lawsuits, mainly due to the agreement with the ANP on the unification of the Parque das Baleias fields and arbitration in the United States on the drilling service contract for the drill ship Titanium Explorer ( Vantage), both made in 2018, reversal of provision due to adherence to the amnesty program with the State of Rio de Janeiro in 2018, in addition to lower expense with exchange variation on Class Action's liability dollar exposure, reflecting the depreciation of the real against the U.S. dollar; on the other hand, there was a provision referring to the arbitration of Sete Brasil shareholders in 2019;

•	Expenses with adhesion to Petrobras' Career and Compensation Plan (PCR) in 2018;

•

Expenses from Production Individualization Agreements (AIPs), which provide for equalization of expenses and production volumes related to Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields in 2018.

These effects were offset by expenses with the dismantling of areas, compared to the positive result of the 2018, according to note 20.

11.	Net finance income (expense)
	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018

Finance income	5,271	8,713	5,589	5,948
Income from investments and marketable securities (Government Bonds)	2,212	2,051	611	598
Discount and premium on repurchase of debt securities	19	1,190	−	−
Gains from signed agreements (electric sector)	310	2,640	310	2,640
Other income, net	2,730	2,832	4,668	2,710
Finance expenses	(27,878)	(20,479)	(32,626)	(14,826)
Interest on finance debt	(19,060)	(21,528)	(20,514)	(16,341)
Unwinding of discount on lease liabilities	(5,973)	(36)	(12,670)	(499)
Discount and premium on repurchase of debt securities	(3,380)	(2,205)	−	−
Capitalized borrowing costs	5,250	6,584	5,193	5,350
Unwinding of discount on the provision for decommissioning costs	(3,128)	(2,366)	(3,127)	(2,304)
Other finance expenses and income, net	(1,587)	(928)	(1,508)	(1,032)
Foreign exchange gains (losses) and indexation charges	(11,852)	(11,732)	(13,175)	(9,455)
Foreign exchange	(253)	(307)	(2,819)	758
Expenses	(12,397)	(12,121)	(11,170)	(10,967)
Other foreign exchange gains (losses) and indexation charges, net	798	696	814	754
Total	(34,459)	(23,498)	(40,212)	(18,333)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Negative net financial result higher than 2018, mainly due to:

•	Higher interest expenses related to leasing, reflecting the effects of the adoption of IFRS 16;

•	Higher net costs (goodwill / negative goodwill) with repurchase of debt securities in the capital market;

•	Lower gain due to signed agreements related to the electricity sector;

•	Lower capitalized interest, due to the lower balance of assets under construction;

•	Increase in interest on the dismantling of areas, due to the higher balance of the provision; and

•	Negative goodwill costs related to the anticipation of receivables from the electricity sector.

These effects were partially offset by lower interest expense on financing, mainly reflecting the lower average debt.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

12.	Segment information - Result
Consolidated Statement of Income by operating segment - 12.31.2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	199.429	266.613	45.252	4.802	(213.851)	302.245
Intersegments	195.245	36.561	13.002	895	(213.851)	31.852
Third parties	4.184	230.052	32.250	3.907	−	270.393
Cost of sales	(107.694)	(242.990)	(30.338)	(4.588)	205.470	(180.140)
Gross profit (loss)	91.735	23.623	14.914	214	(8.381)	122.105
Income (expenses)	(16.700)	(17.258)	9.926	(16.806)	(113)	(40.951)
Selling	(4)	(8.568)	(8.971)	(121)	(82)	(17.746)
General and administrative	(990)	(1.329)	(530)	(5.519)	−	(8.368)
Exploration costs	(3.197)	−	−	−	−	(3.197)
Research and development	(1.549)	(43)	(58)	(618)	−	(2.268)
Other taxes	(507)	(606)	(617)	(754)	−	(2.484)
Impairment of assets	(8.027)	(2.802)	(801)	−	−	(11.630)
Other income and expenses	(2.426)	(3.910)	20.903	(9.794)	(31)	4.742
Net income / (loss) before financial results and income taxes	75.035	6.365	24.840	(16.592)	(8.494)	81.154
Net finance income (expenses) (*)	−	−	−	(34.459)	−	(34.459)
Results in equity-accounted investments	330	(653)	407	463	−	547
Net income / (loss) before income taxes	75.365	5.712	25.247	(50.588)	(8.494)	47.242
Income taxes	(25.511)	(2.164)	(8.446)	16.833	2.888	(16.400)
Net income from continuing operations for the year	49.854	3.548	16.801	(33.755)	(5.606)	30.842
Net income from discontinued operations for the year	−	−	12	10.116	−	10.128
Net income for the period	49.854	3.548	16.813	(23.639)	(5.606)	40.970
Attributable to:
Shareholders of Petrobras	49.905	3.945	16.331	(24.438)	(5.606)	40.137
Net income from continuing operations	49.905	3.945	16.331	(34.303)	(5.606)	30.272
Net income from discontinued operations	−	−	−	9.865	−	9.865
Non-controlling interests	(51)	(397)	482	799	−	833
Net income from continuing operations	(51)	(397)	470	548	−	570
Net income from discontinued operations	−	−	12	251	−	263
	49.854	3.548	16.813	(23.639)	(5.606)	40.970

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 12.31.2018 - Reclassified
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	191,546	269,138	44,926	6,331	(201,686)	310,255
Intersegments	182,983	61,145	13,518	757	(201,686)	56,717
Third parties	8,563	207,993	31,408	5,574	−	253,538
Cost of sales	(105,599)	(245,936)	(33,324)	(5,889)	199,180	(191,568)
Gross profit (loss)	85,947	23,202	11,602	442	(2,506)	118,687
Income (expenses)	(19,463)	(12,677)	(8,933)	(16,932)	(137)	(58,142)
Selling	(291)	(6,496)	(6,807)	(245)	(99)	(13,938)
General and administrative	(934)	(1,365)	(551)	(5,294)	(2)	(8,146)
Exploration costs	(1,904)	−	−	−	−	(1,904)
Research and development	(1,622)	(42)	(75)	(606)	−	(2,345)
Other taxes	(411)	(768)	(244)	(1,052)	−	(2,475)
Impairment of assets	(5,348)	(1,687)	(723)	69	−	(7,689)
Other income and expenses	(8,953)	(2,319)	(533)	(9,804)	(36)	(21,645)
Net income / (loss) before financial results and income taxes	66,484	10,525	2,669	(16,490)	(2,643)	60,545
Net finance income (expenses)	−	−	−	(23,498)	−	(23,498)
Results in equity-accounted investments	297	1,299	355	(31)	−	1,920
Net income / (loss) before income taxes	66,781	11,824	3,024	(40,019)	(2,643)	38,967
Income taxes	(22,604)	(3,578)	(907)	10,729	898	(15,462)
Net income from continuing operations for the year	44,177	8,246	2,117	(29,290)	(1,745)	23,505
Net income from discontinued operations for the year	−	−	54	3,139	−	3,193
Net income for the period	44,177	8,246	2,171	(26,151)	(1,745)	26,698
Attributable to:
Shareholders of Petrobras	44,196	8,405	1,709	(26,786)	(1,745)	25,779
Net income from continuing operations	44,196	8,405	1,670	(29,022)	(1,745)	23,504
Net income from discontinued operations	−	−	39	2,236	−	2,275
Non-controlling interests	(19)	(159)	462	635	−	919
Net income from continuing operations	(19)	(159)	446	(267)	−	1
Net income from discontinued operations	−	−	16	902	−	918
	44,177	8,246	2,171	(26,151)	(1,745)	26,698

Revenue from consolidated inter-segment sales (remaining after disposal) refers to RTC sales to BR, which is classified as a discontinued operation in the “Corporate and other businesses” segment.

The Exploration and Production (E&P) segment achieved an increase in operating profit mainly due to higher production, devaluation of the real against the dollar, lower lifting cost and lower expenses with legal contingencies, which were partially mitigated by the lower Brent quotation and greater losses for impairment.

In the Refining, Transport and Marketing (RTC) segment, the lower operating profit was mainly due to the lower volume of sales in the domestic market, a reduction in the positive effect of inventory turnover between the years, higher selling expenses, with related lawsuits environmental taxes and contingencies related to the OSPAR pipeline and greater impairment. These factors were partially offset by higher volumes and margins in the export of fuel oil and petroleum.

In relation to the Gas and Energy segment, operating income was higher due to better margins in the sale of natural gas, in the sale of energy contracts in the Free Contracting Environment (ACL) and due to the sale of a 90% interest in TAG , in June / 19, despite higher sales expenses with payment of TAG's tariff.

Accounting policy

The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Distribution businesses. Biofuels, which are now included in the Corporate and other businesses. For this reason, previous periods are being restated for comparability purposes. Accordingly, the company's business segments disclosed separately are:

a) Exploration and Production (E&P): covers the activities of exploration, production development and production of oil, LGN (net of natural gas) and natural gas in Brazil and abroad, aiming to serve, primarily, the country's refineries and acting also in association with other companies in partnerships, in addition to shareholdings in companies in this segment abroad.

As an integrated energy company, with a focus on oil and gas, revenue from inter-segment sales mainly refers to oil transfers to the Refining, Transport and Commercialization (RTC) segment, which aim to supply the company's refineries in service national demand for derivatives. These transactions are measured at internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil chain.

In addition, the E&P segment obtains sales revenue from transfers of natural gas to the Gas and Energy segment to carry out processing at its industrial units. These transactions are measured at internal transfer prices, based on the international prices practiced for this commodity.

Revenue from sales to third parties mainly reflects the provision of services related to exploration and production activities, the sales made by the E&P UPGNs, in addition to the oil and natural gas operations carried out by subsidiaries abroad.

b) Refining, Transport and Commercialization (RTC): includes the activities of refining, logistics, transport, acquisition and export of crude oil, as well as the purchase and sale of products derived from petroleum and ethanol, in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

This segment purchases crude oil from the E&P segment, imports oil to mix with the Company's domestic oil, as well as acquires oil products in international markets taking advantage of the price differentials existing between the cost of processing oil in Brazil and the cost of importing oil products.

The revenue from inter-segment sales mainly reflects derivative trading operations for the market-based distribution business, and operations for the G&E and E&P segments at the internal transfer price.

Revenue from sales to third parties mainly reflects the operations for the sale of oil products in the country and the export and sale of oil and oil products by subsidiaries abroad.

c) Gas and Energy: includes the activities of logistics, commercialization of natural gas and electric energy, transport and commercialization of liquefied natural gas (LNG), generation of energy through thermoelectric plants, as well as participation in natural gas transport and distribution companies in Brazil and abroad. In this segment, the results of the company's natural gas processing and fertilizer production operations are also included.

The revenue from inter-segment sales comes mainly from the transfer of processed natural gas, LPG and LGN to the RTC segment, measured at the internal transfer price.

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to complement national demand.

Revenue from sales to third parties mainly reflects the sale of processed natural gas to gas distributors and the generation and sale of electricity.

In the Corporate segment and other businesses, items that cannot be attributed to the business segments are allocated, comprising those with corporate characteristics, in addition to the distribution and biofuels businesses. Corporate items mainly include those related to corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to pension and health plans for the beneficiaries. The distribution businesses reflect the equity interest in the affiliate BR Distribuidora (Investments and Results in Equity-Accounted Investments), the derivatives distribution businesses abroad (South America), in addition to the discontinued operation as explained in note 30. The biofuels businesses reflect the activities of production of biodiesel, its co-products and ethanol.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

13.	Trade and other receivables

13.1.Trade and other receivables, net

	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Receivables from contracts with customers
Third parties	18,057	25,629	9,179	9,208
Related parties
Investees (note 37.8)	3,201	2,641	20,385	17,364
Receivables from the electricity sector (note 13.4) (*)	1,347	17,051	436	15,092
Subtotal	22,605	45,321	30,000	41,664
Other trade receivables
Third parties
Receivables from divestments (**)	5,781	5,020	5,781	5,020
Lease receivables	1,941	2,011	−	−
Other receivables	3,348	5,134	1,973	3,141
Related parties
Diesel subsidy (note 37.8)	−	1,550	−	1,550
Investments in the Credit Rights Investment Fund - FIDC-NP (Note 37.5)	−	−	52,550	9,845
Petroleum and alcohol accounts - receivables from Brazilian Government (note 37.8)	1,226	1,191	1,226	1,191
Subtotal	12,296	14,906	61,530	20,747
Total trade receivables	34,901	60,227	91,530	62,411
Expected credit losses (ECL) - Third parties	(9,214)	(13,137)	(4,227)	(4,106)
Expected credit losses (ECL) - Related parties	(178)	(3,545)	−	(3,435)
Total trade receivables, net	25,509	43,545	87,303	54,870
Total trade receivables	15,164	22,264	78,813	36,731
Expected credit losses (ECL) - Third parties	10,345	21,281	8,490	18,139

(*) Includes the amount of R$ 707 on December 31, 2019 (R$ 770 on December 31, 2018) related to finance lease receivable from AME.

(**) Refers to amounts receivable from the divestment in Nova Transportadora do Sudeste and contingent portion of Roncador

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of the products depending on the variation in the value of the commodity, classified in the fair value through profit or loss category, whose value at 31 December 2019 totaled R$ 1,440.

13.2.Aging of trade and other receivables – third parties

	Consolidated				Parent Company
	12.31.2019		12.31.2018		12.31.2019		12.31.2018
	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses
Current	18,776	(567)	22,718	(1,394)	11,974	(260)	10,899	(222)
Overdue:
Up to 3 months	1,011	(154)	1,876	(211)	626	(152)	1,592	(149)
From 3 to 6 months	98	(33)	135	(47)	64	(21)	83	(30)
From 6 to 12 months	197	(51)	186	(78)	90	(50)	32	(22)
Over 12 months	9,045	(8,409)	12,879	(11,407)	4,179	(3,744)	4,763	(3,683)
Total	29,127	(9,214)	37,794	(13,137)	16,933	(4,227)	17,369	(4,106)

13.3.Changes in provision for expected credit losses

	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Opening balance	16,682	19,667	7,541	8,834
Initial application of IFRS 9	−	405	−	64
Additions	867	322	488	288
Write-offs	(4,964)	(4,540)	(3,802)	(1,645)
Transfer of assets held for sale	(3,412)	21	−	−
Cumulative translation adjustment	219	807	−	−
Closing balance	9,392	16,682	4,227	7,541
Current	4,443	6,645	4,127	4,032
Non-current	4,949	10,037	100	3,509

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

In 2019, write-offs of R$ 4,964 basically reflect the end of the electric sector collection lawsuit, according to note 13.4.

In 2018, the write-offs of R$ 4,540 mainly reflect the effects of the agreements signed with Eletrobras (CCD 2018), according to note 8.4 of December 31, 2018.

13.4.Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Lease receivables	Others	Total
Receivables	5,224	9,919	2,862	770	3	18,778
ECL	(4,580)	(20)	(3)	−	(3)	(4,606)
Balance at December 31, 2018	644	9,899	2,859	770	−	14,172
Sales	3,356	−	−	−	−	3,356
Amounts received	(3,264)	(9,764)	(2,617)	(152)	(3)	(15,800)
Interest	39	444	136	118	−	737
Derecognition of receivables	(3,483)	−	(3)	−	−	(3,486)
Agreements in 2018	−	−	843	−	−	843
Discount on transfer of rights	−	(509)	−	−	−	(509)
(Additions)/reversals of ECL	(77)	4	2	(29)	3	(97)
Derecognition of receivables - ECL	3,432	16	−	−	−	3,448
Transfer to assets held for sale (*)	(23)	(90)	(785)	−	−	(898)
Balance at December 31, 2019	624	−	435	707	−	1,766
Receivables	864	−	435	736	−	2,035
ECL	(240)	−	−	(29)	−	(269)
Balance at December 31, 2019	624	−	435	707	−	1,766
(*) Amounts relate to BR receivables that were transferred to assets held for sale at June 30, 2019.

	Accounts Receivable	Expected Credit Losses	Total
Related parties - Eletrobras Group
Eletrobras	435	−	435
Amazonas Geração e Transmissão - AmGT	912	(178)	734
Total	1,347	(178)	1,169
Third parties
Cia de Gás do Amazonas - CIGÁS	629	(32)	597
Cia de Eletricidade do Amapá - CEA	59	(59)	−
Others	−	−	−
Total	688	(91)	597
Balance at December 31, 2019	2,035	(269)	1,766
Balance at December 31, 2018	18,778	(4,606)	14,172

As a result of the completion of the privatization process of the Eletrobras System Distributors, which took place in April 2019, all the precedent conditions provided for in the Debt Assumption Instruments - IADs, signed between the Distributors and Petrobras, were met and, with that, the Eletrobras became the debtor of all the amounts in question.

On June 30, 2019, the amount of R$ 898 related to receivables from Petrobras Distribuidora (BR) was transferred to assets held for sale and subsequently realized, with the conclusion of the additional sale of its stake in BR through a public offering secondary action (follow-on). With the conclusion of the transaction, Petrobras is no longer the parent company of BR, as detailed in note 30.

On July 31, 2019, Petrobras, Eletrobras and Amazonas Energia requested the closure of the collection lawsuit, required by Petrobras, in the face of the main debtors (Amazonas Energia and Eletrobras), the amount of which totaled approximately R$ 3,192, as foreseen in extrajudicial agreement signed between the parties and the IADs of December 3, 2018 (“IAD 2018”). In this way, all the precedent conditions provided for in “IAD 2018” were fulfilled and Eletrobras became the debtor of this IAD, the last instrument that still remained under suspensive condition.

As a result, the controversial amounts, as well as the expected credit loss (PCE) constituted, were fully reversed, without impacting the income for the year, considering that these amounts were fully recognized as PCE.

The Debt Confession Instrument signed between Amazonas Energia S / A (debtor), Petrobras (creditor) and Eletrobras (guarantor) on December 3, 2018, whose confessed debt was later assumed by Eletrobras after the implementation of all suspensive conditions contained in the IAD signed on the same date, after the prepayment made by Eletrobras on August 2, 2019, in the amount of R$ 1,275, records a balance on December 31, 2019 in the amount of R$ 435.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

All other credits held by Petrobras vis-à-vis Eletrobras, originated in renegotiations formalized by ICDs signed in December 2014, which were fully assumed by Eletrobras via IADs, upon the privatization of the Distributors, do not present outstanding balances on December 31, 2019, since on September 20, 2019, Petrobras and Apolo Credit Rights Investment Fund entered into a Credit Rights Assignment Agreement, with no right of recourse or co-obligation, of the credits contained in IADs 2014, for the amount of R$ 8,934 with the financial settlement occurred on September 26, 2019 and a negative goodwill of R$ 509 was recorded, classified under financial expenses.

In relation to the current supply of gas, after the assignment of the gas marketing contract from “Amazonas Energia      S/A” to “Amazonas Geração e Transmissão S/A”, which occurred in December 2018, delays or defaults were no longer recorded payment of current supply.

Accounting policy

Accounts receivable are generally classified at amortized cost, except for certain receivables classified as fair value through profit or loss, whose cash flows are not characterized as receipt of principal and interest, including receivables where the formation of final prices after transfer control of products dependent on the variation in the value of the commodity.

When the company leases an asset under a finance lease, a receivable for an amount equal to the net investment in the lease is constituted, consisting of the lease payments receivable and any residual unsecured amount under the company's responsibility, discounted at the rate of implicit interest in the transaction.

The company recognizes a provision for expected credit losses for accounts receivable from short-term customers through the use of a matrix of provisions based on the experience of unadjusted historical credit loss, when such information represents the best reasonable and sustainable information, or, adjusted, based on current observable data to reflect the effects of current and future conditions provided that such data are available without undue cost or effort.

In general, for other receivables, the company recognizes a provision for an amount equivalent to the expected credit loss for 12 months, however, when the credit risk of the financial instrument has increased significantly since its initial recognition, the provision is recognized for an equivalent amount. the expected credit loss (lifetime).

When assessing the significant increase in credit risk, the company compares the default risk that occurs in the financial instrument on the balance sheet date with the default risk that occurs in the financial instrument on the date of its initial recognition.

Regardless of the assessment of the significant increase in credit risk, the company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments have been due for more than 30 days, except when reasonable and sustainable information available demonstrates the opposite.

The company assumes that the credit risk of accounts receivable has not increased significantly since its initial recognition when it has low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal assessment methodologies.

The company considers defaults when the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when there is a delay in receipt due to contractual terms equal to or greater than 90 (ninety) days.

Expected credit loss is the weighted average of credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured by the difference between all contractual cash flows due to the company and all cash flows that the company expects to receive, discounted at the original effective rate.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

14.	Inventories
	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Crude oil	15,738	16,081	12,261	13,160
Oil products	9,165	10,686	8,661	9,528
Intermediate products	2,362	2,364	2,362	2,364
Natural gas and Liquefied Natural Gas (LNG) (*)	699	474	340	399
Biofuels	114	582	65	80
Fertilizers	112	300	21	193
Total products	28,190	30,487	23,710	25,724
Materials, supplies and others	4,819	4,335	4,496	3,583
Total	33,009	34,822	28,206	29,307
(*) GNL - Gás Natural Liquefeito

Consolidated inventories are presented net of losses to adjust to their net realizable value, these adjustments arising mainly from fluctuations in the international quotations of oil and its derivatives and, when constituted, are recognized in the income for the year as costs of products and services sold. In the year ended December 31, 2019, a provision of   R$ 68 (R$ 1,595, in the year ended December 31, 2018) was recorded.

As of December 31, 2019, the company had an inventory volume of oil and / or derivatives given as a guarantee of the Terms of Financial Commitment, signed in 2008 with Petros, in the amount of R$ 14,210 (R$ 17,421 in 31 December 2018), as explained in note 18.

Accounting policy

Inventories are measured at their weighted average acquisition or production cost and are adjusted to their net realizable value, when this is less than the book value.

The net realizable value comprises the estimated selling price in the normal course of business, less estimated completion costs and the costs to complete the sale.

The stocks of oil and LNG can be traded in a raw state, as well as consumed in the production process of its derivatives and / or used for power generation, respectively.

The intermediaries are formed by chains of products that have already passed through at least one processing unit, but still need to be processed, treated or converted to be made available for sale.

Biofuels mainly comprise the balances of ethanol and biodiesel stocks.

Materials, supplies and others represent mainly production inputs and operating materials that will be used in the company's activities and are stated at the average purchase cost, when this does not exceed the replacement cost.

15.	Trade payables
	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Third parties in Brazil	10,320	15,530	8,775	12,636
Third parties abroad	8,243	6,092	2,492	3,071
Related parties	4,013	2,894	23,186	13,433
Balance in current liabilities	22,576	24,516	34,453	29,140

In 2019, the increase in trade payables occurred due to divestments during the year, mainly TAG, which became an associate and, consequently, represented in the line of related parties, import of natural gas from Bolivia supplied by YPFB, ship charters (VCR ), increased imports of oil and gas from suppliers abroad and increased operations with companies classified as joint operations (share of other partners). These effects were offset by the adoption of IFRS 16, which started to classify leases, previously classified as trade payables, as financial leases.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

16.	Taxes
16.1.	Income taxes and other taxes
Income taxes	Consolidated
	Current Assets		Current Liabilities		Non-Current Liabilities
	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Taxes in Brazil
Income taxes	10,018	2,840	288	257	-	-
Income taxes - Tax settlement programs	−	−	228	216	2,031	2,139
	10,018	2,840	516	473	2,031	2,139
Taxes abroad	32	23	598	344	-	-
Total	10,050	2,863	1,114	817	2,031	2,139

	Consolidated
Other taxes	Current Assets		Non-Current Assets		Current Liabilities		Non-Current Liabilities*
	12.31.2019	12.31.2019	12.31.2019	12.31.2018	12.31.2019	12.31.2018	31.12.2019	31.12.2018
Taxes in Brazil
Current / Deferred ICMS (VAT)	2,237	3,028	1,469	2,714	3,058	3,574	−	−
Current / Deferred PIS and COFINS	1,681	1,714	10,442	10,337	1,014	1,196	176	123
Claim to recover PIS and COFINS			3,304	3,242
CIDE	123	84	−	−	182	195	−	−
Production taxes	−	−	−	−	7,775	6,807	1,071	−
Withholding income taxes	−	−	−	−	937	1,194	−	−
Tax Settlement Program	−	−	−	−	−	6		−
Others	129	134	617	612	761	712	905	291
Total in Brazil	4,170	4,960	15,832	16,905	13,727	13,684	2,152	414
Taxes abroad	67	60	45	54	73	94	−	−
Total	4,237	5,020	15,877	16,959	13,800	13,778	2,152	414
(*) The amounts of other taxes and contributions in non-current liabilities are classified in "Other accounts and expenses payable".

The amounts on Current Assets as Taxes on Income refer basically to tax credits identified in the calculation process, in addition to the negative balance of IRPJ and CSLL related to the calendar years 2018 and 2019.

Deferred PIS-COFINS credits refer to the acquisition of goods and services for assets under construction “Works in progress”, since the legislation only allows their use after the entry of these assets into production, as well as to Electronic Refund Orders of extemporaneous credits with the Federal Revenue of Brazil.

In 2019, provisions for losses of tax credits to be recovered (ICMS, PIS and COFINS) were recognized, in the short and long term, in the amount of approximately R$ 1 billion, mainly due to changes in the scope of investment projects in progress, reflecting the vision of the company's Strategic Plan, as well as uncertainties related to the realization of credits in electricity trading operations.

PIS and COFINS Law 9,718/98

The company filed common lawsuits against the Federal Government regarding the recovery of amounts collected under PIS / COFINS on financial income and exchange rate variations, considering the unconstitutionality of paragraph 1° of art. 3° of Law 9,718/98, in the periods between February 1999 and January 2004.

All the actions were deemed valid and have the merits of a final decision. The request for restitution of values requires prior approval by the Court of settlement reports and subsequently judicial enforcement of the right. In 2017, for the largest portion to be recovered, a favorable liquidation report was published for Petrobras. The process is still awaiting ratification by the Court.
As of December 31, 2019, the monetarily restated amount is R$ 3,304 (R$ 3,242 as of December 31, 2018).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

16.2.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In the year ended 2019, Petrobras, in compliance with the current governance process and in the analysis of the cost and benefit ratio, adhered to amnesty and state remission programs for the payment in cash of ICMS debts, as shown below:

State	State Law/Decree n°	Benefits received	Disputes (*)	Reduction Benefit	Amount to be paid after benefit (**)
BA	14,085/2019	90% reduction in debts the amounts of which result from fines for infractions and late payment increases and 50% remission of ICMS credits	1,810	(1,386)	424
PE	414/2019	90% reduction in late payment interest and 43% in the fine; and remission of 50% of the ICMS credit.	1,352	(904)	448
AM	202/2019	90% reduction in late payment interest and fines; and remission of 50% of the ICMS credit	789	(543)	246
CE	33,135/2019	90% reduction in debts the amounts of which result from fines for infractions and late payment increases and 50% remission of ICMS credits	511	(396)	115
AL	5,900/96	90% reduction in late payment interest and fines; and remission of 50% of the ICMS credit	334	(255)	79
SE	40,486/2019	90% reduction in late payment interest and fines; and remission of 50% of the ICMS credit	164	(104)	60
RS	54,853/2019 and 54,887/2019	60% reduction in interest and fines; 50% reduction in ICMS (main obligation) and 90% in interest.	305	(232)	73
			5,265	(3,820)	1,445

(*) R$ 4.8 billion of debts were classified as possible loss, according to note 19.

(**) Amounts recognized in tax expenses (R$ 909), other income and expenses (R$ 405) and financial expenses (R$ 131).

Among the debts of tax payers paid, the main matter refers to the ICMS Agreements 7 and 146/2019, approved under the CONFAZ, which, in addition to the amnesty programs, authorized the States to institute the system of the presumed ICMS credit for the future operations, eliminating the risk of divergent interpretations between tax authorities and taxpayers regarding the purpose of the acquired asset (asset, input or use and consumption).

16.3.	Brazilian federal settlement programs

In 2018 the Company settled most of the debts relating to the tax settlement programs it joined in 2017, which enabled the company to close relevant legal disputes with reduction of interest, fines and legal charges, as well as with the use of credits of tax loss, with the Federal Revenue of Brazil (RFB), the Attorney General's Office of the National Treasury and of autarchies and federal public foundations.

As of December 31, 2019, the Special Tax Settlement Program (PERT) remains on balance, which covered the lawsuit related to the RFB tax assessment notice on the full deductibility of the obligations assumed by the company in 2008 under the Terms of Financial Commitment (TCF) entered into with Petros and entities representing employees on the basis of calculating IRPL and CSLL, considering that there were no new adhesions to federal debt programs.

The movement of this program is shown below:

	Consolidated
	12.31.2018	Payments	Use of tax loss carryforwards	Inflation indexation	Others	12.31.2019
PERT
Income taxes	2,351	(218)	−	122	−	2,255
Others taxes	4	−	−	−	−	4
	2,355	(218)	−	122	−	2,259
Current						228
Non-current						2,031

The balances related to the federal debt settlement programs have the following maturity dates:

	Consolidated
	2020	2021	2022	2023	2024	2025 onwards	Total
PERT	224	224	224	224	224	1,135	2,255

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

16.4.	New Taxation Model for the Oil and Gas Industry – Repetro - Sped

Law No. 13,586, enacted in 2017, defined a new taxation model for the oil and gas industry and, together with Decree No. 9,128/2017 and IN RFB No. 1,781/2017, established a new special regime for exploration, development and production of oil, gas and other liquid hydrocarbons, called Repetro-Sped.

From the application of this new model, the company expects greater legal stability in the oil and gas sector in Brazil, which can encourage greater investments and reduce the number of disputes involving industry participants.

Repetro-Sped maintains the full suspension of taxes on goods temporarily admitted to the country, a benefit already provided for in the previous Repetro regime, and extends the exemption for goods permanently imported into Brazil, through the acquisition of these definitively by Petrobras and Brazilian Consortia. For the assets that were already in the country on December 31, 2017, the company initiated the transfer of ownership of the oil and gas assets of PNBV and its subsidiaries, to the parent company and consortiums in Brazil, which will take place until 2020. Thus, due to the fact that the assets no longer need to return abroad at the end of the contract, their respective operational and financial costs of removal were eliminated. The regime will expire in December 2040. As a result of these transfers, there was a corporate restructuring of companies abroad, as mentioned in note 30.2.

On September 4, 2019, IN RFB No. 1,901 was published, which regulated Repetro-Industrialização, created by Law No. 13,586/2017. The regime allows the beneficiary company to import or acquire in the domestic market, with the suspension of federal taxes, raw materials, intermediate products and packaging materials to be used in the production process of the final product intended for companies benefiting from Repetro-Sped. .

At the state level, by resolution of the National Council for Farm Policies (CONFAZ), the states authorized the granting of tax incentives related to the ICMS levied on operations covered by Repetro-Sped, and each federal unit is responsible for promoting the incorporation of these incentives in its order internal regulations.

To date, the states that have introduced ICMS tax incentives applicable to Repetro-Sped and authorized by CONFAZ are: Amazonas, Bahia, Ceará, Espirito Santo, Rio de Janeiro, Rio Grande do Norte, São Paulo, Sergipe, Minas Gerais and Piauí.

Finally, on December 17, 2019, the ICMS Agreement 220 was published, whose purpose was to amend the ICMS Agreement 03/2018, improving the rules in force until then to clarify several points such as tax competence in interstate transactions and the responsibility of purchasers for payment of ICMS. Such changes were promoted to incorporate into the ICMS the Repetro-Industrialization system, instituted at the federal level as of IN RFB nº 1.901 / 2019.

16.5.	Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated		Parent Company
	2019	2018 - Reclassified	2019	2018 - Reclassified
Net income before income taxes	47,242	38,967	44,329	34,989
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(16,062)	(13,249)	(15,072)	(11,897)

Tax benefits from the deduction of interest on capital distribution	2,944	2,101	2,936	2,101
Different jurisdictional tax rates for companies abroad	4,193	1,306	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(692)	(139)	(692)	(164)
Tax incentives (**)	1,754	267	123	169
Tax loss carryforwards (unrecognized tax losses) (***)	(2,695)	(1,825)	−	(14)
Non-taxable income (non-deductible expenses), net (****)	(6,091)	(4,093)	(1,615)	(2,043)
Others	249	170	262	245
Income tax expenses	(16,400)	(15,462)	(14,058)	(11,603)
Deferred income taxes	(11,036)	(1,297)	(11,924)	(398)
Current income taxes	(5,364)	(14,165)	(2,133)	(11,205)
Total	(16,400)	(15,462)	(14,057)	(11,603)
Effective tax rate of income taxes	34,7%	39,7%	31,7%	31,0%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It mainly includes tax incentives granted by dutch authorities.
(***) It includes R$ 2,910 regarding uncertainty over income tax treatments adopted by subsidiaries.
(****) It includes results in equity-accounted investments, expenses relating to health care plan and legal agreements effects.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

16.6.	Deferred income taxes - non-current

The changes of deferred income tax and social contribution is shown below:

	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing (**)	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total	Total
Balance at January 1, 2018	(35,370)	(1,641)	5,496	(430)	7,280	19,950	1,883	8,884	1,768	7,820	(2,657)
Recognized in the statement of income for the year	7,288	(3,880)	(5,339)	(489)	721	(1,114)	(121)	663	(516)	(2,787)	(398)
Recognized in shareholders’ equity	−	−	6,919	−	−	−	−	(455)	4	6,468	6,611
Cumulative translation adjustment	−	83	(42)	−	−	739	−	−	(15)	765	−
Use of tax credits	−	−	−	−	−	(4,063)	−	−	(389)	(4,452)	(4,452)
Others	−	(94)	60	350	6	53	−	33	(374)	34	(132)
Balance at December 31, 2018	(28,082)	(5,532)	7,094	(569)	8,007	15,565	1,762	9,125	478	7,848	(1,028)
Recognized in the statement of income for the year	5,882	(10,770)	(469)	(11)	(4,496)	(3,549)	875	582	920	(11,036)	(11,924)
Recognized in the statement of income of discontinued operation (***)	−	−	−	−	−	−	−	−	(2,520)	(2,520)	(2,520)
Recognized in shareholders’ equity (*)	−	−	(904)	1,269	−	−	−	6,121	−	6,486	6,820
Cumulative translation adjustment	−	27	−	−	−	257	(2)	−	(29)	253	−
Use of tax credits	−	−	−	−	−	(1,309)	−	−	85	(1,224)	(1,224)
Trabsfers to held for sale	−	1,828	(227)	71	(359)	(721)	(94)	(889)	(747)	(1,138)
Others	−	(17)	(56)	−	−	(122)	−	(1)	27	(171)	(98)
Balance at December 31, 2019	(22,200)	(14,464)	5,438	760	3,152	10,121	2,541	14,938	(1,786)	(1.502)	(9,974)
Deferred tax assets										10,384	−
Deferred tax liabilities										(2,536)	(1,028)
Balance at December 31, 2018										7,848	(1,028)
Deferred tax assets										5,593	−
Deferred tax liabilities										(7,095)	9,974
Balance at December 31, 2019										(1,502)	9,974

(*) Mainly includes adjustments for impairment losses, capitalized interest and expansion of the asset base to calculate accelerated depreciation.

(**) The amounts recognized as loans, accounts receivable / payable, financing and leasing, refer to the tax effect on the exchange rate variation recorded in other comprehensive income (cash flow hedge), according to note 36.2.

(***) Income tax and social contribution on the gain on remeasurement on the sale of BR Distribuidora (note 30).

The recognition of deferred tax credits takes into account assessments of uncertainties about the treatment of taxes on profit in the context of applicable tax laws, as well as in the projection of taxable profit for subsequent years, such projection being reviewed annually. Management considers that deferred tax credits will be realized in proportion to the realization of provisions and the final resolution of future events, both based on projections based on PNG and that do not exceed ten years.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Timing of reversal of deferred income taxes

Deferred tax credits were recognized based on the projected taxable income in subsequent years, supported by the premises of the Strategic Plan (PE) 2020-2024, whose main goals are business restructuring, the continuation of the divestment program, demobilization of assets and the reduction of operating expenses.

Management believes that deferred tax credits will be realized in proportion to the realization of provisions and the final resolution of future events, both based on projections based on PE.

As of December 31, 2019, the expected realization of deferred tax assets and liabilities is as follows:

	Deferred income taxes, net
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2020	3,741	83	−	−
2021	95	158	−	−
2022	187	76	−	−
2023	79	1,161	−	1,697
2024	129	2,842	−	4,290
2025 and thereafter	1,362	2,775	−	3,987
Recognized deferred tax credits	5,593	7,095	−	9,974
Brazil	987	−	−	−
Abroad	5,699	−	−	−
Unrecognized deferred tax credits	6,686	−	−	−
Total	12,279	7,095	−	9,974

As of December 31, 2019, the company had unregistered tax credits abroad in the amount of R$ 5,699 (R$ 5,703 as of December 31, 2018), arising from accumulated tax losses, arising mainly from exploration and production activities of oil and gas and refining in the United States in the amount of R$ 5,426 (R$ 5,416 as of December 31, 2018) and in Spain in the amount of R$ 273 (R$ 267 in 2018).

An aging of the unrecognized tax carryforwards, from companies abroad is set out below:

Year	Unrecognized deferred tax credits
2021	182
2022	6
2023	52
2024	36
2025	14
2026 - 2028	944
2029 - 2031	1,178
2032 - 2034	2,266
2035 -2037	1,021
Total	5,699

Accounting policy - Income taxes

Income tax and social contribution expenses for the year are recognized in the income statement unless they are related to items directly recognized in shareholders' equity, comprising current and deferred taxes calculated based on the rates of 15%, plus an additional IRPJ of 10 % on taxable profit (taxable income) for income tax and 9% on taxable income (taxable income) for social contribution on net income, considering the offsetting of tax losses and negative social contribution base, limited to 30 % of taxable profit (taxable income) for the year. Since 2015, income tax expenses on income earned by subsidiaries abroad are recognized as established by Law No. 12,973 / 2014.

a) Current income taxes

They are calculated based on taxable income calculated in accordance with the relevant legislation and rates in effect at the end of the period being reported. Uncertainties regarding the treatment of taxes on profits are assessed periodically, taking into account the likelihood of acceptance by the tax authority.

Current income tax and social contribution are presented net, by taxpayer entity, when there is a legally enforceable right to offset recognized amounts and when there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

b) Deferred income taxes

They are generally recognized on temporary differences determined between the tax bases of assets and liabilities and their book values, and measured at the rates that are expected to be applicable in the period when the asset is realized or the liability is settled, based on the rates (and legislation tax) that are enacted or substantively enacted at the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, including unused tax losses and credits, insofar as it is probable that taxable income will be available against which the deductible temporary difference can be used, unless the asset Deferred tax arises from the initial recognition of an asset or liability in the transaction, which is not a business combination and at the time of the transaction does not affect either accounting profit or taxable profit (tax loss).

The existence of future taxable income is based on a technical study, approved by the company's management.

Deferred income tax and social contribution are shown net, when there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets and deferred tax liabilities are related to taxes on profit posted by the same authority taxation in the same taxable entity or in different taxable entities that intend to settle current tax liabilities and assets on a net basis, or realize the assets and settle liabilities simultaneously, in each future period in which significant amounts of tax assets or liabilities are expected deferred charges are settled or recovered.

17.	Short-term and other benefits

The balances related to the main short and long term benefits granted to employees are shown below:

	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Accrued vacation pay	2,659	3,025	2,369	2,546
Profit sharing	65	1,375	−	1,190
Employees variable compensation program	2,640	1,041	2,537	1,004
Voluntary Severance Program (PDV)	565	141	565	58
Salaries and related charges	856	844	738	679
Total	6,785	6,426	6,209	5,477
Current	6,632	6,426	6,056	5,477
Non-current	153	−	153	−
17.1.	Employees variable compensation program

Performance Award Program - PPP

In 2019, the Board of Directors approved for 2019 a new variable remuneration model for all company employees: the Performance Award Program - PPP, which, in line with the Strategic Plan, will enhance meritocracy and bring flexibility to a scenario in which the company seeks more efficiency and alignment with the best management practices.

The new PPP will be paid in a single installment, in case the company presents net profit above R$ 10 billion in the year of 2019, and the estimated amount of disbursement will depend on certain factors, such as individual employee performance and results of the areas, in addition to the metrics performance of the company.

The current model replaced the other benefits related to variable remuneration, provisioned and paid by the company, for the year 2018, such as Profit sharing or results - PLR (R$ 1,639, of which R$ 1,608 is related to the Petrobras group methodology and R$ 31 referring to Liquigás and FCC methodologies) and variable employee compensation program - PRVE (R$ 1,041).

In 2019, the company provisioned R$ 2,656 (R$ 2,533 in the Parent Company) referring to the employees' variable compensation of 2019, recorded in other operating expenses.

17.2.	Voluntary Severance Program (PDV)

On April 24, 2019, the company's Board of Directors approved the Voluntary Severance Program (PDV). The period of adhesion to the PDV occurs between May 2, 2019 and June 30, 2020, for Petrobras employees, who until the end of the registration period, are retired by the INSS. The program aims to achieve the objective of adapting staff and optimizing costs provided for in its 2019-2023 Business and Management Plan.

Recognition of the provision for expenses with this plan will occur as the employees adhere to it. As a result, the company has already registered the enrollment of 3,045 employees in this plan and the termination of 966 employees.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Additionally, the company launched two new voluntary termination programs with the same legal advantages and indemnity as the PDV 2019, but aimed at non-retired employees and with their own rules. These programs are aimed at the Corporate areas and Units in the process of divestment.

The Corporate PDV has already registered 243 adherence and the termination of 28 employees. The Units' PDV’s is opened as the assets are divested.

The changes in the provision as of December 31, 2019 are shown below:

	Consolidated
	12.31.2019	12.31.2018
Opening Balance	141	112
Discontinued operations	(83)	−
Enrollments	798	75
Revision of provisions	(8)	9
Separations in the period	(283)	(55)
Closing Balance	565	141
Current	394	141
Non-current	171	−

18.	Employee benefits (Post-Employment)

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated		Parent Company
	2019	2018	2019	2018
Liabilities
Petros Pension Plan - Renegotiated	41,239	27,711	41,239	26,136
Petros Pension Plan - Non-renegotiated	13,154	11,161	13,154	10,466
Petros 2 Pension Plan	3,987	1,591	3,455	1,295
AMS Medical Plan	48,312	47,411	46,921	43,980
Other plans	98	275	−	−
Total	106,790	88,149	104,769	81,877

Current	3,577	3,137	3,577	2,976
Non-current	103,213	85,012	101,192	78,901
Total	106,790	88,149	104,769	81,877

With the divestment in BR Distribuidora on July 25, 2019, this company's actuarial liabilities are no longer considered in the balance of Petrobras' post-employment benefit obligations on December 31, 2019 and in the determination of any deficit in the defined benefit plan, it must be solved by participants and sponsors, observing the proportion of their contributions to the plan, according to complementary Law No. 109/2001.

a)	Pension plans

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros Foundation), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

a.1) Renegotiated and Non-renegotiated Petros Plans (former Petros Plan)

Renegotiated and Non-renegotiated Petros Plans (formerly the Petros Plan of the Petrobras System - PPSP) are defined benefit pension plans, instituted by Petrobras in July 1970, which ensure the participants a complementation of the benefit granted by Social Security, and is currently directed to employees of Petrobras and the associated Petrobras Distribuidora - BR. The plan has been closed to employees hired since September 2002.

The evaluation of the Petros Foundation's costing plan is carried out on a capitalization basis, for most benefits. The sponsors make regular contributions equal to the values of the contributions of the participants (employees, beneficiaries and pensioners), that is, on an equal basis.

In August 2019, the Board of Directors approved the early settlement of part of the Financial Commitment Term (TCF) with Petros in the amount of R$ 2,738, of which R$ 2,080 in PPSP-R and R$ 658 in PPSP-NR. The full payment of the amount, which would only occur in 2028, occurred in advance by the company in order to improve the liquidity of the plans.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

As of December 31, 2019, the balances of the TCF, Financial Commitment Terms - TCF, signed in 2008 by the company and the Petros Foundation to cover plan obligations (PPSP-R and PPSP-NR), totaled R$ 9,126 and R$ 4,901, respectively. TCF commitments have a maturity of 20 years with semiannual interest payments of 6% a.a. updated balance payable. On the same date, the company had a stock of oil and / or derivatives given as guarantee for the TCF in the amount of R$ 14,210.

For the year 2020, for the PPSP-R and PPSP-NR plans, the expected contributions totaled R$ 995 and R$ 468 and the payment of interest on the TCFs, R$ 409 and R$ 188, respectively.

The average duration of the actuarial liabilities of the PPSP-R and PPSP-NR plans, on December 31, 2019, is 13.78 years and 11.05 years, respectively (13.08 years and 11.69 years on December 31, 2019) 2018, respectively).

Split of PPSP Plans – Renegotiated (PPSP-R) and PPSP – Non-Renegotiated (PPSP-NR)

On December 27, 2019, Previc authorized the division of the PPSP-R and PPSP-NR plans into two more new plans, with the objective of grouping the participants of the Pre-70 Group in the PPSP-R Pre-70 and in the PPSP- NR Pre-70.

The Pré-70 Group is made up of Petrobras employees and former employees hired prior to July 1, 1970, who enrolled in the Petrobras System Petros Plan (PPSP) until January 1, 1996 and remained continuously linked to the sponsor of origin until obtaining the condition of assisted.

As of December 31, 2019, the balance of actuarial liabilities relating to the Pre-70 group (PPSP-R Pre-70 and PPSP-NR Pre-70) represents 7% and 22% of the balance of the actuarial liabilities of the Repacted and Non-Renegotiated plans , respectively.

As of the 1st quarter of 2020, the movement of the pre-70 group actuarial obligations recognized in the balance sheet will be shown separately in two independent plans, PPSP-R Pré-70 and PPSP-NR Pré-70.

Deficit settlement plan for the Petrobras System Petros Plan (PPSP)

The accumulated deficit of R$ 22.6 billion up to fiscal year 2015, updated until December 2017, based on the actuarial target (IPCA + 5.70% pa), to R$ 27.3 billion is being settled based on the rules established in the Deficit Equation Plan (PED), approved by Petros 'Deliberative Council, on September 12, 2017, and examined by Petrobras' Board of Directors and by the State Companies Coordination and Governance Secretariat (SEST).

The extra contributions by the participants and sponsors, resulting from the deficit result of the Petrobras System Petros Plan - PPSP, for the 2015 fiscal year, started in March 2018, except for those that are suspended due to a judicial decision, which until 31 December 2019, totaled R$ 1,735 (R$ 878 as of December 31, 2018). However, all sentences were favorable to the maintenance of the equation plan approved by Petros' Deliberative Council. In the period from January to December 2019, the company disbursed R$ 1,008 in contributions related to PED.

According to Complementary Laws 108/2001 and 109/2001, as well as the Resolution of the Complementary Pension Management Council - CGPC 26/2008, the deficit must be equalized equally between the sponsors (Petrobras, Petrobras Distribuidora -BR and Fundação Petros) and PPSP participants and beneficiaries.

The deficit found in the PPSP was transferred to the PPSP-R and PPSP-NR plans due to the spin-off that occurred on April 1°, 2018.

On March 29, 2019, the Petros Foundation's Deliberative Council approved the financial statements for 2018 with accumulated deficits of R$ 5.6 billion and R$ 2.8 billion for the Petrobras System's Petros - Repactuados (PPSP- R) and Non-Renegotiated (PPSP-NR), respectively, in accordance with accounting practices adopted in Brazil applicable to entities regulated by the National Council for Supplementary Pension Plans (CNPC).

New deficit settlement plan

Due to the deficits accumulated in 2018 having exceeded the legal limit, it will be necessary for the Petros Foundation to implement a new equation plan until March 2020, according to the deadline extended by Previc, on December 27, 2019.

The Petros Foundation has been working on the implementation of the New PED, an alternative equation plan with the objective of seeking to rebalance the PPSP-R and PPSP-NR plans, which includes the 2015 and 2018 deficits, in addition to reducing the impact financial contribution of participants' extraordinary monthly contributions.

The solution includes changes to some rights and changes to the regulations of the two plans, intended for active and assisted participants not belonging to the Pre-70 Group. The amounts to be settled and the payment conditions are being evaluated and will follow the internal approval procedures and then, Petrobras should submit it to the analysis of the State Companies Coordination and Governance Secretariat (Sest).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The recalculation of the actuarial liabilities is being carried out by the independent actuaries, through an intermediate review, the effect of which will be recognized in the financial statements, when the New PED is approved. The forecast is that approval will occur in the first quarter of 2020 to implement the collection with the new contribution rates starting in April.

a.2) Petros Plan 2

The Petros 2 Plan was implemented in July 2007, in the variable contribution modality, by Petrobras and some subsidiaries and associated Petrobras Distribuidora – BR that assumed the past service of the contributions corresponding to the period in which the participants were without a plan, as of August 2002, or of admission later, until August 29, 2007. The plan is currently aimed at Petrobras employees, Petrobras Distribuidora - BR, Stratura Asfaltos, Termobahia, Termomacaé, Transportadora Brasileira Gasoduto Brasil-Bolivia SA - TBG, Petrobras Transporte SA - Transpetro, Petrobras Biocombustível and Nitrogenated Araucaria. The Petros 2 Plan is open to new members, without the payment of past service.

The portion of this plan with a defined benefit characteristic refers to the coverage of risk with disability and death, guarantee of a minimum benefit and lifetime income, and the related actuarial commitments are recorded according to the projected unit credit method. The portion of the plan with a defined contribution characteristic is intended to form a reserve for programmed retirement, whose contributions are recognized in the income statement according to the payment. In 2019, the company's contribution to the defined contribution portion totaled R$ 976 (R$ 887 at the Parent Company).

The portion of the contribution with a defined benefit characteristic is suspended from July 1, 2012 to June 30, 2020, as decided by the Petros Foundation's Deliberative Council, which was based on the recommendation of the Petros Foundation's actuarial consultancy. Accordingly, all contributions from this period are being allocated to the participant's individual account.

The sponsors' expected contributions for 2020 are R$ 1,035 (R$ 920 at the Parent Company), referring to the defined contribution portion.

The average duration of the plan's actuarial liabilities, on December 31, 2019, is 23.34 years (19.68 years on December 31, 2018, restated for better comparability).

a.3) PP3 Plan

On December 18, 2018, the Board of Directors approved a proposal for a new pension plan with a defined contribution characteristic to be offered, for individual and voluntary adhesion, to the participants and beneficiaries of the Petros plans of the Petrobras Repactuado System (PPSP-R) and Petros from the Petrobras Non Repactuated System (PPSP-NR).

The possibility of migrating participants will only be opened after the proposal for the new plan has been analyzed and approved by all competent bodies. The proposal has already been approved by the Deliberative Council of Petros and by the Board of Directors of Petrobras and is awaiting approval from the National Superintendence of Supplementary Pension Plans (Previc) and by the State Government's Coordination and Governance Secretariat (Sest).

The participant who decides to migrate will have his new benefit recalculated based on his individual reserve calculated at the time of migration, net of the value of the equation plan and the deficits not yet resolved until the moment of migration. This way, each participant will have an individual account, and the amount of the retirement benefit will depend on the accumulated balance, being recalculated annually according to the result of the investments.

The opening for migration to the PP-3 plan is estimated to occur in the first half of 2020.

a.4) Other plans

The company also sponsors other pension and health plans in the country and abroad. Most of these plans have actuarial liability balances in excess of the guarantee assets and the assets are held in trusts, foundations or similar entities that are governed by local regulations.

b)	Pension plans assets

The investment strategy for benefit plan assets reflects a long-term view, an assessment of the risks inherent in the different asset classes, as well as the use of the use of diversification as a risk reduction mechanism for the portfolio. The plan's asset portfolio must comply with the rules defined by the National Monetary Council.

Fundação Petros prepares Investment Policies that have the function of guiding investment management for periods of five years, which are reviewed annually. The ALM - Asset and Liability Management model is used to resolve mismatches in the net cash flow of the benefit plans managed by it, considering liquidity and solvency parameters, adopting a 30-year horizon in the simulations.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Segment	PPSP-R		PPSP-NR		PP2
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Fixed-income	20%	100%	20%	100%	-	100%
Variable-income	-	45%	-	45%	-	45%
Structured investments	-	40%	-	40%	-	40%
Real estate properties	-	10%	-	10%	-	10%
Loans to participants	-	15%	-	15%	-	15%
Investments abroad	-	10%	-	5%	-	10%

Pension plan assets, segregated by category, are as follows:

	Consolidated
	2019				2018
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value(*)%
Receivables	−	3,881	3,881	7	4,211	9
Fixed income	24,908	10,509	35,417	62	30,072	61
Government bonds	24,908	−	24,908	-	25,272	-
Fixed income funds	−	6,482	6,482	-	3,642	-
Other investments	−	4,027	4,027	-	1,158	-
Variable income	11,095	615	11,710	21	8,555	17
Common and preferred shares	11,095	−	11,095	-	8,063	-
Other investments	−	615	615	-	492	-
Structured investments	−	747	747	1	920	2
Real estate properties	−	3,090	3,090	6	3,214	7
	36,003	18,842	54,845	97	46,972	96
Loans to participants	−	1,891	1,891	3	2,064	4
Total	36,003	20,733	56,736	100	49,036	100
(*) Amounts reclassified for comparative purposes.

As of December 31, 2019, investments include debentures, in the amount of R$ 43, in addition to common shares, in the amount of R$ 6, all issued by companies of the Petrobras System, and properties rented by the company in the amount of R$ 1,379 .

Loan assets granted to participants are valued at amortized cost, which is close to market value.

c)	Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras, the associated Petrobras Distribuidora - BR, Petrobras Transporte SA - Transpetro, Petrobras Biocombustível, Transportadora Brasileira Gasoduto Brasil-Bolívia SA - TBG and Termobahia maintain a health care plan (AMS), which covers all employees of companies in Brazil (assets and inactive) and dependents. The plan is managed by the company itself and its management is based on principles of self-sustainability of the benefit, and includes preventive and health care programs. The main risk linked to health benefits is related to the pace of growth in medical costs, resulting both from the implementation of new technologies and the inclusion of new coverage and from greater health consumption. In this sense, the company seeks to mitigate this risk by continuously improving its technical and administrative procedures, as well as the various programs offered to beneficiaries.

Employees contribute with a pre-defined monthly installment for high-risk coverage and with a portion of the expenses incurred for other coverages, both established according to participation tables based on certain parameters, including salary and age levels, in addition to the pharmacy benefit provided for. special conditions for the purchase of certain drugs, through reimbursement or delivery, with co-participation by the beneficiaries. The health care plan is not covered by guarantee assets.

The payment of benefits is made by the company based on the costs incurred by the participants, with the company's financial participation in the proportion of 70% (seventy percent) and the remaining 30% (thirty percent) by the beneficiaries, in the forms provided for in the agreement. collective work.

The average duration of the plan's actuarial liabilities, on December 31, 2019, is 21.64 years (22.24 years on December 31, 2018).

CGPAR Resolutions

On January 18, 2018, the Interministerial Committee on Corporate Governance and Administration of Participation in the Union (CGPAR), through CGPAR Resolutions No. 22 and 23 of January 18, 2018, established guidelines and parameters for governance and costing of federal state companies on health care benefits in self-management mode.

The main objective of the resolutions is to make sustainability and the economic-financial and actuarial balance of the health plans of state-owned companies viable.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The company has up to 48 months to adapt its AMS health plan to the new rules and is evaluating the impacts that the implementation of Resolution CGPAR No. 23 may cause, among them, a probable reduction in actuarial liabilities, in view of the change in rule of participation of the company in the cost of the plan, which will respect the parity limit, between the company and the participants.

d)	Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

The information from other plans was aggregated, since the total assets and obligations of these plans are not significant.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

e)	Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position
	Consolidated
	2019						2018
	Pension plans			Health Care	Other plans		Pension plans		Health Care	Other plans	Total
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2			Total	Petros	Petros 2
Changes in the present value of obligations
Obligations at the beginning of the year	64,665	20,816	3,861	47,411	432	137,185	82,968	2,935	35,732	281	121,916
Discontinued operations	(3,519)	(1,199)	(230)	(2,569)	(3)	(7,520)	−	−	−	−	−
Interest expense	5,355	1,701	328	4,037	25	11,446	7,665	278	3,361	25	11,329
Current service cost	200	24	154	813	8	1,199	305	121	565	18	1,009
Contributions paid by participants	324	62	−	−	1	387	482	−	−	1	483
Benefits paid	(4,326)	(1,656)	(132)	(1,745)	(7)	(7,866)	(7,942)	(127)	(1,667)	(10)	(9,746)
Remeasurement: Experience (gains) / losses (**)	4,793	72	(139)	(10,246)	(29)	(5,549)	(4,133)	30	(421)	−	(4,524)
Remeasurement: (gains) / losses - demographic assumptions	184	243	(175)	(694)	(5)	(447)	293	−	642	1	936
Remeasurement: (gains) / losses - financial assumptions	16,644	3,938	3,074	11,305	61	35,022	5,843	624	9,199	(7)	15,659
Others	−	−	−	−	(331)	(331)	−	−	−	123	123
Obligations at the end of the year	84,320	24,001	6,741	48,312	152	163,526	85,481	3,861	47,411	432	137,185
Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	36,954	9,655	2,270	−	157	49,036	47,481	2,074	−	149	49,704
Discontinued operations	(1,945)	(505)	(162)	−	−	(2,612)	−	−	−	−	−
Interest income	3,342	891	188	−	7	4,428	4,366	195	−	7	4,568
Contributions paid by the sponsor (Company)	1,350	428	−	1,745	28	3,551	1,448	−	1,667	11	3,126
Contributions paid by participants	324	62	−	−	1	387	482	−	−	1	483
Term of financial commitment (TFC) paid by the Company	2,862	1,076	−	−	−	3,938	738	−	−	−	738
Benefits Paid	(4,326)	(1,656)	(132)	(1,745)	(7)	(7,866)	(7,942)	(127)	(1,667)	(10)	(9,746)
Remeasurement: Return on plan assets due to lower interest income	4,520	896	590	−	9	6,015	36	128	−	(13)	151
Others	−	−	−	−	(141)	(141)	−	−	−	12	12
Fair value of plan assets at the end of the year	43,081	10,847	2,754	−	54	56,736	46,609	2,270	−	157	49,036
Amounts recognized in the Statement of Financial Position
Present value of obligations	84,320	24,001	6,741	48,312	152	163,526	85,481	3,861	47,411	432	137,185
( -) Fair value of plan assets	(43,081)	(10,847)	(2,754)	−	(54)	(56,736)	(46,609)	(2,270)	−	(157)	(49,036)
Net actuarial liability as of December 31,	41,239	13,154	3,987	48,312	98	106,790	38,872	1,591	47,411	275	88,149
Changes in the net actuarial liability
Balance as of January 1,	27,711	11,161	1,591	47,411	275	88,149	35,487	861	35,732	132	72,212
Discontinued operations	(1,574)	(694)	(68)	(2,569)	(3)	(4,908)	−	−	−	−	−
Remeasurement effects recognized in other comprehensive income	17,101	3,357	2,170	365	18	23,011	1,967	526	9,420	7	11,920
Costs incurred in the period	200	24	154	813	8	1,199	305	121	565	18	1,009
Net interests over net liability/(asset)	2,013	810	140	4,037	18	7,018	3,299	83	3,361	18	6,761
Contributions paid	(1,350)	(428)	−	(1,745)	(28)	(3,551)	(1,448)	−	(1,667)	(11)	(3,126)
Payments related to Term of financial commitment (TFC)	(2,862)	(1,076)	−	−	−	(3,938)	(738)	−	−	−	(738)
Others	−	−	−	−	(190)	(190)	−	−	−	111	111
Balance as of December 31,	41,239	13,154	3,987	48,312	98	106,790	38,872	1,591	47,411	275	88,149
(*) Includes the balance of the PPSP-R Pre-70, PPSP-R Post-70, PPSP-NR Pre-70 and PPSP-NR Post-70 plans.
(**) Includes effect of the extraordinary contributions of the participants due to the balance of the deficit with the Petros pension plan, as explained in note 23.a.1.

In 2019, the increase in actuarial liabilities basically reflects the effect of changes in financial assumptions impacted by the reduction in the discount rate, offset by the actuarial gain in assumptions from experience in the AMS plan. This gain is due to the implementation of the limit of expenses covered by the company, of 70%, according to a collective agreement, plus the high return on assets in the PPSP-R plans of 23.1%, PPSP-NR of 22.3% and PP2 14.6% above the actuarial target of 9.8%.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

f)	Defined benefit costs
	Consolidated
	Pension plans						Total
	PPSP	Petros Renegotiated	Petros Non -renegotiated	Petros 2	A M S	Other plans
	2019

Related to active employees (cost and result)	−	635	108	231	1,833	19	2,826
Related to retirees (other operating expenses)	−	1,578	726	63	3,017	7	5,391
Net expenses for 2019	−	2,213	834	294	4,850	26	8,217
	2018
Related to active employees (cost and result)	204	494	128	160	1,226	30	2,242
Related to retirees (other operating expenses)	646	1,450	480	36	2,471	6	5,089
Net expenses for 2018	850	1,944	608	196	3,697	36	7,331

g)	Sensitivity analysis of the defined benefit plans

The 1 p.p. variation in the discount rate and medical costs assumptions would have the following effects:

	Consolidated
	Discount rate				Rate of change in medical and hospital costs
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(12,877)	17,914	(6,543)	8,354	8,314	(4,718)
Current Service cost and interest cost	63	365	(284)	346	918	(488)

h)	Actuarial assumptions
2019

	PPSP-R Pre-70	PPSP-R Post-70	PPSP-NR Pre-70	PPSP-NR Post-70	PP2	AMS
Discount rate - (real rate)(1)	6.82%	7.13%	6.81%	7.10%	7.30%	7.19%
Nominal discount rate (real rate + inflation) (2)	4.61%	4.61%	4.34%	4.34%	6.40%	according to security plan
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	10.46% to 3.50% p.a.
Mortality table	EX-PETROS 2016 (bidecremental)	EX-PETROS 2013 (bidecremental)	EX-PETROS 2020 (bidecremental)	EX-PETROS 2020 (bidecremental)	AT-2000 female, smoothed in a 10%	EX-PETROS 2013 (bidecremental)
Disability table	n/a	American group	n/a	American group	American group reduced by 40%	American group
Mortality table for disabled participants	MI 2006, by gender, smoothed in a 20%	AT-49 male	MI 2006, by gender, smoothed in a 20%	AT-49 male	IAPB 1957	AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 58 years / Female, 56 years	1st eligibility	Male, 56 years / Female, 55 years

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

				2018

	PPSP-R	PPSP-NR	PP2	AMS
Discount rate - (real rate)	9.11%	9.08%	9.22%	9.16%
Nominal discount rate (real rate + inflation) (2)	5.55%	5.40%	7.28%	according to security plan
	5.33%	5.24%	6.84%
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	12.03% to 4% p.a.
Mortality table	EX-PETROS 2013 (bidecremental)	EX-PETROS 2017 (bidecremental)	AT-2000 female, smoothed in a 10%	EX-PETROS 2013 (bidecremental)
Disability table	American group	American group	American group reduced by 40%	American group
Mortality table for disabled participants	AT-49 male	AT-49 male	IAPB 1957 strong	AT-49 male
Age of retirement	Male, 56 years Mulheres - 55 anos	Male, 58 years Mulheres - 56 anos	1st eligibility	Male, 56 years Mulheres - 55 anos

(1) Inflation curve being projected based on the market at 3.61% for 2019 and reaching 3.5% from 2026 onwards.

(2) Salary growth rate only for sponsor Petrobras, based on the job and salary plan.

(3) Decreasing rate reaching the projected long-term inflation expectation in the next 30 years. Refers only to the fee of the sponsor Petrobras.

i)	Expected maturity analysis of pension and medical benefits
	2019
	Pension plans			Health Care	Other plans	Total
	PPSP-R	PPSP-NR	PP2	A M S
Up to 1 Year	4,287	1,794	142	1,524	4	7,751
1 to 5 years	20,227	8,023	738	8,499	21	37,508
6 to 10 years	16,789	6,262	753	8,601	24	32,429
11 to 15 years	13,114	4,517	760	7,616	24	26,031
Over 15 years	29,903	3,405	4,348	22,072	79	59,807
Total	84,320	24,001	6,741	48,312	152	163,526
18.1.	Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors other defined contribution retirement plans for employees. Contributions paid in 2019, recognized in income, totaled R$ 7.

Accounting policy

Obligations with defined benefit and pension plans and healthcare plans are provisioned based on an actuarial calculation prepared annually by an independent actuary, according to the projected credit unit method, net of plan's guarantee assets, when applied. The projected unit credit method considers each period of service as a triggering event for an additional benefit unit, which are accumulated to calculate the final obligation, and considers certain actuarial assumptions that include: demographic and economic estimates, estimates of medical costs, as well as historical data on employee expenses and contributions.

The service cost is recognized in the result and comprises: i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period; ii) past service cost, which is the change in the present value of the defined benefit obligation for service provided by employees in previous periods, resulting from a change (introduction, changes or the cancellation of a defined benefit plan) or a reduction (a significant reduction, by the entity, in the number of employees covered by a plan); and iii) any gain or loss on settlement.

Net interest on the net value of the defined benefit liability is the change, during the period, in the net value of the defined benefit liability resulting from the passage of time. Such interest is recognized in the income.

Remeasurements of the net value of a defined benefit liability are recognized in equity, in other comprehensive income, and comprise: i) actuarial gains and losses and ii) return on plan assets, excluding amounts considered in net interest on the net value of defined benefit liability (asset).

The company also contributes to defined contribution plans, the percentages of which are based on the payroll, and these contributions are taken to income when incurred.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

19.	Provisions for legal proceedings
19.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits;
•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) compensation of loss of profits; (iii) penalties applied by ANP relating to measurement systems; and (iv) litigations involving the company Sete Brasil.

•	Environmental claims for compensation relating to an environmental accident in the State of Paraná, in 2000.

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
Current and Non-current liabilities	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Labor claims	3,608	4,236	3,374	3,661
Tax claims	1,865	1,901	1,788	1,574
Civil claims	6,138	22,126	5,786	16,602
Environmental claims	935	432	935	420
Total	12,546	28,695	11,883	22,257
Current liabilities	−	13,493	−	11,673
Non-current liabilities	12,546	15,202	11,883	10,584

	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Opening Balance	28,695	23,241	22,257	19,077
Additions, net of reversals	4,449	4,834	4,273	2,855
Use of provision (*)	(21,050)	(2,399)	(16,095)	(2,174)
Accruals and charges	1,492	2,680	1,448	2,499
Transfer to assets held for sale	(1,136)	41	−	−
Others	96	298	−	−
Closing balance	12,546	28,695	11,883	22,257

(*) Includes the amount of R$ 11,655 for the final approval of the Class Action Agreement, R$ 3,576 for Parque das Baleias and R$ 2,700 for the arbitral proceedings of the drill ship Titanium Explorer.

In preparing the financial statements for the period ended December 31, 2019, the company considered all available information related to the processes in which it is a party involved in making the estimates of the amounts of the obligations and the probability of outflow of funds.

In the period from January to December 2019, the addition in liabilities arises mainly from changes to probable in the following cases: (i) disputes involving the company Sete Brasil in the amount of R$ 2,828, including decrease of the estimate of loss in the fourth quarter, due to an arbitration award favorable to Petrobras; (ii) conduct adjustment term referring to Comperj's environmental licensing in the amount of R$ 814 in the second quarter, transferred to other accounts and expenses payable in the third quarter due to the effectiveness of the the Conduct Adjustment Declaration (“TAC”) between the parties; (iii) ICMS debts under the ICMS Agreement 7/2019 in the states of Bahia and Ceará in the amount of R$ 367; (v) indemnity related to the environmental accident that occurred in 2000 in the State of Paraná in the amount of R$ 615; and (vi) action to cancel the collection of government stakes of R$ 261.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

19.2.	Judicial deposits

The company makes deposits at the judicial stage in order to suspend the enforceability of the tax debt and allow the taxpayer to maintain its fiscal regularity. Judicial deposits are presented according to the nature of the corresponding causes:

	Consolidated		Parent Company
Non-current assets	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Tax	23,885	17,682	23,809	16,733
Labor	4,258	4,500	4,085	4,104
Civil	4,361	3,188	4,347	3,043
Environmental	645	621	620	596
Others	49	12	−	−
Total	33,198	26,003	32,861	24,476

	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Opening Balance	26,003	18,465	24,476	17,085
Additions	7,942	6,700	7,796	6,587
Use	(739)	(315)	(685)	(214)
Accruals and charges	1,300	1,069	1,274	1,018
Transfer to assets held for sale	(1,305)	−	−	−
Others	(3)	84	−	−
Closing balance	33,198	26,003	32,861	24,476

In 2019, the company made judicial deposits in the amount of R$ 7,942, including: (i) R$ 2.8 billion related to the chartering of platforms due to the legal dispute related to the IRRF; (ii) R$ 1.8 billion referring to IRPJ and CSLL for not adding the income of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation base; (iii) R$ 0.7 billion related to questions from the ANP about differences in the calculation of royalties and special participation; (iv) R$ 0.7 billion related to the civil lawsuit related to IPI credit. On the other hand, there was a reduction of R$ 1.3 billion, mainly due to the sale of interest in Petrobras Distribuidora - BR.

19.3.	Contingent liabilities

Legal proceedings that constitute present obligations whose outflow of resources is not probable or for which it is not possible to make a sufficiently reliable estimate of the amount of the obligation, as well as those that do not constitute present obligations, are not recognized, but are disclosed, unless that the possibility of outflow of resources be remote.

The contingent liabilities, plus interest and monetary restatement, estimated for the lawsuits on December 31, 2019, whose likelihood of loss is considered possible, are shown in the table below:

	Consolidated
Nature	12.31.2019	12.31.2018
Tax	130,499	144,491
Labor	39,235	33,396
Civil - General	24,097	25,336
Civil - Environmental	6,352	16,357
Others	-	−
Total	200,183	219,580

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
	12.31.2019	12.31.2018
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company.

	46,884	44.822
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company. In 2019, the company received a new infraction notice.	21,057	20.179
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages. The company obtained a final decision at CARF, canceling part of the debts.	4,106	12.227
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels.	4,000	3.599

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different judicial stages.	2,333	2.280
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The claim involves lawsuits in different administrative and judicial stages.	2,160	2.100
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

7) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	5,039	4.353
Plaintiff: States of SP, RJ, BA, PA, AL, MA and PB Finance Departments
8) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states, including two new material notices applied in the third quarter of 2018, which are in different administrative and judicial stages.	4,799	5.125
Plaintiff: States of RJ and AL Finance Departments
9) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,426	4.641
Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
10) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages. New assessments were added in 2019.	4,265	3.649
Plaintiff: State of Rio de Janeiro Finance Department
11) The plaintiff alegges that the transfers without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: The Company presented administrative defense from the notices issued, pending court assessment.	3,986	3.101
Plaintiff: States of SP and RS Finance Departments
12) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,581	2.868
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
13) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,555	3.738
Plaintiff: States of MT, GO, RJ, PA, CE, BA, SE, AL, RN, SP and PR Finance Departments

14) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.

Current status: The issue involves several administrative and judicial proceedings. There were new infraction notices in 2019, partially offset by the inclusion of ICMS debts in state amnesty programs	2,428	2.281
Plaintiff: States of PR, AM, BA, ES, PA, PE, SP, PB and AL Finance Departments
15) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels. Exposure reduction due to the inclusion of VAT (ICMS) debts in state amnesty programs.	2,300	3.448
Plaintiff: State of SP Finance Department

16) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits in different administrative and judicial stages. In 2019, the company obtained final favorable decisions, contributing to the partial reduction of the exposure.	2,277	2.552
Plaintiff: States of RJ, SP, ES, BA, PE, RS, AL, SE, CE and RN Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different judicial stages. Exposure reduction due to the inclusion of ICMS debts in state amnesty programs.	2,267	3.487
Plaintiff: States of RJ, SP, SE and BA Finance Departments

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of drills and chemicals used in the formulation of drilling fluid, per the tax authorities.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2019, the company obtained final favorable decisions, contributing to the partial reduction of the exposure.	2,059	2.197
Plaintiff: State of BA Finance Department

19) Collection of ICMS on interstate sales of natural gas destined to distributors located in your State. The inspection understands that the operations would be transference, since the activities carried out at the city-gate are of industrialization, characterizing it as an establishment and consequently demanding the difference between the tax levied on the sale and transference operation.

Current situation: The issue involves legal proceedings. Exposure reduction due to the inclusion of ICMS debts in state amnesty programs.	33	1.177
Plaintiff: States of GO, PA, RJ, RR, SC, SP and TO.

20)  Charge of VAT (ICMS) on remittance and symbolic return of jet fuel to retail establishment which, in the understanding of the tax authority, should have retention and collection of the ICMS for the subsequent operations, since it is considered a remittance to a retail taxpayer established in the State.

Current status: The exposure was zeroed due to the Petrobras Distribuidora follow-on in July 2019.	−	1.445
21) Other tax matters	10,944	15.222
Total for tax matters	130,499	144.491

Description of labor matters	Estimate
	12.31.2019	12.31.2019
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.

Current status: In 2018, the Superior Labor Court (Tribunal Superior do Trabalho - TST) denied the special appeal filed by the Company. Petrobras filed a Motion for Clarification on the decision, which was denied by the TST. The Company will file the appropriate appeal. On July 26, 2018, a minister of the Superior Federal Court (Superior Tribunal Federal - STF) granted Petrobras' request to prevent the effects of the judgment of the TST, determining the suspension of individual and class actions on this subject, pending the deliberation on this matter in the Supreme Court or further deliberation of the rapporteur minister assigned to this case. On August 13, 2018, the rapporteur confirmed the decision of the minister and extended the decision to the ongoing actions on the matter, suspending all cases relating to this subject.

	31,164	24,233
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF

2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit of standby work per workday, as well as an 11-hour period for rest between workdays, subject to a daily fine.

Current status: Transfer to remote loss due to the decision of the TST that denied to follow up the appeal of the SINDIPETRO / NF.	55	1,362
3) Other labor matters	8,016	7,801
Total for labor matters	39,235	33,396

Description of civil matters	Estimate
	12.31.2019	12.31.2019
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: The claims involve lawsuits in different administrative and judicial stages.	6,126	6.442

2) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Lula and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. Arbitration remains suspended by court decision;

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company has currently deposited the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing.

	1,576	1.112
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitrations in the country and legal action in the United States related to Sete Brasil Participações S.A. ("Sete")

Current situation: Petrobras litigates in several arbitrations on the Sete Brasil case, which are confidential. The lawsuit filed by EIG and its affiliates alleges that the company had committed fraud by inducing the authors to invest in "Sete", through communications that would have failed to reveal an alleged corruption scheme involving Petrobras and "Sete". The Federal District Court of Columbia partially accepted Petrobras' preliminary defense (motion to dismiss). Petrobras appealed against the unfavorable part of the decision regarding its preliminary defense. On January 19, 2018, a hearing was held to present oral arguments by the parties relating to the appeal, before the Federal District Court of Appeals for the District of Columbia (D.C. Circuit). On July 3, 2018, a group of the Federal Court of Appeals issued a majority decision, rejecting the appeal filed by Petrobras. This decision did not assess the merits of EIG's allegations and analyzed only whether Petrobras would have immunity from jurisdiction in the USA at this early stage of the case. Petrobras filed an appeal with the higher collegiate body of the Federal Court of Appeals (“Petition for Rehearing”), on August 2, 2018, and on October 1, 2018, the body denied this request. In the year of 2019, a provision of R $ 2,828 was recognized, including a reduction in the estimated loss in the fourth quarter, due to an arbitration award favorable to Petrobras.

	4,128	8.068

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Plaintiff: Agência Estadual de Regulação de Serviços Públicos de Energia, Transportes e Comunicações da Bahia (AGERBA)
4) Public Civil Action (ACP) to discuss the alleged illegality of the gas supply made by the company to its Nitrogenated Fertilizer Production Unit (FAFEN / BA).
Current status: The lawsuit is at the Bahia Court of Justice awaiting judgment of an appeal filed by the company.	1,205	1.079
5) Other civil matters, highlighting demands related to contracts and civil liability.	11,062	8,635
Total for civil matters	24,097	25.336

Description of environmental matters	Estimate
	12.31.2019	12.31.2018

Plaintiff: Federal Public Ministry, Paraná State Public Ministry, AMAR - Araucária Environmental Defense Association, IAP - Paraná Environmental Institute and IBAMA - Brazilian Institute of Environment and Renewable Natural Resources.

1) Judicial process that discusses the obligation to make, indemnity in pecuniary and moral damages related to the environmental accident that occurred in the State of Paraná on July 16, 2000.
Current situation: Proceedings deemed partially valid, through a judgment against which the plaintiffs and the company, defendant, filed appeals. In the third quarter of 2019, there was a reduction of R$ 1.9 billion, with a provision of R$ 595 being recognized.	1,894	3,493
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: As for the fines, some are awaiting judgment of defense and appeal at the administrative level and others are already being discussed in court. And with regard to public civil action, the company appealed the sentence that was unfavorable to it in the first degree trial and follows the procedure of the appeal in judgment by the Federal Regional Court.	1,316	1,550
Plaintiff: Ministério Público do Estado do Rio de Janeiro

3) Five public civil actions filed by the Ministério Público do Estado do Rio de Janeiro against Petrobras, State Institute of the Environment - INEA and the State of Rio de Janeiro, questioning the way of complying with the environmental licensing conditions of COMPERJ, asking for proof of compliance with conditions, complementation of technical studies, redefinition of conditions, in addition to indemnities for material and collective moral damages to the environment, as well as for material damages to the affected communities.

Current status: The main action was closed due to the signature of the conduct adjustment term between the parties, resulting in an obligation of R$ 814, while, in the remaining four actions, the parties are in negotiations for solution through new conduct adjustment term, which resulted in the transfer of exposure to remote loss and a provision of R$ 50.	−	8,121
4) Other environmental matters	3,142	3,193
Total for environmental matters	6,352	16,357

19.4.	Class action and related proceedings

19.4.1 Class action and related proceedings in the USA

Under the agreement to close the class action (the “Agreement”), Petrobras (together with its subsidiary PGF) agreed to pay US$ 2,950 million, in two installments of US$ 983 million and a final installment of US$ 984 million . Accordingly, the company recognized in the result for the fourth quarter of 2017, in other operating expenses, the amount of R$ 11,198 considering taxes (gross up) of the portion referring to Petrobras. The three installments were deposited, respectively, on March 1, 2018, July 2, 2018 and January 15, 2019. The installments were deposited in an account designated by the lead author of the Collective Action ("Escrow Account"), registered other current assets. However, some objectors appealed the final decision.

On August 30, 2019, the Second Circuit Court of Appeals upheld the lower court decision that approved the Agreement. Since September 6, 2019, the Agreement is no longer subject to any appeal, becoming definitive.

On September 24, 2019, the District Court authorized the beginning of the distribution of the amounts deposited in the account designated by the lead author to investors who had their claims admitted by the judicial administrator or District Court.

As a consequence, the three installments deposited in the account designated by the lead author of the Class Action have been fully reversed to the constituted obligation.

In connection with the Individual Shares agreements, the company recognized the amount of R $ 1,508, during the years 2016 to 2018, in other operating expenses. In the year ended December 31, 2019, there were no new payments.

19.4.2Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Fundação") filed a class action in the Netherlands, in the District Court of Rotterdam, against Petróleo Brasileiro SA - Petrobras, Petrobras International Braspetro BV (PIB BV), Petrobras Global Finance BV (PGF), Petrobras Oil & Gas BV (PO&G) and some former Petrobras managers.

The Foundation claims that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Operation Car Wash, the defendants acted unlawfully towards investors. Based on these allegations, the Foundation seeks a series of court statements by the Dutch court.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

On August 23, 2017, a hearing was held at the Rotterdam District Court (“Court”) to establish the timetable for the process. Petrobras and other defendants filed preliminary defenses on November 29, 2017 and the Foundation submitted its response on March 28, 2018. On June 28, 2018, a hearing was held to present the parties' oral arguments. On September 19, 2018, the Court handed down its decision on these preliminary matters, having understood that it has jurisdiction to judge most of the requests made by the Foundation. There was no analysis regarding the merits of the case, as the court ruled only on procedural issues.

On April 16, 2019, a hearing was held to present oral arguments on some procedural issues of collective action.

On January 29, 2020, the Court determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in the company's Bylaws, remaining out of the collective action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to close the United States' class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation must answer some questions raised by the Court by May 6, 2020. After the presentation of the answers by the Foundation, Petrobras will have 12 weeks to respond.

The collective action concerns complex issues and the result is subject to substantial uncertainties, which depend on factors such as: the legitimacy of the Foundation to represent the interests of investors, the laws applicable to the case, the information obtained from the production phase of evidence, expert analysis, timetable to be defined by the Court and judicial decisions on key issues in the process, as well as the fact that the Foundation seeks only a declaratory decision. It is not possible to predict at the moment whether the company will be responsible for the effective payment of indemnities in possible future individual actions, as this analysis will depend on the result of these complex procedures. In addition, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras.

In addition, the claims made are broad, spanning a multiannual period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of the final resolution of that action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. Petrobras is a victim of the corruption scheme revealed by the Lava-Jato operation and intends to present and prove this condition before the Dutch court.

In view of the uncertainties that exist at the moment, it is not possible to carry out any reliable assessment regarding possible risks related to this litigation. The eventual indemnity for the alleged damages will only be determined by judicial decisions in subsequent actions to be presented by individual investors. The Foundation cannot claim damages within the scope of collective action.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves firmly.

19.4.3Arbitrations in Brazil

Petrobras responds to five arbitrations initiated by national and foreign investors before the Market Arbitration Chamber, linked to B3 - Brasil, Bolsa, Balcão. Investors intend for the company to indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Operation Lava Jato.

These arbitrations involve very complex issues, subject to substantial uncertainties and which depend on factors such as: the originality of legal theses, the schedule yet to be defined by the Arbitral Tribunal, the obtaining of evidence in the hands of third parties or opponents and expert analysis.

In addition, the claims made are broad and span several years. The uncertainties inherent in all of these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations.

Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in a given period. However, Petrobras does not recognize responsibility for the alleged losses alleged by investors in these arbitrations and is defending itself firmly in all these demands, in order to dispel the claims presented.

On September 17, 2019, the Assumption of Commitment Agreement entered into with the Federal Public Ministry was annulled, by decision of the Supreme Federal Court (STF). Thus, according to the aforementioned decision, the company will no longer be able to use half of the amount paid on January 30, 2019, in compliance with the subsequently canceled agreement, in the event of any convictions in these arbitrations. The new allocation of the amount paid is contained in the “Agreement on the Destination of Values”, signed between the Attorney General's Office and the Presidency of the Chamber of Deputies, together with the Attorney General's Office and with the intervention of the Presidency of the Federal Senate and the Attorney General of the National Treasury, which was approved by the STF and whose negotiation did not involve Petrobras.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

19.4.4Arbitrations in Argentina

On September 11, 2018, Petrobras was cited in the arbitral claim proposed by Consumidores Financieros Asociación Civil for su Defensa ("Association") against the company and other individuals and legal entities, before the Arbitral Tribunal of the Buenos Aires Stock Exchange ( "Arbitral tribunal"). Among other issues, the Association alleges Petrobras1 responsibility for an alleged loss of market value of Petrobras' shares in Argentina, due to lawsuits related to Operation Lava Jato.

On June 14, 2019, the Company informed that the Arbitral Tribunal recognized the withdrawal of the arbitration due to the fact that the Association had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, and the appeals were rejected by the Court of Appeal on November 20, 2019. The Association filed a new appeal addressed to the Argentine Supreme Court, pending a final decision.

Petrobras denies the allegations presented by the Association and will defend itself firmly in the arbitration in question.

19.5.	Other legal proceedings in Argentina

Petrobras was included as a defendant in criminal proceedings in Argentina:

•

Criminal action related to an alleged fraudulent offer of securities for alleged non-compliance with the obligation to publish as a “material fact” in the Argentine market the existence of a class action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, according to the provisions of the Argentine capital market law. It is worth mentioning that Petrobras was never mentioned in the scope of the referred collective action. Petrobras presented procedural defenses in the criminal action that have not yet been decided by the judge. This criminal action is pending before the Criminal Economic Court No. 3 of the city of Buenos Aires;

•

Criminal action related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015. Petrobras presented procedural defenses that have not yet been decided by the judge. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.

Accounting policy

Provisions are recognized when: (i) the company has a present obligation as a result of a past event; (ii) it is probable that an outflow of funds that incorporate economic benefits will be necessary to settle the obligation, and (iii) the amount of the obligation can be estimated reliably.

Contingent liabilities are not recognized, but are disclosed in notes when the probability of outflow of funds is possible, including those whose values cannot be estimated.

The methodology used to measure the provisions is described in note 4.5.

19.6.	Tax recoveries under dispute

19.6.1Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The company filed lawsuits against the Federal Government to claim the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation basis from August 2001 to December 2017.

In relation to this matter, the Federal Supreme Court (STF) determined in March 2017, in principle, without the possibility of changing the merits, that the ICMS does not integrate the PIS and COFINS calculation basis. The Federal Government filed a motion for clarification in October 2017 seeking to modulate the effect of the decision, which is still pending judgment.

The company obtained a favorable decision at the Federal Regional Court of the 2nd Region in August 2018, applying the same understanding established by the STF. In January 2019, the company's appeal was fully upheld to cover the period claimed in the lawsuit against the Union. Currently, the appeal filed by the Union is awaiting judgment in view of this decision.

In view of the fact that judicial discussions about the calculation methodology for calculating the credit are still pending, the contingent asset could not be estimated.

Accounting policy

Contingent assets are not recognized, but are disclosed in explanatory notes when the entry of economic benefits is considered probable. If the entry of economic benefits is taken for granted, the related asset is not a contingent asset and its recognition is adequate.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

20.	Provision for decommissioning costs
	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Opening balance	58,637	46,785	58,332	45,677
Adjustment to provision	23,228	15,722	23,294	15,730
Transfers related to liabilities held for sale (*)	(12,261)	(4,650)	(12,261)	(3,610)
Payments made	(1,986)	(1,761)	(1,986)	(1,761)
Interest accrued	2,749	2,358	2,748	2,296
Others	10	183	−	−
Closing balance	70,377	58,637	70,127	58,332

(*) In 2019, includes transfers related to the Campos basin (R$ 10,404); concessions in Rio Grande do Norte (R$ 149); Bahia concessions (R$ 60); Frade field (R$ 471) and Baúna field (R$ 1,177), according to note 30. In 2018, includes transfers related to the Campos basin (R$ 3,294); concessions in Rio Grande do Norte (R$ 273); and Lapa field (R$ 43), according to note 10.

The company annually reviews, with a base date of December 31, its estimated costs for decommissioning oil and gas production areas, together with its annual reserve certification process and when there are indications of changes in its premises.

In 2019, the revision of the provision resulted in an increase of R$ 23 billion, mainly due to the following factors: (i) an increase of R$ 5 billion attributable to the depreciation of the Real against the US Dollar, with a direct impact on dollar costs; (ii) an increase of R$ 7 billion due to the anticipation of the abandonment schedule in some projects; (iii) an increase of R$ 7 billion due to the 5.17% reduction in the risk-adjusted discount rate a.a. in 2018 to 4.22% p.a. in 2019, due to the improvement in the country's risk perception in the market; (iv) an increase of R$ 5 billion due to the revision of estimates of wells and equipment and the decrease in the average year of abandonment of some production fields.

Accounting policy

The company has legal obligations to remove equipment and restore land or sea areas at the end of operations. The most significant obligations of this nature involve the removal and treatment of oil and natural gas production facilities in Brazil and abroad offshore. The accounting recognition of these obligations must be at present value, using a risk-free discount rate, adjusted to the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small they may be, can cause large variations in the recognized amount.

The calculations of said estimates are complex and involve significant judgments, since: i) the obligations will occur in the long term; ii) that the contracts and regulations have subjective descriptions of the removal and restoration practices and the criteria to be met at the time of the actual removal and restoration; and iii) that asset removal technologies and costs are constantly changing, along with environmental and safety regulations.

The company is constantly conducting studies to incorporate technologies and procedures in order to optimize abandonment operations, considering the industry's best practices. However, the terms and amounts of future cash flows are subject to significant uncertainties.

The cost estimates for future environmental removals and recoveries are reviewed annually based on current information on expected costs and recovery plans, and if the revision of the estimates results in an increase in the provision for dismantling areas, the counterpart is an increase in assets corresponding. Otherwise, if it results in a decrease in the provision, the consideration is a reduction of the asset, but cannot exceed its carrying amount. Any excess portion is immediately recognized in the income statement under other operating expenses.

21.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the preparation of these annual consolidated financial statements, the Company did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, R$ 6.194 (Consolidated Company) and R$ 4.788 (Parent Company) of capitalized costs representing overpayments for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

The Company has been closely monitoring the investigations and cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

Until the year ended December 31, 2019, the reimbursement of R$ 4,151 (R$ 3,277 through December 31, 2018) was recognized through collaboration and leniency agreements entered into with individuals and companies. These funds were recognized as other operating income.

21.1.	Investigations involving the Company

21.1.1U.S. Securities and Exchange Commission and Department of Justice inquiries

On September 27, 2018, the Company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation which encompassed the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

The deals completely ended investigations by US authorities and established payments of US$ 85.3 million to the DoJ and US$ 85.3 million to the SEC. Additionally, they recognized the allocation of US$ 682.6 million to the Brazilian authorities. Thus, the amount of US$ 853.2 million (R$ 3,536) was recorded in other operating expenses in the third quarter of 2018. Petrobras paid, in October 2018, US$ 85.3 million to the DoJ, deposited in January of 2019, US$ 682.6 million earmarked for Brazilian authorities, and in March 2019 paid the last US$ 85.3 million earmarked for the SEC.

This resolution met the best interest of the Company and its shareholders, and eliminated uncertainties, risks, burdens and costs of potential litigations in the United States.

21.1.2U.S. Commodity Futures Trading Commission - CFTC

In 30 May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation.  Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

21.1.3Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information required by the authorities.

22.	Commitment to purchase natural gas

The Company has an active GSA agreement (Gas Supply Agreement ) entered into with Yacimentos Petroliferos Fiscales Bolivianos – YPFB to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price through 2019, after which the agreement may be extended until all contracted volume has been delivered.

Thus, as of December 31, 2019, the total amount of the GSA for 2019 is nearly 11.01 billion cubic meters of natural gas (equivalent to 30.08 million cubic meters per day) and corresponds to a total estimated value of US$ 1.82 billion.

Based on the aforementioned extension clause, the Company foresees an extension of the GSA term to October 2022 on the same volume basis according to current indicators, representing an estimated additional amount of US$ 5.6 billion, for the period from January 1, 2020 to October 30, 2022.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

23.	Property, plant and equipment
23.1.	By class of assets
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1, 2018	22,048	248,108	140,656	173,545	−	584,357	435,536
Additions	18	6,530	31,490	22	−	38,060	64,158
Additions to / review of estimates of decommissioning costs	−	−	−	18,187	−	18,187	18,193
Capitalized borrowing costs	−	−	6,572	−	−	6,572	5,338
Write-offs	(220)	(58)	(1,219)	(97)	−	(1,594)	(1,529)
Transfers	(481)	52,550	(69,945)	14,029	−	(3,847)	(1,761)
Depreciation, amortization and depletion	(1,299)	(23,807)	−	(18,136)	−	(43,242)	(33,009)
Impairment recognition	−	(2,821)	(945)	(6,484)	−	(10,250)	(5,459)
Impairment reversal	1	1,175	86	862	−	2,124	1,908
Cumulative translation adjustment	122	12,915	5,390	1,035	−	19,462	−
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Cost	30,337	498,728	112,085	298,905	−	940,055	733,750
Accumulated depreciation, amortization and depletion	(10,148)	(204,136)	−	(115,942)	−	(330,226)	(250,375)
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Adoption of IFRS 16	−	−	−	−	102,970	102,970	194,523
Additions	3	11,268	20,510	593	9,220	41,594	77,082
Additions to / review of estimates of decommissioning costs (note 20)	−	−	−	22,633	−	22,633	22,699
Capitalized borrowing costs	−	−	5,254	−	−	5,254	5,175
Reimbursement under the Transfer of Rights Agreement	−	−	−	(34,238)		(34,238)	(34,238)
Write-offs	(15)	(374)	(1,168)	(1,674)	(86)	(3,317)	(3,314)
Transfers	1,818	22,950	(40,251)	19,242	470	4,229	8,668
Transfers to assets held for sale	(3,159)	(19,461)	(2,436)	(4,716)	(5,265)	(35,037)	(12,892)
Depreciation, amortization and depletion	(910)	(24,044)	−	(18,772)	(19,792)	(63,518)	(69,657)
Impairment recognition (note 25)	(5)	(5,231)	(5,903)	(3,041)	(662)	(14,842)	(10,963)
Impairment reversal (note 25)	−	971	325	1,801	−	3,097	2,358
Cumulative translation adjustment	17	3,002	64	54	158	3,295	−
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Cost	27,637	483,657	88,480	284,757	106,570	991,101	962,574
Accumulated depreciation, amortization and depletion	(9,699)	(199,984)	−	(119,912)	(19,557)	(349,152)	(299,758)
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 31 for assets under construction by operating segment.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.

The investments made by the company in the year of 2019 were mainly intended for the development of the production of oil and natural gas fields, primarily in the pre-salt layer. We highlight the entry into operation of two new production systems: FPSO P-77, located in the Búzios field; and, FPSO P-68, located in the Berbigão field.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

At the adoption of IFRS 16, the Company recognized on January 1° 2019 the right-of-use assets at an amount equal to the lease liability. The rights-of-use at December 31, 2019 comprise the following underlying assets:

	Consolidated					Parent Company
	Platforms	Vessels	Buildings	Others	Total	Total
Balance at December 31, 2018
Adoption of IFRS 16	58,549	37,875	3,092	3,454	102,970	194,523
Additions	3,484	5,581	108	47	9,220	9,951
Write-offs	−	(45)	(15)	(26)	(86)	(82)
Transfers	−	−	−	470	470	4,032
Transfers to assets held for sale	(4,078)	−	−	(1,187)	(5,265)	(4,078)
Depreciation, amortization and depletion	(8,793)	(9,817)	(400)	(782)	(19,792)	(31,573)
Impairment recognition	−	−	−	(662)	(662)	(662)
Cumulative translation adjustment	−	−	−	158	158	−
Balance at December 31, 2019	49,162	33,594	2,785	1,472	87,013	172,111
Cost	57,955	43,119	3,136	2,360	106,570	206,081
Accumulated depreciation, amortization and depletion	(8,793)	(9,525)	(351)	(888)	(19,557)	(33,970)
No contractual readjustment clause	(2,515)	(7,828)	−	(197)	(10,540)	(19,263)
With contractual readjustment clause - in Brazil	(43)	(1,242)	(351)	(676)	(2,312)	(5,573)
With contractual adjustment clause - abroad	(6,235)	(455)	−	(15)	(6,705)	(9,134)
Balance at December 31, 2019	49,162	33,594	2,785	1,472	87,013	172,111
23.2.	Estimated useful life – Consolidated
	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.19
5 years or less	17,787	(13,092)	4,695
6 - 10 years	38,829	(26,070)	12,759
11 - 15 years	4,835	(2,266)	2,569
16 - 20 years	149,845	(69,175)	80,670
21 - 25 years	103,088	(21,250)	81,838
25 - 30 years	36,495	(11,098)	25,397
30 years or more	96,496	(35,581)	60,915
Units of production method	63,228	(31,151)	32,077
	510,603	(209,683)	300,920
Buildings and improvements	26,947	(9,699)	17,248
Equipment and other assets	483,657	(199,984)	283,673

Accounting policy for Property, plant and equipment

Property, plant and equipment are stated at acquisition costs or construction costs, which also include the costs directly attributable to putting the asset in operating condition, as well as, when applicable, the estimated cost of dismantling and removing the property and restoration of the property. location where the asset is located, less accumulated depreciation and impairment losses - (impairment).

Expenses with major planned maintenance carried out to restore or maintain the original performance standards of industrial units, marine production units and ships are recognized in property, plant and equipment when the campaign term exceeds twelve months and the campaigns are predictable. These expenses are depreciated over the forecast period until the next major maintenance. Maintenance expenses that do not meet these requirements are recognized as expenses in the income statement.

Spare parts and spare parts with a useful life of more than one year and which can only be used in connection with items of property, plant and equipment are recognized and depreciated along with the main asset.

Financial charges on loans obtained, when directly attributable to the acquisition or construction of assets, are capitalized as part of the costs of these assets. Financial charges on funds raised without specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of loans in effect during the period, applied to the balance of works in progress. Loans directly attributable to the construction of assets are only considered at this average rate when their financial charges are incurred after the completion of the specific construction. The company ceases to capitalize the financial charges on qualifying assets whose development is completed. Generally, the capitalization of interest is suspended, among other reasons, when the qualifying assets do not receive significant investments for a period equal to or greater than 12 months.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The assets directly related to the oil and gas production of a contracted area, whose useful life is not less than the life of the field (time of reserves depletion), are depleted by the method of the units produced, including rights and concessions as the signature bonus.

Using the units produced method, the depletion rate is calculated based on the monthly production of the respective producing field in relation to its respective proved developed reserve, except for the subscription bonus, whose rate is calculated considering the monthly production volume in relation to the total proven reserves of each producing field in the area to which the subscription bonus refers.

The assets depreciated by the straight-line method based on the estimated useful lives, which are reviewed annually and shown in note 23.2, are: (i) those directly linked to the production of oil and gas, whose useful life is less than the useful life of the field; (ii) mobile platforms; and (iii) other goods not directly related to oil and gas production. Land is not depreciated.

The right-to-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of the lease agreements (term, transfer of the asset or exercise of call option), are depreciated using the straight-line method. based on contractual deadlines.

23.3.	Concession for exploration of oil and natural gas – Transfer of Rights Agreement (“Cessão Onerosa”)

On November 1, 2019, Petrobras entered into with the Federal Government the Amendment to the Transfer of Rights Agreement, the amount of which was reimbursed to Petrobras by the Federal Government totaling US$ 9,058 million. The execution of the Addendum occurred prior to the auction of the surplus of the Transfer of Rights, after the budgetary solution for the payment of the Union to Petrobras and after the fulfillment of the other conditions defined by the company's Board of Directors.

With the signing of the Addendum, which formalized Petrobras 'right to receive the financial value of the revision from the Federal Government, the company recognized accounts receivable against a credit in fixed assets in Petrobras' financial statements, in the amount of R$ 34,238, as shown in the movement of property, plant and equipment (note 23.1).

On December 11, 2019, the company received from the Federal Government the amount of R$ 34,414, corresponding to that provided for in the Amendment, converted into Reais in accordance with the rules of the Transfer of Rights Agreement and updated by the Selic rate. The adjustment by the Selic rate, equivalent to R$ 176, was recorded in full in the financial result.

The information related to the Result of the Bidding Round for the Surplus of the Transfer of Rights is presented in note 24.1.

23.4.	Oil and Gas fields operated by Petrobras returned to ANP

The following fields were returned to the ANP during 2019, mainly due to their lack of economic attractiveness: Juruá, Iraúna, Barra do Ipiranga, Lagoa Branca, Nativo Oeste, Jacupemba, Mariricu Oeste, Rio Barra Seca, Rio Itaúnas Leste, São Mateus Oeste River and South of Sapinhoá. Due to losses in its recoverable values recognized in previous years for some assets, the amount of write-offs in 2019 was R$ 304, in other operating expenses (R$ 151 for the Japiim, Camarão Norte, Espadarte fields (part) and Sibite (part) in 2018).

23.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used in determining the amount of borrowing costs without specific destination to be capitalized as an integral part of the assets under construction was 6.40% p.a. in the year ended December 31, 2019 (6.35% p.a. in the year ended December 31, 2018).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

24.	Intangible assets
24.1.	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Software	Goodwill	Total	Total
Balance at January 1, 2018	5,959	1,061	720	7,740	6,264
Addition	3,321	312	−	3,633	3,517
Capitalized borrowing costs	−	12	−	12	12
Write-offs	(56)	−	−	(56)	(51)
Transfers	(162)	24	42	(96)	(158)
Amortization	(54)	(350)	−	(404)	(316)
Cumulative translation adjustment	16	1	24	41	−
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Cost	9,876	6,171	786	16,833	13,568
Accumulated amortization	(852)	(5,111)	−	(5,963)	(4,300)
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Addition	5,505	423	−	5,928	5,823
Concession for exploration of oil and natural gas – Oil Surplus on theTransfer of rights agreement	63,141	−	−	63,141	63,141
Capitalized borrowing costs	−	19	−	19	19
Write-offs	(38)	(22)	−	(60)	(49)
Transfers	(324)	(190)	(539)	(1,053)	5
Amortization	(42)	(315)	−	(357)	(303)
Impairment recognition	(5)	−	−	(5)	−
Cumulative translation adjustment	−	1	5	6	−
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Cost	77,753	5,923	252	83,928	82,440
Accumulated amortization	(492)	(4,947)	−	(5,439)	(4,536)
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Estimated useful life in years	(*)	5	Indefinite
(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

At December 31, 2019 and 2018, no impairment was identified on goodwill.

Result of the 16th ANP Bidding Round

On October 10, 2019, Petrobras acquired a maritime block in the 16th Bidding Round under the Concession Regime, carried out by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). Block C-M-477, located in deep waters in the Campos Basin, was acquired by Petrobras, which will hold a 70% stake and will be an operator, in partnership with BP Energy do Brasil Ltda. The signature bonus corresponding to Petrobras' participation was R$ 1,431, paid in full on December 27, 2019.

Result of Bidding Round for the Surplus Volume of the Assignment Agreement

On November 6, 2019, the ANP held the Bidding Round for the Surplus of the Transfer of Rights, in which Petrobras acquired, in partnership with CNODC Brasil Petróleo e Gás Ltda. (5%) and CNOOC Petroleum Brasil Ltda. (5%), the right to explore and produce the volume exceeding the Transfer of Rights Agreement of the Búzios field. Petrobras will hold a 90% interest and will be the operator of the field, whose signing bonus corresponding to the company's interest was R$ 61,375, of which R$ 34,420 was paid on December 10, 2019 and R$ 26,955 on December 27, 2019. The co-participation agreement should be finalized by September 2021, and until this date, partner companies in the consortium have the right to acquire an additional 5% interest each or, on the deadline, if the agreement has not been signed with Pre-salt Petróleo SA (PPSA), to leave the consortium.

Petrobras also fully acquired the right to explore and produce the excess volume of the Itapu field. The subscription bonus, paid in full on December 27, 2019, was R$ 1,766.

Exploration rights - production sharing contract

On June 7, 2018, Petrobras acquired, through partnerships formed with ExxonMobil, Equinor, Petrogal, BP, Shell and Chevron, three offshore blocks (Uirapuru, Dois Irmãos and Três Marias) in the 4th Bidding Round under the ANP production, being operator in all blocks. The total value of the signing bonus, paid in September, was R$ 1,005.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

On September 28, 2018, Petrobras acquired 100% interest in the Southwest block of Tartaruga Verde, in the 5th Bidding Round in the ANP Production Sharing regime, winning with the minimum offer of oil surplus and subscription bonus in the value of R$ 70. This Block includes a portion of the Tartaruga Mestiça deposit, which is shared with the Campo de Tartaruga Verde. This plot had its commerciality declared on December 26, 2018, giving rise to the Campo de Tartaruga Verde Sudoeste.

On November 7, 2019, the ANP held the 6th Bidding Round in the Production Sharing Regime. Petrobras acquired, in partnership with CNODC Brasil Petróleo e Gás Ltda. (20%), the Aram block, located in the Santos Basin. Petrobras will hold an 80% interest and will be the operator of the field, whose subscription bonus amount corresponding to the company's interest was R$ 4,040, paid in full on December 27, 2019.

Accounting policy for intangible assets

Intangible assets are stated at acquisition costs, less accumulated amortization and impairment losses and are comprised of rights and concessions that mainly include signature bonuses paid on concession contracts for oil exploration or natural gas and production sharing, public service concessions, in addition to brands and patents, software and goodwill for expected future profitability (goodwill), resulting from a business combination, which is presented in the investment financial statements.

Intangible assets generated internally are not capitalized, being recognized as an expense in the income statement in the period in which they were incurred, except for expenses with development that meet the recognition criteria related to the completion and use of the assets, generation of future economic benefits, among others.

The rights and concessions corresponding to the concession signing bonuses are reclassified to property, plant and equipment at the time when the technical and commercial feasibility of oil and gas production are demonstrated, and while they are in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives. If the subscription bonus involves an area in which exploratory activities may be carried out in different locations, the value of the intangible to be reclassified to property, plant and equipment when the technical and commercial feasibility of producing oil and gas for a specific location will be equivalent to the proportion between the total volume of oil and gas expected in a reservoir in that location (oil in place VOIP) and the volume of oil and gas expected in all possible reservoirs in the area.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment. The assessment of indefinite useful life is reviewed annually.

24.2.	Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels - Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

In 2019, 12 exploratory blocks (9 exploratory blocks in 2018) were returned to the ANP, located in the Sergipe-Alagoas, Potiguar, Recôncavo and Parnaíba Basins (Recôncavo and Parnaíba Basins in 2018). Exploratory rights related to these blocks totaled R$ 11 (R$ 25 in 2018).

25.	Impairment

The company evaluates the recoverability of assets annually, or when there is an indication of devaluation. In 2019, losses and reversals of impairment losses were recognized mainly in the fourth quarter, resulting from the management of its portfolio and updating of the company's medium and long-term economic assumptions, within the scope of the 2020-2024 Strategic Plan, concluded and approved by Management on November 27, 2019.

The increase in the estimate of expenses for the dismantling of areas in the E&P fields contributed significantly to the recognition of impairment losses, with emphasis on the Papa-Terra CGUs in the Campos Basin, Polo Uruguá (Uruguá and Tambaú) in the Santos Basin and Polo CVIT (Canapu and Golfinho) in the Espírito Santo Basin. The increase in expenses with decommissioning of the area is mainly due to two factors: (a) reduction in Brent's projections that anticipate the date of abandonment of the oil and gas production fields; and, (ii) reduction in the risk-free rate, adjusted to credit risk, which showed an improvement in the yields (“yields”) of the company's bonds throughout 2019. Such losses were offset by the reversals associated with gains in operations sales (realized and expected) of production fields in Brazil.

In addition, losses were recognized due to: the postponement of resumption of works on the second train at the Abreu e Lima refinery (RNEST); the failure to use the P-37 platform, which it produced in Campo de Marlim; the sale of Sonda Vitória 10,000 (NS-30); and for the recognition of investments in environmental licensing, resulting from the conduct adjustment term to close public civil action that questions the environmental licensing of Comperj.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The following is the total loss on the impairment of assets, net of reversal, by nature of an asset or CGU, recognized in income for the year:

	Consolidated
Assets or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment (***)	Business segment	Comments
	2019
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	425.368	794.025	7,653	E&P - Brazil	item (a1)
Transpetro’s fleet of vessels	5,430	5,855	(425)	RTM - Brazil	item (b1)
Oil and gas production and drilling equipment in Brazil	1,264	-	1,264	E&P - Brazil	item (c1)
UFN III	824	-	824	RTM - Brazil	item (d1)
Comperj	1,329	470	859	RTM - Brazil	item (e1)
Second refining unit in RNEST	4,206	2,007	2,199	RTM - Brazil	item (f1)
Oil and gas production and drilling equipment abroad	1,381	60	1,321	E&P - Abroad	item (g1)
Others	133		133	Several
			13,828
Assets classified as held for sale
Producing properties Pampo and Enchova fields	1,321	3,257	(1,936)	E&P - Brazil	item 25.2
Producing properties - Frade	77	422	(345)	E&P - Brazil	item 25.2
Producing properties - Maromba	-	276	(276)	E&P - Brazil	item 25.2
POG	1,791	1,425	366	E&P - Abroad	item 25.2
Others	2,387	1,886	(7)	Several
Total			11,630

	2018
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	27,199	38,450	1,994	E&P - Brazil	item (a2)
Transpetro’s fleet of vessels	6,667	5,037	1,630	RTM - Brazil	item (b2)
Oil and gas production and drilling equipment in Brazil	772	23	749	E&P - Brazil	item (c2)
UFN III	1,210	774	436	RTM - Brazil	item (d2)
Producing properties relating to oil and gas activities abroad (several CGUs)	8,751	6,021	2,775	E&P - Abroad	item (h)
GASFOR II	225	−	225	Gas & Power - Brazil	item (i)
Comperj	180	−	180	RTM - Brazil	item (e2)
Second refining unit in RNEST	4,315	4,232	83	RTM - Brazil	item (f2)
Others	2,579	2,929	54	Several
			8,126
Assets classified as held for sale
Producing properties relating to oil and gas activities in Riacho da Forquilha	375	1,749	(128)	E&P - Brazil
Others	94	417	(309)	Several
Total			7,689
(*)It only includes carrying amounts and recoverable amounts of impaired assets or assets for which reversals were recognized..
(**)The recoverable amounts of assets for impairment computation were their value in use, except for oil and gas production and drilling equipment that were based on their fair value.
(***)Reversals are presented in brackets.
25.1.	Impairment of property, plant and equipment and intangible assets

In assessing the recoverability of property, plant and equipment and intangible assets, tested individually or grouped in cash-generating units - CGU, the company considered the following projections:

•	useful life based on the expected use of the assets or set of assets that make up the CGU, considering the company's maintenance policy;
•	assumptions and budgets approved by Management for the period corresponding to the expected life cycle, due to the characteristics of the businesses; and
•

pre-tax discount rate, which derives from the post-tax weighted average cost of capital (WACC) calculation methodology, adjusted by a specific risk premium in the case of projects postponed for an extended period or risk country-specific in the case of assets abroad. The use of post-tax discount rates in determining the amounts in use does not result in materially different recoverable amounts if pre-tax discount rates had been used.

Information on the key assumptions for asset impairment tests and the definitions of the CGUs are presented in notes 4.2 and 4.3, respectively, and involve Management's judgments and assessment based on its business and management model.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Throughout 2019, Management identified and evaluated the following changes in its CGUs:

•

CGUs in the E&P Segment: (i) Transfer of Rights Polo (extinction of CGU and formation of six new ones - CGU Itapu; CGU Polo Búzios; CGU Polo Sépia; CGU Polo Atapu; CGU Polo Lula and CGU Polo Berbigão-Sururu, taking in in view of the conclusion of the revision of the Transfer of Rights Contract and the definition of a new business and management model for assets); (ii) Parques da Baleias Polo (due to the new definition of the Jubarte field, approved by the ANP, the Baleia Anã and Cacharéu fields remained in the CGU and the Cachalote and Pirambu fields were removed due to the lack of interdependence of these assets in the generation of inputs Of box); (iii) North Pole (excluding the Corvina field and the P-37 platform, both at the end of the productive useful life);

•	CGU Gás Natural: the sale of 90% of Transportadora Associada de Gás (TAG) resulted in its exclusion as an asset from CGU; and,
•

CGU Energia: with the sale of the Termobahia and Termocamacari thermal plants not being carried out, Management reverted the classification of assets held for sale to fixed assets. The thermal Termobahia returned to the CGU, due to the scenario of use of the plant by Petrobras and its interdependence in generating cash with the other thermal plants of the CGU, and the thermal Termocamacari is now evaluated separately due to the lack of perspective future operation.

The estimates of the key assumptions in the cash flow projections to determine the value in use of the CGUs in 2019 were:

	2020	2021	2022	2023	2024	Long-term Average
Average Brent (US$/bbl)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation ) - R$/US$ (2019 prices)	3.85	3.87	3.92	3.97	4.04	3.60

In 2018, the projections used in the impairment tests were:

	2019	2020	2021	2022	2023	Long-term Average
Average Brent (US$/bbl)	66	67	72	75	75	73
Average Brazilian Real (excluding inflation ) - R$/US$ (2018 prices)	3.64	3.56	3.50	3.46	3.44	3.37

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a1) Producing properties in Brazil – 2019

Our valuations of assets linked to oil and gas production fields in Brazil resulted in the recognition of net losses in the amount of R$ 7,653. The post-tax discount rate in constant currency applied to the exploration and production sector in Brazil was 6.7% p.a. This amount is mainly due to:

•

Losses in the amount of R$ 8,612, mainly related to the CGUs of Papa-Terra (R$ 1,517), Polo Uruguá (R$ 1,415), Polo CVIT (R$ 847), Corvina (R$ 635), Piranema (R$ 525), Camorim (R$ 449), Pirambu (R$ 419), Polo Merluza (R$ 405), Polo Miranga (R$ 313), Guaricema (R$ 311) and Polo Água grande (R$ 295) and, mainly, due to the drop in estimates for the average Brent price over the entire projection horizon and the increase in the provision for the dismantling of areas, due to the reduction in risk-free rates and changes in the removal and treatment schedule for the facilities. oil and gas production; and

•

Reversal of losses in the amount of R$ 219, mainly related to the Polo Peroá (R$ 125) and Castanhal (R$ 49) CGUs, mostly due to gains in the production curve and accelerated depreciation tax benefit regarding the new tax model of Repetro.

a2) Producing properties in Brazil – 2018

Our valuations of assets linked to oil and gas production fields in Brazil resulted in the recognition of net losses in the amount of R$ 1,994. The post-tax discount rate in constant currency applied to the exploration and production sector was 7.4% p.a. This amount is mainly due to:

•

Losses in the amount of R$ 4,013, mainly related to the CGUs of Camorim (R$ 533), Linguado (R$ 531), Piranema (R$ 356), Guaricema (R$ 352), Juruá (R$ 348) , Bicudo (R$ 318), Caioba (R$ 232), Polo Pper-1 (R$ 188), Garoupinha (R$ 150), Frade (R$ 148), Castanhal (R$ 137) and Papa Terra (R$ 135), mainly due to the increase in the provision for the dismantling of areas, due to the revision of estimates of future expenses with equipment abandonment, as well as by the increase in the exchange rate; and

•

Reversal of losses in the amount of R$ 2,019, mainly related to the CGUs of Polo Cvit (R$ 601), Polo Uruguá (R$ 575), Polo Ceará Mar (R$ 192), Dom João (R$ 88) , Polo Miranga (R$ 61), Polo Fazenda Belém (R$ 49) and Polo Bijupirá-Salema (R$ 51), mainly due to the project review, approved in the company's business plan, with the consequent extension of the curve of production.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

b1) Transpetro’s fleet of vessels – 2019

The increase in the R $/US$ exchange rate projections of the 2020-2024 Strategic Plan, compared to the previous plan, had a positive effect on the cash generation in Reais of the CGU, given that freight prices are quoted in dollars US dollar, resulting, in the end, in a reversal of loss in the amount of R$ 425. The post-tax discount rate in constant currency applied to the transportation sector varied between 4.3% p.a. and 5.8% p.a.

b2) Transpetro’s fleet of vessels – 2018

The worsening in the expectation of the freight values projected in PNG 2019-2023, significantly affected the assessments of the set of Transpetro ships, resulting in the recognition of losses in the amount of R$ 1,630. The constant currency post-tax discount rate applied to the transportation sector varied between 3.8% p.a. and 6.6% p.a.

c1) Oil and gas production and drilling equipment in Brazil – 2019

The company decided not to reuse the P-37 platform in the Marlim field, which resulted in its exclusion from CGU Polo Norte and in its classification as an isolated asset, with the recognition of losses due to devaluation in the amount of R$ 1,264.

c2) Oil and gas production and drilling equipment in Brazil – 2018

In our valuations of assets that operate in the production and drilling of wells, but not directly linked to the CGUs of oil and gas production fields or poles, net losses due to devaluation of R$ 749 were identified, resulting from: i) closing of operations Monobóia 2 of the Master Plan for Draining and Oil Treatment - PDET (R$ 656); and ii) estimated fair value below the net book value of the control panel and heat exchanger associated with the design of the P-72 and P-73 platforms, which could not be used in other company projects and will be used for sale (R$ 93).

d1) UFN III – 2019

With the decision not to resume the work to conclude the project, the company recognized the full amount of this asset as a loss in the amount of R$ 824.

d2) UFN III – 2018

Our evaluations of the UFN III (Unidade de Fertilizantes e Nitrogenados III), located in Três Lagoas, in Mato Grosso do Sul, considering the fair value of this asset, resulted in the recognition of impairment losses in the amount of R$ 436.

e1) Comperj – 2019

Net losses were recognized in the amount of R$ 859, as a result of investments in environmental licensing, resulting from the Conduct Adjustment Declaration (“TAC”) to close public civil action that questions the environmental licensing of Comperj, as well as investments made in the utilities of Train 1 of Comperj, which are part of the joint infrastructure necessary for the flow and processing of natural gas from the pre-salt pole of the Santos Basin.

e2) Comperj – 2018

As set forth in BMP 2019-2023, the resumption of the Comperj project still depends on new partnerships. However, the construction of Comperj’s first refining unit facilities that will also support the natural gas processing plant (UPGN) are in progress as the facilities are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin. Nevertheless, due to the interdependence between such infrastructure and Comperj first refining unit, the Company recognized additional impairment charges, totaling R$ 180 in 2018.

f1) Second refining unit in RNEST – 2019

The cash flows of the value in use of the refining assets of the 2nd Train of RNEST consider the postponement of the forecast of its entry into operation by 3 years and 8 months, which implied the recognition of losses due to devaluation in the amount of R$ 2,199. The discount rate applied to the refining sector, considering the inclusion of a specific risk premium for postponed projects, was 7.8% p.a.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

f2) Second refining unit in RNEST – 2018

Our evaluations of the refining assets of the 2nd Train of RNEST resulted in the recognition of losses due to devaluation in the amount of R$ 83, mainly due to the postponement of the forecast for start-up in five months, as approved in BMP 2019-2023. The discount rate applied to the refining sector, considering the inclusion of a specific risk premium for postponed projects, was 7.3% p.a.

g1) Oil and gas production and drilling equipment abroad– 2019

With the sale of the NS-30 drillship (Vitória 10,000), concluded in December 2019, Drill Ship International BV (DSI), a subsidiary of PIB BV, recognized impairment losses of R$ 1,321 due to the difference between the amount expected sale and the carrying amount of the asset.

h) Producing properties relating to oil and gas activities abroad (several CGUs) - 2018

On October 31, 2018, Petrobras America Inc. (PAI) and Murphy Exploration & Production Company - USA (Murphy), wholly-owned subsidiary of Murphy Oil Corporation, entered into a contract to form a joint venture (JV) composed of fields in oil and gas production assets in the Gulf of Mexico. With this transaction, the company recognized a total impairment loss of R$ 2,775 as of December 31, 2018, mainly due to the update of the operating assumptions and discount rates, associated with the reduction of participation in the fields with the formation of the JV.

i)GASFOR II – 2018

Management decided to halt the development of the GASFOR II project, conducted by TAG, causing the assets to be excluded from CGU Gás Natural and tested separately. With hibernation, it is not possible to estimate future cash flows from the use of these assets in the company's planning horizon, resulting in the recognition of impairment losses in the amount of R$ 225 on December 31, 2018, corresponding to the total net book value of assets.

25.1.1Assets most sensitive to future impairment

The amount of impairment loss is based on the difference between the book value of the asset or CGU and its respective recoverable amount. The following table contains information about the assets or CGUs that presented recoverable values of up to 10% more than their book values and, therefore, would be more susceptible to the recognition of impairment losses in the future, due to significant changes in the premises:

		Consolidated
	12.31.2019
Assets most sensitive to future impairment	Business segment	Carrying amount	Recoverable amount	Sensitivity (*)
Producing properties relating to oil and gas activities in Brazil (7 CGUs)	E&P	40,906	42,832	(2,357)
Thermoelectric plants	G&E	7,853	8,267	(413)
(*) It is based on a 10% reduction in the recoverable amount of CGUs.

Accounting policy

The company assesses fixed and intangible assets when there are indications of non-recovery of their book value. This valuation is performed for the individual asset or the smallest identifiable group of assets that generates cash inflows largely independent of cash inflows from other assets or other groups of assets (CGUs). Note 4.3 presents detailed information on the company's CGUs.

The assets linked to the development and production of oil and natural gas (fields or hubs) and those that have an indefinite useful life, such as goodwill for future profitability, are tested for impairment annually, regardless of whether there are indications loss of value.

Considering the synergies of the Petrobras Group and the expectation of using the assets until the end of their useful life, usually the recoverable value used in carrying out the recoverability test is the value in use, except when specifically indicated. Such cases involve situations in which the company identifies and assesses that assumptions that would be used by market participants in measuring fair value to price the asset or the CGU differ from Petrobras' exclusive assumptions.

The value in use is estimated based on the present value of future cash flows arising from the continued use of the respective assets. Cash flows are adjusted for specific risks and use pre-tax discount rates, which derive from the post-tax weighted average cost of capital (WACC). The main assumptions of cash flows are: exchange rates and prices based on the latest Strategic Plan disclosed, production curves associated with existing projects in the company's portfolio, market operating costs and investments necessary to carry out the projects.

Reversals of previously recognized losses may occur, except for losses due to impairment of goodwill due to expected future profitability (goodwill).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

25.2.	Assets classified as held for sale

In 2019, as a result of the approval of the Company's Management to dispose of several assets in the E&P segment, according to note 30, the company recognized reversals in the amount of R$ 2,198, considering the net fair value of selling expenses, predominantly, in the following active:

•

Pampo and Enchova Project - 10 concessions located in shallow waters in the Campos Basin (Rio de Janeiro) with a reversal of the loss of devaluation in the amount of R$ 1,936 in the fields of Badejo, Bicudo, Linguado, Pampo and Trilha;

•	Bispo Project - Campo de Frade with review of loss of devaluation in the amount of R$ 345;
•	Mangalarga 2 Project - Campo de Maromba with review of loss of devaluation in the amount of R$ 276;
•	PO&G B.V. - Sale of Petrobras Oil & Gas B.V. (PO & GBV), a subsidiary of PIB BV, PIBBV, with impairment losses in the amount of R$ 366.

In 2018, as a result of the approval of the company's management to dispose of investments, as per note 30.2, the company recognized reversals of losses in the amount of R$ 437, including the assignment of the company's participation in 34 onshore oil production fields, located in the Potiguar Basin, in Rio Grande do Norte, for the Brazilian company 3R Petroleum.

The accounting practice applied to assets and liabilities classified as held for sale is described in note 30.

25.3.	Investments in associates and joint ventures (including goodwill)

In assessing the recoverability of investments in associates and joint ventures, including goodwill, the value in use method was used, based on projections that considered: (i) projection horizon for the 5 to 12-year interval, with perpetuity without growth ; (ii) assumptions and budgets approved by the company's management; and (iii) post-tax discount rate, which derives from WACC or CAPM, according to the application methodology.

Accounting Policy

Investments in associates and jointly controlled projects are tested individually for the purpose of assessing their recoverability. In applying the test, the carrying amount of the investment, including goodwill, is compared with its recoverable amount.

Generally, the recoverable amount is the value in use, except when specifically indicated, proportional to the participation in the present value of the estimated future cash flows of the associate or joint venture, representing future dividend flows and other distributions.

25.3.1Investment in publicly traded associate  (Braskem S.A. e Petrobras Distribuidora S.A. - BR)

Braskem S.A.

Braskem S.A. is a publicly traded company, with shares traded on stock exchanges in Brazil and abroad. Based on market prices in Brazil, on December 31, 2019, Petrobras' stake in Braskem SA's common shares (47% of the total) and preferred shares (21.9% of the total) was valued at R$ 8,961, as described in note 29.4. As of December 31, 2019, approximately 3% of the common shares of this investee are owned by non-signatories to the Shareholders' Agreement and their trading is extremely limited.

Considering the operational relationship between Petrobras and Braskem S.A., the impairment test of the investment in this associate was performed based on its value in use, proportional to the company's participation in the present value of Braskem S.A.'s estimated future cash flows, representing flows dividend futures and other distributions of the investee. The recoverability assessments did not indicate the existence of impairment losses.

The main estimates used in the cash flow projections to determine the value in use of Braskem S.A., were:

•	Estimated average exchange rate from R$ 3.85 to US$ 1.00 in 2020 (converging to R$ 3.60 in the long run);
•	Average Brent oil price of US$ 65 in 2020 and in the long term;
•	Price projection of raw materials and petrochemicals reflecting international trends;
•	Evolution of sales of petrochemical products, estimated based on the growth of the Gross Domestic Product - GDP (Brazilian and global);
•	Post-tax discount rate of 8.9%, in constant currency, considering the cost of equity capital given the methodology adopted in the value in use; and
•	Reduction in the EBITDA margin, following the growth cycle of the petrochemical industry in the coming years, with a reduction in the long term.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Petrobras Distribuidora S.A. – BR

In July 2019, with the follow-on of BR Distribuidora's shares, the company became an associate. Considering the shares traded on the stock exchange in an active market, BR Distribuidora's recoverable amount was evaluated based on fair value. The investment amount in December 2019 is R$ 10,819, equivalent to R$ 24.76 per common share. The market value since the date of the transaction obtained the following values per common share:

•	From 2019 closing (on 12/30/2019): R$ 30.07;
•	Average for the period: R$ 27.69;
•	Highest price for the period: R$ 30.43 on 12/27/2019; and
•	Lowest price for the period: R$ 26.01 on 7/23/2019.

As BR's fair trading value is higher than the investment value recorded during the entire period of analysis, the recoverability assessments did not indicate the existence of impairment losses.

25.3.2Investments in state-controlled natural gas distributors

On December 31, 2019, the recoverability assessments did not indicate the existence of impairment losses, the recoverable amount being R$ 5,294, considering a post-tax discount rate of 5.3%, in constant currency.

25.3.3Impairment losses on equity-method investments

In 2019, the company recognized, as a result of equity-accounted investments, net losses due to devaluation totaling R$ 16 (R$ 108 in 2018).

26.	Exploration and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and natural gas reserves, from obtaining legal rights to explore a specific area to declaring the technical and commercial viability of the reserves.

The movements in capitalized costs related to exploratory wells and the balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproven reserves, are shown in the table below:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	12.31.2019	12.31.2018
Property plant and equipment
Opening Balance	16,010	14,957
Additions	2,024	1,308
Write-offs	(877)	(38)
Transfers	−	(280)
Cumulative translation adjustment	18	62
Closing Balance	17,175	16,009
Intangible Assets (**)	76,256	7,671
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	93,431	23,680
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.
(**)The signature bonuses related to the results of the 16th ANP bidding round and Surplus Oil of Transfer of Rights Agreement are described in note 24.1.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The exploratory costs recognized in the result and the cash flows related to the activities of valuation and exploration of oil and natural gas are shown below:

	Consolidated
	2019	2018
Exploration costs recognized in the statement of income	Jan-Dec	Jan-Dec
Geological and geophysical expenses	1,897	1,203
Exploration expenditures written off (includes dry wells and signature bonuses)	1,250	317
Contractual penalties	16	324
Other exploration expenses	34	60
Total expenses	3,197	1,904

Cash used in :
Operating activities	1,931	1,265
Investment activities	70,983	4,821
	72,914	6,086

In the year ended December 31, 2019, Petrobras recognized a provision of R$ 16 (R$ 324 in 2018) due to potential contractual penalties for not meeting the required minimum percentages of local content for 125 blocks with the exploratory phase closed.

Accounting policy

Expenses with exploration and development of oil and natural gas production are accounted for in accordance with the successful efforts method, as follows:

•

Expenses related to geology and geophysical activities related to the oil and gas exploration and evaluation phase until the time when the technical and commercial viability of oil and gas production is demonstrated are recognized as an expense in the period in which they are incurred;

•

Amounts related to obtaining rights and concessions for oil and natural gas exploration are initially capitalized in intangible assets. When the technical and commercial feasibility of producing oil and gas can be demonstrated, such rights and concessions are reclassified to property, plant and equipment;

•

Exploratory costs directly associated with the drilling of wells, including equipment and installations, are initially capitalized in property, plant and equipment until proven reserves related to the well are confirmed or not. In certain cases, reserves are identified, but cannot be classified as proven when drilling is completed. In these cases, the costs before and after the drilling of the well continue to be capitalized if the volume of discovered reserves justifies its completion as a producing well and studies of the reserves and the economic and operational viability of the enterprise are in progress. An internal commission of technical executives of the company reviews the conditions of each well on a monthly basis, taking into account the data on geology, geophysics and engineering, economic aspects, operating methods and government regulations. In note 4.1, there is more information on the calculation of the company's proven oil and gas reserves;

•

Dry exploratory wells or those without economic viability and the other costs linked to non-commercial reserves are recognized as an expense in the period, when identified as such, by an internal committee of technical executives of the company; and

•

All costs incurred with the effort to develop the production of an area declared commercial (with proven and economically viable reserves) are capitalized in property, plant and equipment. This category includes costs with development wells; with the construction of platforms and gas processing plants; with the construction of equipment and facilities necessary for the extraction, handling, storage, processing or treatment of oil and gas; and with the construction of oil and gas flow systems (pipelines), storage and disposal of waste.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

26.1.	Aging of Capitalized Exploratory Well Costs

The table below shows the costs and the number of exploratory wells capitalized by time of existence, considering the completion date of the drilling activities. It also demonstrates the number of projects for which the costs of exploratory wells have been capitalized for more than one year:

Aging of capitalized exploratory well costs (*)	2019	2018
Exploratory well costs capitalized for a period of one year	884	331
Exploratory well costs capitalized for a period greater than one year	16,291	15,677
Total capitalized exploratory well costs	17,175	16,008
Number of projects relating to exploratory well costs capitalized for a period greater than one year	43	49

	2019	Number of wells
2018	217	1
2017	193	1
2016	1,175	4
2015	3,434	14
2014 and previous years	11,272	46
Total	16,291	66
(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the total of R$ 16,291 for 43 projects that include wells in progress for more than a year since the completion of drilling activities, R$ 15,485 refer to wells located in areas where drilling activities are already underway or firmly planned for the near future, whose "Evaluation Plan" was submitted to ANP for approval, and R$ 806 was incurred in costs related to the activities necessary for the evaluation of the reserves and their possible development.

27.	Collateral for crude oil exploration concession agreements

Petrobras granted guarantees to the National Agency of Petroleum, Natural Gas and Biofuels - ANP in the total amount of R$ 11,288 for the Minimum Exploratory Programs provided for in the concession contracts for the exploration areas, with R$ 8,232 net of commitments already in effect remaining in force. Of this amount, R$ 6,605 corresponds to the pledge of oil from fields previously identified and already in production phase and R$ 1,627 refer to bank guarantees.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

28.	Joint ventures in E&P activities

In line with its strategic objectives, Petrobras acts in association with other companies in joint ventures in Brazil as holder of exploration and production rights for oil and natural gas in the concession and production sharing regimes.

As of December 31, 2019, the company holds interests in 112 consortia in partnership with 42 partner companies, among which Petrobras is an operator in 64 consortia (124 consortia, 44 partners and operator of 72 partnerships on December 31, 2018). The partnerships formed in 2018 and 2019 are described below:

Consortium	Location	% Petrobras	% Partners	Operator	Year	Additional Information	ANP Bonus Petrobras portion
Tartaruga Verde Módulo III Espadarte	Campos Basin	50%	Petronas – 50%	Petrobras	2019	Concession – Disposal of 50% to Petronas	N/A
Búzios	Santos Basin Pre-Salt Layer	90%	CNODC – 5% CNOOC – 5%	Petrobras	2019	Production sharing – Transfer of Rights Surplus Production ANP Bidding Round	61,375
C-M-477	Campos Basin	70%	BP – 30%	Petrobras	2019	Concession - 16ª ANP Bidding Round	1,431
Aram	Santos Basin Pre-Salt Layer	80%	CNODC – 20%	Petrobras	2019	Production sharing - 6ª ANP Bidding Round	4,040
Roncador	Campos Basin	75%	Equinor – 25%	Petrobras	2018	Concession – Disposal of 25% to Equinor	N/A
Uirapuru	Santos Basin Pre-Salt Layer	30%	ExxonMobil – 28% Equinor – 28% Petrogal – 14%	Petrobras	2018	Production sharing - 4ª ANP Bidding Round	795
Dois Irmãos	Campos Basin Pre-Salt Layer	45%	BP – 30% Equinor – 25%	Petrobras	2018	Production sharing - 4ª ANP Bidding Round	180
Três Marias	Santos Basin Pre-Salt Layer	30%	Shell – 40% Chevron – 30%	Petrobras	2018	Production sharing - 4ª ANP Bidding Round	30
C-M-657	Campos Basin	30%	Exxon – 40% Equinor – 30%	Petrobras	2018	Concession - 15ª ANP Bidding Round	639
C-M-709	Campos Basin	40%	Exxon – 40% Equinor – 20%	Petrobras	2018	Concession - 15ª ANP Bidding Round	600
C-M-789	Campos Basin	30%	Exxon – 40% Qatar – 30%	Exxon	2018	Concession - 15ª ANP Bidding Round	847
C-M-753	Campos Basin	30%	Exxon – 40% Qatar – 30%	Exxon	2018	Concession - 15ª ANP Bidding Round	99
POT-M-859 POT-M-952	Potiguar Basin	60%	Shell – 40%	Petrobras	2018	Concession - 15ª ANP Bidding Round	20
Lapa (BM-S-9A)	Santos Basin Pre-Salt Layer	10%	Total – 35% Shell – 30% Repsol Sinopec – 25%	Total	2018	Concession - Disposal of 35% to Total	N/A
Iara (BM-S-11A)	Santos Basin Pre-Salt Layer	42.50%	Shell – 25% Total – 22.50% Petrogal – 10%	Petrobras	2018	Concession - Disposal of 22.50% to Total	N/A

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Petrobras' performance in partnerships brings benefits through risk sharing, increased investment capacity, technical and / or technological exchange, which ultimately aim at growth in oil and gas production. Following is the production related to Petrobras' participation in the consortia in which it is an operator:

Field	Location	% Petrobras	% Partners	Operator	Petrobras production portion in 2019 (boed)	Regime
Lula	Santos basin pre-salt	67,50%	Shell – 23,2% Petrogal – 9,3%	Petrobras	768.225	Concession
Roncador	Campos basin	75%	Equinor – 25%	Petrobras	144.870	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell – 30% Repsol Sinopec – 25%	Petrobras	134.666	Concession
Albacora Leste	Campos basin	90%	Repsol Sinopec - 10%	Petrobras	20.010	Concession
Mero	Santos basin pre-salt	40%	Total – 20% Shell – 20% CNODC – 10% CNOOC – 10%	Petrobras	17.326	Production sharing
Papa-Terra	Campos basin	62,50%	Chevron - 37,5%	Petrobras	10.911	Concession
Manati	Camamu basin	35%	Enauta Energia S.A. – 45% Brasoil – 10% Geopark – 10%	Petrobras	7.903	Concession
Berbigão	Santos basin pre-salt	42,50%	Shell – 25% Total – 22,5% Petrogal – 10%	Petrobras	765	Concession

Accounting practice

The operational E&P partnerships in Petrobras are classified as joint operations and, as such, the company recognizes with respect to its interests: i) its assets, including its share of any assets held jointly ii) its liabilities , including its share of any liabilities assumed jointly; iii) its sales revenue corresponding to the proportion of its participation in the production resulting from the joint operation; iv) its portion on the sales revenue realized directly by the joint operation; and v) your expenses, including your portion of any expenses incurred together.

Assets, liabilities, income and expenses related to the participation in a joint operation are accounted for in accordance with the specific accounting policies applicable to assets, liabilities, income and expenses.

28.1.	Unitization Agreements

As of December 31, 2019, Petrobras has a provision of R$ 456 to cover reimbursements related to Production Individualization Agreements (AIPs) entered into in Brazil with partner companies (Shell, Petrogal, Repsol and Total) in E&P consortia, that have already been submitted for approval by the ANP. These agreements will result in payments of equalization of expenses and production volumes related to the fields of Berbigão, Sururu, Atapu and Albacora Leste.

During 2019, Petrobras made payments in the order of R$ 379 in compliance with the Expenses and Volume Equalization Agreements (AEGV) signed with the Brazilian Petroleum and Gas Natural SA - Pre-Salt Petroleum (PPSA) and partner companies in the E&P consortia operated by Petrobras.

The table below presents the effects of the agreements:

	Consolidated
	2019	2018
Opening balance	617	161
Additions/(Write-offs) on PP&E	205	(235)
Indexation charges	16	8
Payments made	(379)	(381)
Other income and expenses	(3)	1,064
Closing balance	456	617

Accounting policy

The production individualization procedure is initiated when it is identified that a specific deposit extends beyond a block granted or contracted. In this sense, the operating and non-operating partners in oil and gas properties group their rights in a given area to form a single unit and, in return, a new percentage of undivided participation in that unit (of the same type as previously held) is determined.

Events that occurred prior to the individualization of production may lead to the need for compensation between the parties. When signing the Production Individualization Agreement (AIP), if Petrobras is to be reimbursed in cash, an asset will not be recognized in situations where there is no unconditional right to receive cash or another financial asset and it is practically not certain that a entry of economic benefits. In cases where the company is required to make a cash reimbursement, a provision should be recognized, whenever there is a present obligation as a result of a past event, it is likely that an outflow of resources that incorporate economic benefits will be necessary to settle the obligation and may a reliable estimate of the amount of the obligation can be made.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

29.	Investments
29.1.	Information on direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Consolidated Companies
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	166,258	9,676	Netherlands
Petrobras Transporte S.A. – Transpetro	RT&M	100.00	100.00	3,565	611	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	3,655	914	Brazil
Petrobras Gás S.A. – Gaspetro	Gas & Power	51.00	51.00	2,167	350	Brazil
Petrobras Biocombustível S.A.	Corporate and others	100.00	100.00	1,265	244	Brazil
Liquigás Distribuidora S.A.	RT&M	100.00	100.00	979	121	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00	100.00	(277)	(545)	Brazil
Termomacaé Ltda.	Gas & Power	100.00	100.00	419	159	Brazil
Braspetro Oil Services Company – Brasoil	Corporate and others	100.00	100.00	433	5	Cayman Island
Breitener Energética S.A.	Gas & Power	93.66	93.66	712	(68)	Brazil
Termobahia S.A.	Gas & Power	98.85	98.85	626	79	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00	100.00	306	13	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	100.00	100.00	105	20	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.20	99.20	88	48	Brazil
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate and others	100.00	100.00	45	8	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	100.00	100.00	10	−	Brazil
5283 Participações Ltda.	Corporate and others	100.00	100.00	2	−	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A. - TBG	Gas & Power	51.00	51.00	572	208	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. – FCC	RT&M	50.00	50.00	240	47	Brazil
Ibiritermo S.A.	Gas & Power	50.00	50.00	131	33	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	1,044	(76)	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00	40.00	196	27	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	194	70	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	77	30	Brazil
Brasympe Energia S.A.	Gas & Power	20.00	20.00	77	13	Brazil
Brentech Energia S.A.	Gas & Power	30.00	30.00	92	5	Brazil
Metanol do Nordeste S.A. – Metanor	RT&M	34.54	49.53	47	18	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	43	3	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	41	2	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	22	1	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00	51.00	36	1	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Corporate and others	50.00	50.00	−	−	Brazil
Transportadora Sulbrasileira de Gás	Gas & Power	25.00	25.00	23	2	Brazil
Associates
Sete Brasil Participações S.A. (i)	E&P	5.00	5.00	(26,851)	(114)	Brazil
Fundo de Investimento em Participações de Sondas - FIP Sondas	E&P	4.59	4.59	−	1	Brazil
Braskem S.A. (ii)	RT&M	36.20	47.03	7,416	277	Brazil
UEG Araucária Ltda.	Gas & Power	18.80	18.80	334	(86)	Brazil
Petrobras Distribuidora S.A. - BR (ii)	Corporate and others	37.50	37.50	9,600	1,236	Brazil
Transportadora Associada de Gás S.A. – TAG	Gas & Power	10.00	10.00	9,828	2,111	Brazil
Deten Química S.A.	RT&M	27.88	28,56	500	77	Brazil
Energética SUAPE II	Gas & Power	20.00	20.00	400	144	Brazil
Termoelétrica Potiguar S.A. – TEP	Gas & Power	20.00	20.00	220	31	Brazil
Nitroclor Ltda.	RT&M	38.80	38.80	1	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00	30.00	−	−	Brazil
Nova Transportadora do Sudeste – NTS	Gas & Power	10.00	10.00	2,641	2,218	Brazil
GNL Gemini LTDA	Gas & Power	40.00	40.00	135	4	Brazil

(i) The company's obligations are limited to the investments made in Sete Brasil Participações S.A., therefore, although the company's shareholders' equity is negative, there is no provision for loss constituted.

(ii) Information related to September 30, 2019, the latest available to the market.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

In 2019, we had the following corporate movements:

i) The companies Petrobras Distribuidora S.A. (BR) and Transportadora Associada de Gás S.A. (TAG) are now associated;

ii) Petrobras gas logistics (Logigás) was merged into Petrobras and PNBV started to be invested directly by PIBBV;

iii) Petrobras now has a direct interest in the investees of Logigás (Transportadora Brasileira Gasoduto Bolívia - Brasil S.A., GNL Gemini LTDA and Transportadora Sulbrasileira de Gás S.A).

PIB BV has as main subsidiaries:

•

Petrobras Global Trading BV - PGT (100%, based in the Netherlands), which basically operates in the commercialization of oil, oil products, biofuels and liquid natural gas (LNG), as well as raising and passing on loans as part of its financial operations within the Petrobras Group;

•

Petrobras Global Finance B.V. - PGF (100%, headquartered in the Netherlands), whose main objective is to raise funds in the capital market by issuing bonds and transferring loans to companies of the Petrobras Group; Petrobras America Inc. - PAI (100%, based in the United States) with E&P activities (MP Gulf of Mexico, LLC) and

•

as of July 9, 2019, PNBV, which has joint operations: Tupi BV (65%), Guará BV (45%), Agri Development BV (90%), Libra BV (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (42.5%) and Lapa BV (10%), created for the purpose of building and renting equipment and platforms for operations in the E&P segment in Brazil, all based in the Netherlands.

29.2.	Investment change (Parent Company)
	Balance at 12.31.2018	Investments	Transfers to held for sale	Restructuring, capital decrease and others (**)	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2019
Subsidiaries
PNBV (*)	111,759	−	−	(118,833)	8,449	(1,375)	−	−	−
PIB BV	25,864	−	−	118,831	2,240	7,430	5	−	154,370
TAG	12,810	−	−	(11,278)	520	−	751	(2,803)	−
Petrobras Distribuidora	6,716	−	−	(5,359)	209	−	−	(1,566)	−
Transpetro	3,291	−	−	−	708	46	(481)	(43)	3,521
PB-LOG	2,538	−	−	−	829	−	−	(917)	2,450
PBIO	1,666	−	−	(632)	244	−	(13)	−	1,265
Gaspetro	1,025	−	−	(1)	178	−	−	(99)	1,103
Breitener	728	−	−	−	(63)	−	−	−	665
Logigás	723	−	−	(788)	307	−	−	(242)	−
Liquigás	1,101	−	(1,087)	−	88	−	−	(102)	−
Other subsidiaries	1,016	254	−	390	45	(9)	15	(254)	1,457
Joint operations	207	−	−	−	40	−	−	(61)	186
Joint ventures	329	70	−	(7)	51	−	1	(107)	337
Associates
Transportadora Associada de Gás S.A.	−	−	−	1,178	41	−	43	(120)	1,142
Nova Transportadora do Sudeste - NTS	1,021	−	−	(64)	222	−	−	(216)	963
Other associates (***)	5,014	5	−	10,512	(431)	80	233	(225)	15,188
Total	175,808	329	(1,087)	(6,051)	13,677	6,172	554	(6,755)	182,647
Other investments	19	−		−	−	−	−	−	19
Total	175,827	329	(1,087)	(6,051)	13,677	6,172	554	(6,755)	182,666
Provision for losses in subsidiaries					−	−	−
Results in investees transferred to assets held for sale					30	−	(14)
					13,707		540
(*) On July 9, 2019, it became a subsidiary of PIBBV, according to note 30.
(**) Includes the corporate restructuring of TAG and Petrobras Distribuidora that went from subsidiaries to associates and the incorporation of PNBV, according to note 30.
(***) Includes Petrobras Distribuidora and Braskem S / A.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

29.3.	Investment change (Consolidated)
	Balance at 12.31.2018	Investments	Transfers to held for sale	Restructuring, capital decrease and others (*)	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2019
Joint Ventures
MP Gulf of Mexico, LLC	2,409	−	−	−	319	103	−	(504)	2,327
State-controlled natural gas distributors	1,192	1	−	199	347	−	−	(206)	1,533
Compañia Mega S.A. - MEGA	304	−	−	−	41	13	−	(39)	319
Other companies	626	126	(24)	(86)	103	1	1	(113)	634
Associates
Nova Transportadora do Sudeste – NTS	1,021	−	−	(64)	222	−	−	(216)	963
Transportadora Associada de Gás S.A.	−	−	−	1,178	41	−	43	(120)	1,142
Other companies (**)	5,077	32	(26)	10,600	(526)	74	228	(231)	15,228
Other investments	61	−	−	(41)	−	−	−	−	20
Total	10,690	159	(50)	11,786	547	191	272	(1,429)	22,166
(*)It includes the corporate restructuring of TAG and Petrobras Distribuidora that went from subsidiaries to affiliates, according to note 30.
(**) Include Petrobras Distribuidora and Braskem.
29.4.	Investments in non-consolidated listed companies
	Thousand-share lot		Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2019	Type	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Associate
Petrobras Distribuidora	1,165,000	ON	30.07	24.77	35,032	28,857
					35,032	28,857

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2019	12.31.2018	Type	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Associate
Braskem S.A.	212,427	212,427	ON	31.54	45.51	6,700	9,668
Braskem S.A.	75,762	75,762	PNA	29.85	47.38	2,261	3,590
						8,961	13,258

The market value for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

Braskem S.A. - Investment in affiliate with shares traded on stock exchanges

On June 4, 2019, Odebrecht S.A. notified Petrobras that negotiations with LyondellBasell were closed, for a potential transaction involving the transfer of the entire stake held by Odebrecht in Braskem's capital.

The main estimates used in the cash flow projections to determine the value in use of Braskem are presented in note 25.3.

29.5.	Non-controlling interest

The total non-controlling interest in the company's shareholders' equity is R$ 3,596 (R$ 6,318 in 2018), of which, mainly, R$ 1,062 is attributable to Gaspetro's non-controlling shareholders (R$ 987 in 2018), R$ 817 from Structured Entities (R$ 798 in 2018), R$ 1,384 from FIDC (R$ 1,418 in 2018) and R$ 280 from TBG (R$ 252 in 2018).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The following is the summary financial information:

	Gaspetro	Structured Entities			FIDC		TBG	BR
	2019	2018	2019	2018	2019	2018	2019	2018	2018
Current assets	368	308	3,197	3,200	66,009	25,658	620	676	12,803
Long-term receivables	246	225	2,363	3,029	−	−	2	2	6,236
Investments	1,533	1,395	−	−	−	−	−	−	34
Property, plant and equipment	5	2	−	−	−	−	1,735	1,797	5,797
Other non-current assets	292	296	−	−	−	−	7	9	475
	2,444	2,226	5,560	6,229	66,009	25,658	2,364	2,484	25,345
Current liabilities	162	100	31	292	24	14	421	672	4,561
Non-current liabilities	114	114	4,450	5,139	−	−	1,370	1,297	11,098
Shareholders' equity	2,167	2,012	1,078	798	65,985	25,644	572	515	9,686
	2,444	2,226	5,560	6,229	66,009	25,658	2,364	2,484	25,345
Sales revenues	538	418	−	−	−	−	1,680	1,553	97,770
Net income	350	271	162	(520)	3,592	1,787	709	586	3,193
Cash and cash equivalentes generated (used) in the year	28	(25)	63	469	3,102	(660)	11	27	2,573

Gaspetro is a company with a stake in several gas distributors in Brazil, controlled by Petrobras (51%), which perform, through concession, piped natural gas distribution services.

Structured entities include Charter Development LLC - CDC, with the objective of building, acquiring and chartering FPSOs, and the Company for the Development and Modernization of Industrial Plants - CDMPI, with delayed coking and hydrotreating of coke naphtha at the Henrique Lage Refinery - REVAP.

The Non-Standardized Credit Rights Investment Fund (“FIDC-NP”) of the Petrobras System, is an investment fund mainly intended for the acquisition of “performed” and / or “non-performed” credit rights for operations carried out by companies in the System Petrobras, and aims to optimize the financial management of cash.

TBG is a company that operates in the transportation of natural gas, through the Bolivia-Brazil gas pipeline and a subsidiary of Petrobras, which has a 51% stake in this company.

On May 22, 2019, Petrobras' Board of Directors approved the additional sale of its stake in BR through a secondary public offering of shares; with the full placement of shares in the supplementary lot, which took place on July 23 and July 25, 2019, Petrobras' stake was reduced to 37.50% of BR's capital. Accordingly, Petrobras is no longer the parent company of BR, as detailed in note 30.

29.6.	Summarized information on joint ventures and associates

The company invests in jointly controlled and affiliated projects in the country and abroad, whose activities are related to petrochemical companies, distribution, transportation, trade, processing and the industrialization of oil products and other fuels, gas distributors, biofuels, thermoelectric, refineries and others. The summary accounting information is as follows:

				2019				2018
	Joint operations			Associates	Joint operations			Associates
	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil	Brazil	MP Gulf of Mexico, LLC	Other companies abroad	Brazil
Current assets	4,623	1,501	666	37,186	4,501	587	613	23,269
Long-term receivables	1,958	−	21	19,668	2,014	−	38	5,337
Property, plant and equipment	2,582	12,622	194	81,461	3,356	14,114	175	41,500
Other non-current assets	2,559	1	−	6,365	2,458	−	−	3,343
	11,722	14,124	881	144,680	12,329	14,701	826	73,449
Current liabilities	3,184	956	300	27,211	4,506	333	278	23,451
Non-current liabilities	3,255	1,502	75	116,397	2,609	2,322	89	61,842
Shareholders' equity	5,120	9,339	320	1,027	5,247	9,637	305	(11,289)
Non-controlling interests	163	2,327	186	45	(33)	2,409	154	(555)
	11,722	14,124	881	144,680	12,329	14,701	826	73,449
Sales revenues	16,070	5,127	530	158,666	14,527	337	496	64,353
Net income	972	1,670	68	9,533	335	177	62	4,966
Participation - %	20 to 51.5%	20%	34 to 45%	4.59 to 40%	20 to 83%	20%	34 to 50%	5 tp 49%

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Accounting policy

Consolidation basis

The consolidated financial statements cover information from Petrobras and its subsidiaries, jointly controlled operations and consolidated structured entities.

Control is obtained when Petrobras has: i) power over the investee; ii) exposure to, or rights to, variable returns arising from its involvement with the investee; and iii) the ability to use its power over the investee to affect the value of its returns.

The subsidiary and controlled companies are consolidated from the date on which control is obtained until the date on which this control ceases to exist, using accounting practices consistent with those adopted by the company.

Structured entities are those designed so that voting rights, or the like, are not the dominant factor in determining who controls the entity. As of December 31, 2019, Petrobras controls and consolidates 3 structured entities: CDC (EUA, E&P); CDMPI (Brazil, Refining, Transport and Marketing (RTC)) and, Petrobras Group's Non-standard Credit Rights Investment Fund (Brazil, Corporate).

Transactions and balances between group entities, including unrealized profits arising from these transactions, are eliminated in the consolidation process.

Investments in other companies

Affiliate is the entity over which the company has significant influence, defined as the power to participate in the preparation of decisions on the financial and operating policies of an investee, but without individual or joint control over those policies.

A joint business is one in which two or more parties have joint control established by contract, which can be classified as a joint operation or a jointly controlled venture, depending on the rights and obligations of the parties.

While in a joint operation, the integrating parties have rights over the assets and obligations over the liabilities related to the business, in a jointly controlled venture, the parties have rights over the net assets of the business. In the exploration and production segment, some activities are conducted by joint operations.

In the individual financial statements, investments in associates, subsidiaries and jointly controlled entities are valued using the equity method (MEP) from the date they become their associate, jointly controlled and controlled enterprise. Only joint operations constituted through a vehicle entity with its own legal personality are evaluated by MEP. For other joint operations, the company recognizes its assets, liabilities and the respective income and expenses in these operations.

In the consolidated financial statements, investments in associates and joint ventures are recognized by the MEP considering the accounting practices of Petrobras. The distributions received from these investees reduce the carrying amount of the investment.

Business combination and Goodwill

Business combination is an operation or other event through which an acquirer obtains control of one or more businesses, regardless of the legal form of the transaction. The acquisition method is applied to transactions in which control is obtained. Business combinations of entities under common control are accounted for at cost. Under the acquisition method, identifiable assets acquired and liabilities assumed are measured at fair value, with limited exceptions.

Goodwill for expected future profitability (goodwill) is measured at the amount whose sum: (i) of the consideration transferred in exchange for the acquired company's control; (ii) the amount of any non-controlling interests in the acquiree; (iii) and in the case of a business combination carried out in stages, the fair value of the acquirer's interest in the acquiree immediately before the combination; exceeds the net value of identifiable assets acquired and liabilities assumed. When this sum is less than the net value of the identifiable assets acquired and the liabilities assumed, a gain from a favorable purchase is recognized in the result.

Changes in interests in subsidiaries that do not result in a change of control are not considered a business combination and, therefore, are recognized directly in equity, as capital transactions, by the difference between the price paid / received, including transaction costs directly and the book value of the interest acquired / sold.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

30.	Disposal of assets and other changes in organizational structure

The company has a portfolio of partnerships and divestments in place and evaluates opportunities for the sale of non-strategic assets in its various areas of operation. Partnerships, in turn, provide for the sharing and development of new technologies, the strengthening of corporate governance and the sharing of risks and future investments. The portfolio of partnerships and divestments is dynamic, as the development of transactions also depends on conditions that are beyond the company's control. Divestment and strategic partnership projects follow the procedures in line with the guidelines of the Tribunal de Contas da União (TCU) and the current legislation.

In 2019, partnerships and divestments resulted in an amount of R$ 41,049 of cash inflows, allowing, together with the other initiatives listed in the Strategic Plan, to reach a financial indicator (Net Debt/Adjusted EBITDA) of 2.46 in December 2019 considering the effects related to IFRS 16 (target of 1.5 for December 2020).

The main classes of assets and liabilities classified as held for sale are shown below:

	Consolidated
					12.31.2019	12.31.2018
	E&P	RT&M	Gas and Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	3	15	−	−	18	154
Trade receivables	5	272	−	−	277	150
Inventories	−	52	−	−	52	184
Investments	1,414	15	−	−	1,429	3,769
Property, plant and equipment	7,148	1,100	−	−	8,248	2,887
Others	1	308	−	−	309	396
Total	8,571	1,762	−	−	10,333	7,540
Liabilities on assets classified as held for sale
Trade Payables	−	108	−	−	108	3
Finance debt	−	−	−	572	572	−
Provision for decommissioning costs	11,934	−	−	−	11,934	3,610
Others	−	470	−	−	470	195
Total	11,934	578	−	572	13,084	3,808
30.1.	Transactions pending closing at December 31, 2019

The assets and liabilities corresponding to the operations described below, operations not completed, are classified as held for sale on December 31, 2019.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

a) Sale of Petrobras Oil & Gas B.V.

On October 31, 2018, Petrobras International Braspetro BV (“PIBBV”) signed a contract for the full sale of its 50% equity interest in Petrobras Oil & Gas BV (“PO & GBV”), with the company Petrovida Holding BV (PETROVIDA ). PO & GBV is a joint venture in the Netherlands, with assets located in Nigeria.

On December 31, 2019, the company recognized impairment of R$ 366 (in 2018, reversal of R$ 181 recognized as a result of investment interests).

As of December 31, 2019, the transaction was subject to the fulfillment of precedent conditions.

On January 14, 2020, the transaction was completed and involved a total amount of US$ 1.530 billion, adjusted to US$ 1.454 billion, reflecting the interest on the acquisition price and the deduction of the portion belonged to Petrobras from the payment fees for approval of the transaction by the Nigerian Government. Of the total of US$ 1.454 billion, Petrobras received US$ 1.030 billion in the form of dividends paid by PO & GBV since the base date of the transaction (January 1, 2018). As of the closing date, it received US$ 276 million, with US$ 25 million remaining to be received until June 30, 2020 and US$ 123 million (face value) that will be received as soon as the Abgami field redetermination process is implemented.

b)Strategic alliance with Total

Petrobras and Total have a Strategic Alliance based on a master agreement signed on December 21, 2018 - assignment of 10% rights from Petrobras to Total in the Lapa field, in Block BM-S-9. Petrobras exercised the option to sell the remaining 10% of its stake, as provided for in the contract signed in January 2018, when Total acquired 35% of Petrobras' stake, taking over the field operation. The sale value is US$ 50 million, subject to price adjustment. The transaction is subject to the fulfillment of precedent conditions.

Regarding the General Collaboration Agreement regarding the sale of a 50% stake held by Petrobras in Termobahia to Total, including the thermal plants Termocamaçari (formerly Rômulo Almeida) and Termobahia (formerly Celso Furtado), there is no expectation that the negotiation will be concluded in the next 12 months, and therefore assets are no longer classified as held for sale.

c) Sale of Baúna field

On July 24, 2019, Petrobras signed a contract to sell 100% of its stake in the Baúna field (concession area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda, subsidiary of Karoon Energy Ltd. The transaction value is US$ 665 million, to be paid in two installments: (i) US$ 49.9 million on signing the contract; and (ii) US$ 615.1 million at the closing date of the transaction, without considering the adjustments due.

The conclusion of the transaction is subject to compliance with the precedent conditions, such as approval by the ANP.

d) Sale of Pampo and Enchova groups of fields

On July 24, 2019, Petrobras signed a contract for the total sale of its stake (100%) in shallow water exploration and production assets in the Campos Basin, on the coast of Rio de Janeiro, referring to the Pampo and Enchova Poles, which encompass the fields of Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo, for Trident Energy do Brasil LTDA, a subsidiary of Trident Energy LP

The value of the transaction is US$ 851 million, in two installments: (i) US$ 53.2 million paid on the date the contract was signed; and (ii) US$ 797.8 million to be paid on the closing date of the transaction, without considering the adjustments due.

The closing of these operations is subject to the fulfillment of precedent conditions, among them the approval by the ANP and that the buyer has obtained the Operation License from IBAMA.

e) Sale of producing fields in Macau group of fields in the Potiguar Basin

On August 9, 2019, Petrobras signed a contract for the sale of its entire stake in a set of production fields, onshore and offshore, called Polo Macau, in the Potiguar Basin, located in the State of Rio Grande do Norte, with SPE 3R Petroleum SA, wholly owned subsidiary of 3R Petroleum e Participações S.A.

Polo Macau includes the fields of Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu. Petrobras holds a 100% interest in all concessions, with the exception of the Sanhaçu concession, in which it is the operator with a 50% interest, while the remaining 50% is held by Petrogal.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The sale value is US$ 191.1 million, paid in two installments: (i) US$ 48 million with the signing of the contract; and (ii) US$ 143.1 million at the closing of the transaction, without considering the adjustments due.

The closing of the transaction is subject to the fulfillment of precedent conditions, such as approval by the ANP.

f)Disposal of Liquigás Distribuidora S.A.

On November 19, 2019, Petrobras signed a contract with Copagaz and Nacional Gás Butano for the sale of its entire stake in Liquigás. The sale value is R$ 3.7 billion, to be adjusted according to contractual rules and paid at the closing of the transaction. As part of the structuring of the operation, a minority and relevant equity investment will be made by Itaúsa in Copagaz.

The closing of the transaction is subject to the fulfillment of precedent conditions, among them the approval by the Brazilian Antitrust Regulator (CADE).

g) Sale of Frade producing field

On November 28, 2019, Petrobras signed a contract to sell 30% of the Frade concession (located in the Campos Basin, north coast of the state of Rio de Janeiro). Currently, PetroRio, through its subsidiaries, holds the remaining 70% of Frade's concession.

The transaction also included the sale of the entire stake held by Petrobras Frade Inversiones S.A. (PFISA), a Petrobras subsidiary, in the company Frade BV, which owns the offshore assets used in the production development of the Frade field.

The sale value totals US$ 100 million, of which: (i) US$ 7.5 million paid upon signing the contract; and (ii) US$ 92.5 million to be paid at the closing of the transaction, subject to adjustments due. In addition, there is an amount of US$ 20 million contingent on a potential new discovery in the field.

The conclusion of the transaction is subject to compliance with the precedent conditions, such as approval by the Brazilian Antitrust Regulator (CADE) and by the ANP.

h) Contingent installment of the exploratory block BM-S-8 sale

On July 28, 2016, Petrobras sold its total stake (equivalent to 66%) in block BM-S-8 where the Bacalhau field (former Carcará area) is located, in the pre-salt basin Santos, for Equinor, for US$ 2.5 billion.

The first installment, of US$ 1.25 billion, corresponding to 50% of the transaction value, was received on November 22, 2016. The second installment, in the amount of US$ 300 million, was received on March 21, 2018 .

The third installment, in the amount of US$ 950 million, remains contingent, depending on the approval of the Production Individualization Agreement (AIP) by the ANP or 12 (twelve) months after the submission of the AIP to ANP, whichever comes first

30.2.	Closed transactions at of December 31, 2019

a)Sale of distributors in Paraguay

On June 26, 2018, Petrobras signed the Sale and Purchase Agreement (SPA) for the full sale of Petrobras' equity interest, through its wholly owned subsidiary Petrobras International Braspetro BV (PIB BV), in the companies Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logística SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG) for the Copetrol Group.

On March 8, 2019, the sale transaction was completed, after all the conditions precedent had been met, and with the payment of US$ 331.8 million, including US$ 45.2 million of cash from the companies and US$ 7,1 million related to working capital adjustment. This amount is in addition to the US$ 49.3 million deposited on the date of signature (June 27, 2018) in a escrow account. The gain from the operation was R$ 531, recognized in other operating income. Additionally, as a result of this operation, the loss of R$ 127, arising from the Guarani's exchange rate depreciation against the dollar, accumulated since the investment acquisition and previously recognized in shareholders' equity as accumulated conversion adjustment was reclassified to income, as other operating expenses .

b)Sale of interest in three offshore producing fields in Campos basin

On November 28, 2018, Petrobras' Board of Directors approved the total assignment of its 100% stake in the Pargo, Carapeba and Vermelho fields, the so-called Northeast Pole, located in shallow waters off the coast of the state of Rio de Janeiro to the company Perenco. The value of the transaction is US$ 370 million, of which 20% (US$ 74 million) is paid upon signing the purchase and sale agreement and the remainder at the closing of the transaction, considering the adjustments due.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

On October 8, 2019, after all the precedent conditions had been met, the sale transaction was concluded with the payment of US$ 324 million, considering the adjustments provided for in the contract. The gain from the operation was R$ 3,241, mainly due to the reversal of the provision for dismantling the area, recognized in other operating income.

c)Sale of onshore producing fields in Potiguar basin

On November 27, 2018, Petrobras' Board of Directors approved the transfer of its total participation in 34 onshore production fields, located in the Potiguar Basin, in the state of Rio Grande do Norte to the company 3R Petroleum. The amount of the transaction involved was US$ 453.1 million, but the transaction was not completed by the parties.

Thus, the company requested the revalidation of the other bidders and PetroReconcavo, a company ranked second in the sale process, announced that its proposal remained valid. The total value of the offer transaction was US$ 384.20 million. Of this amount, US$ 61.47 million is subject to the approval of the extension of the concessions by the National ANP and its present value is US$ 46.60 million. The contracts were signed on April 25, 2019 and PetroReconcavo made an advance of US$ 28.82 million on this date.

On December 9, 2019, the transaction was concluded with the payment of US$ 266 million to Petrobras, after the fulfillment of all the precedent conditions and adjustments foreseen in the Contract, in addition to the amount of US$ 28.8 million received as title deposit (advance of the transaction) on the date of signature, on April 25, 2019.

Additionally, Petrobras assumed the obligation to refund the abandonment amount to PetroReconcavo, in the amount of US$ 5.28 million (present value).

The gain from the operation was R$ 909, recognized in other operating income.

d) Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

On April 25, 2019, Petrobras signed a purchase and sale agreement for the assignment of 50% of the exploration and production rights for the Tartaruga Verde field (BM-C-36 concession) and Module III of the Espadarte field for the PETRONAS Petroleo Brasil Ltda, a subsidiary of Petroliam Nasional Berhad. The value of the transaction is US$ 1,293.5 million, with payment on the contract signature date of US$ 258.7 million.

On December 27, 2019, the transaction was concluded with the payment of US$ 691.9 million to Petrobras, after the fulfillment of all conditions precedent and adjustments provided for in the contract. The portion of US$ 342.9 million was adjusted based on the income earned by Petrobras in the period from January 1° to December 27, 2019, considering Petronas economic law, with 50% participation, according to the base date the transaction is January 1°, 2019.

Petrobras will continue to operate the fields and the loss from the operation was R$ 303, recognized in other operating expenses.

e) Sale of Pasadena Refinery

On January 30, 2019, Petrobras America Inc. (PAI) signed with the company Chevron USA Inc., a purchase and sale agreement (Share Purchase Agreement - SPA) regarding the full sale of the shares held by PAI in the Pasadena Refining System Inc. (PRSI) and PRSI Trading LLC (PRST), companies that make up the Pasadena refining system, in the United States.

On May 1, 2019, the sale was concluded, after all the conditions precedent had been met and with the payment of US$ 467 million, of which US$ 350 million for the value of the shares and US$ 117 million of capital turnover, subject to price adjustment.

Upon completion of the transaction, a loss of R$ 184 (US$ 48.5 million) was recorded, recognized in other operating expenses.

f) Sale of interest in Transportadora Associada de Gás - TAG

On April 25, 2019, the company signed a purchase and sale agreement for the sale of 90% of the stake in Transportadora Associada de Gás (TAG) to the group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec, which used a privately held Brazilian company, called Aliança Transportadora de Gás Participações S.A. (Aliança) to acquire control of TAG.

On June 13, 2019, after the fulfillment of the precedent conditions provided for in the purchase and sale agreement, the transaction was concluded for the amount of R$ 33,499, as detailed below:

•	R$ 29,412, corresponding to the acquisition of 90% of TAG's shares;

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

•	R$ 2,094 for the sale of additional shares, so that Petrobras would continue with a 10% interest after the corporate restructuring promoted by the new controllers at TAG; and
•	R$ 1,993 paid by Aliança to TAG through a loan agreement for the settlement of the debt balance with BNDES.

On September 2, 2019, TAG merged Aliança and Petrobras transferred 64,016 common shares issued by TAG to the new controllers in exchange for the R$ 2,094 received in June 2019.

The gain from the transaction was R$ 21,405, including the remeasurement gain of the remaining portion of R$ 2,143, recognized in other operating income.

Within the scope of the operation, Petrobras was responsible for certain contingencies of TAG, classified as possible loss, in the amount of R$ 2,470 on December 31, 2019.

Petrobras will continue to use the natural gas transportation services provided by TAG, through the contracts already in force between the two companies, without any impact on its operations.

g)Public offer of shares of Petrobras Distribuidora (BR)

On May 22, 2019, Petrobras' Board of Directors approved the additional sale of its stake in BR through a secondary public offering (follow-on).

On July 23, 2019, Petrobras priced the secondary public offering of shares. On this date, the Board of Directors approved the sale of 349,500,000 shares, referring to the base and additional lots, at the price per share of R$ 24.50, totaling R$ 8.6 billion.

On July 25, 2019, the supplementary lot was fully exercised and the number of shares offered was increased by 43,687,500 shares, under the same conditions and at the same price per share of the shares initially offered. With the full placement of shares in the supplementary lot, the offer amounted to R$ 9.6 billion and Petrobras' stake was reduced to 37.50% of BR's share capital. With the conclusion of the operation, Petrobras is no longer the parent company of BR.

The company determined a net tax gain of R$ 9,251 (R$ 13,948 before tax) as a result of this operation, including the gain in remeasurement of the remaining portion of R$ 7,414, recognized in net income from Discontinued Operations.

In addition to being classified as held for sale in June 2019, the investment was considered a “discontinued operation”, as it is a component of the company that represents an important separate line of business.

The effects on the results of the periods and cash flows related to the discontinued operation are shown below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

INCOME STATEMENT

	Consolidated

	Jan-Jul/2019	Jan-Dec/2018
Sales revenues	22,165	39,581
Cost of sales	(18,895)	(33,725)
Gross profit	3,270	5,856
Income (expenses)	(2,254)	(3,444)
Selling expenses	(1,694)	(2,923)
General and administrative expenses	(448)	(786)
Other taxes	(55)	(315)
Impairment	−	−
Other income and expenses	(57)	580
Income before finance income (expense) and income taxes	1,016	2,412
Net finance income (expense)	536	2,398
Results of equity-accounted investments	1	(1)
Net income before income taxes	1,553	4,809
Income taxes	(582)	(1,616)
Net income for the year from discontinued operation - BR	971	3,193
Gain on sale of interest	13,948	−
Income taxes on the gain on sale of interest	(4,791)	−
Net income for the period from discontinued operation	10,128	3,193
Attributable to:		−
Shareholders of Petrobras	10,128	3,193
Net income for the period from discontinued operation	10,128	3,193

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

CASH FLOW STATEMENT

	Consolidated
	2019 Jan-Jul	2018 Jan-Dec
Cash flows from Operating activities
Net income for the year	10,128	3,193
Adjustments for:
Pension and medical benefits (actuarial expense)	279	438
Depreciation, depletion and amortization	296	417
Foreign exchange, indexation and finance charges	(508)	(2,459)
Deferred income taxes, net	532	1,616
Others	415	(343)
Decrease (Increase) in assets
Trade and other receivables, net	1,745	1,728
Other assets	(622)	(257)
Increase (Decrease) in liabilities
Trade payables	(670)	(560)
Income taxes paid	(394)	(26)
Pension and medical benefits	(539)	(198)
Net income from discontinued operations	(9,251)	−
Others	(187)	(221)
Net cash provided by operating activities	1,224	3,328

Cash flows from Investing activities
Proceeds from disposal of assets - Divestment	7,257	(1)
Acquisition of PP&E and intangibles assets	(312)	(430)
Divestment (Investment) in marketable securities	242	233
Others	9	2
Net cash (used in) provided by investing activities	7,196	(196)

Cash flows from Financing activities
Proceeds from financing	−	964
Repayment of principal	(116)	(137)
Repayment of interest	(235)	(320)
Dividends paid to Shareholders of Petrobras	(1,518)	(1,034)
Others	(113)	(31)
Net cash used in financing activities	(1,982)	(558)
Net increase (decrease) in cash and cash equivalents	6,438	2,574
Cash and cash equivalents at the beginning of the year	3,057	483
Cash and cash equivalents at the end of the year	9,495	3,057

h) Restructuring abroad

On July 9, 2019, as a result of the corporate restructuring process of companies abroad, Petrobras contributed the shares of Petrobras Netherlands BV - PNBV to Petrobras International Braspetro BV- PIB BV for the amount of US$ 31,634 million (R$ 121,228) corresponding to PNBV's shareholders’ equity on June 30, 2019, PNBV becoming a subsidiary of PIB BV.

i) Incorporation of Petrobras Logística de Gás (Logigás)

On August 28, 2019, Petrobras 'Board of Directors approved the merger of Logigás, with its consequent extinction, without increasing Petrobras' share capital.

30.3.	Cash flows from sales of interest with loss of control

Sales of interest in TAG, BR and PPDL UK (a subsidiary of PIB BV) resulted in a loss of control. The following table shows the cash flows from these transactions:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

	Cash received	Cash in subsidiary with loss of control	Net Proceeds
2019
Petrobras Paraguay	1,474	303	1,171
TAG	31,536	667	30,869
BR (*)	9,495	2,238	7,257
Total	42,505	3,208	39,297
2018
PetroquímicaSuape e Citepe	1,523	50	1,473
Total	1,523	50	1,473
(*) Cash flow from descontinued operations.

Accounting Policy

They are classified as held for sale when their book value is recoverable, mainly through the sale.

For the company, the condition for classification as held for sale is only achieved when the sale is approved by Management, the asset is available for immediate sale in its current conditions and there is an expectation that the sale will occur within 12 months after the classification as available for sale. However, in cases where the non-compliance with the term of up to 12 months is proven to be caused by events or circumstances beyond the company's control and if there is still sufficient evidence of the disposal, the classification may be maintained.

Assets held for sale and associated liabilities are measured at the lower of the carrying amount and the net fair value of selling expenses and are presented separately in the balance sheet.

When a transaction reflects the sale of a component of the company that represents an important separate line of business, it is considered a discontinued operation, with its results and cash flows presented in a segregated manner based on the classification of the respective assets and liabilities as held for sale.

31.	Assets by operating segment
Consolidated assets by operating segment - 12.31.2019
	E&P	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489
Asset	621,860	175,418	51,240	97,097	(19,604)	926,011

Consolidated assets by operating segment - 12.31.2018
	E&P	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Current assets	20,630	46,360	7,853	82,939	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	46,975	757	716,867
Long-term receivables	31,443	12,731	5,908	34,486	910	85,478
Investments	2,520	5,046	2,932	192	−	10,690
Property, plant and equipment	450,073	105,998	42,845	11,066	(153)	609,829
Operating assets	361,027	94,337	33,003	9,530	(153)	497,744
Under construction	89,046	11,661	9,842	1,536	−	112,085
Intangible assets	8,023	675	941	1,231	−	10,870
Asset	512,689	170,810	60,479	129,914	(13,419)	860,473

Accounting practices for segment information are described in note 12 - Segment information - Results.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

32.	Finance debt
32.1.	Balance by type of finance debt
	Consolidated		Parent Company
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Banking Market	21,452	37,107	20,428	36,091
Capital Market	13,980	12,863	12,694	5,945
Development banks	7,766	12,967	1,940	4,796
Related parties	−	−	61,142	23,920
Others	53	34	−	−
In Brazil	43,251	62,971	96,204	70,752
Banking Market	66,727	93,474	22,080	38,541
Capital Market	130,899	153,548	−	−
Development banks	163	157	163	157
Export Credit Agency	13,033	15,038	−	1,744
Related parties	−	−	244,391	214,685
Others	909	973	−	−
Abroad	211,731	263,190	266,634	255,127
Total	254,982	326,161	362,838	325,879
Current	18,013	14,207	150,931	105,527
Non-current	236,969	311,954	211,907	220,352

32.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2017	Adoption of IFRS 9	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modifica tion of contractual cash flows	Balance at 12.31.2018
Brazil	72,546	215	8,196	(18,917)	(4,465)	4,846	93	457	−	62,971
Abroad	288,178	585	30,337	(99,436)	(16,216)	16,021	5,018	38,749	(46)	263,190
Total	360,724	800	38,533	(118,353)	(20,681)	20,867	5,111	39,206	(46)	326,161

	Balance at 12.31.2018	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modifica tion of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
Brazil	62,971	8,565	(21,665)	(2,925)	3,246	439	−	−	(7,380)	43,251
Abroad	263,190	20,894	(82,197)	(15,138)	15,261	2,129	7,474	118	−	211,731
Total	326,161	29,459	(103,862)	(18,063)	18,507	2,568	7,474	118	(7,380)	254,982
PP&E on credit		(290)	−	−
Debt restructuring		−	(3,380)	−
Deposits linked to financing		−	−	242
Discontinued operations		(13)	152	198
Net cash used in financing activities		29,156	(107,090)	(17,623)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In line with the company's Strategic Plan, loans and financing have been used mainly to settle old debts and manage liabilities, with a view to improving the debt profile and better adapting to the maturity terms of long-term investments.

In the year ended December 31, 2019, the company raised R$ 29,156, notably: (i) offering of securities in the international capital market (Global Notes) in the amount of R$ 11,462 (US$ 2,980 million), of which R$ 2,833 (US$ 737 million) with the reopening of the security maturing in 2029 and R$ 8,629 (US$ 2,243 million) with the issuance of a new security maturing in 2049; (ii) public offering of debentures in the amount of R$ 6,608 and (iii) funding in the international banking market, in the amount of R$ 7,365.

The company settled several loans and financing, in the amount of R$ 124,713, including: (i) the repurchase and/or redemption of R$ 39,075 (US$ 9,994 million) of securities in the international capital market, with the payment of net premium to the bondholders who delivered their papers in the transaction in the amount of R$ 3,361; (ii) the prepayment of R$ 53,309 of loans in the national and international banking market; and (iii) prepayment of R$ 2,218 in financing from the National Bank for Economic and Social Development -BNDES.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Additionally, the company made an offer to exchange securities with maturities between 2023 and 2029 in the international capital market (Global Notes), in amounts equivalent to R$ 15,043 (US$ 3,650 million), for a new security maturing in 2030 in values equivalent to R$ 16,961 (US$ 4,115 million), generating a premium of R$ 1,918 (US$ 465 million) to be paid to the holders of the papers at maturity.

Issuance of debentures

In 2019, the company settled the public offers of unsecured simple debentures, unsecured, of unsecured type, of the 6th and 7th issues, respectively, totaling R$ 6,608. The following tables present a summary containing the final conditions obtained and the allocation of the Debentures between the series:

6th issuance

Serie	Type	Maturity	Rate on Bookbuilding	Volume
1st Serie	Incentived Debenture	01/15/2026	IPCA+ 4.0460% p.a.	898
2nd Serie	Incentived Debenture	01/15/2029	IPCA+ 4,2186% p.a.	1,694
3rd Serie	Non-Incentived Debenture	01/15/2026	106.25% of CDI	1,008

7th issuance

Serie	Type	Maturity	Rate on Bookbuilding	Volume
1st Serie	Incentived Debenture	09/15/2029	IPCA + 3,6% a.a.	1,529
2nd Serie	Incentived Debenture	09/15/2034	IPCA + 3,9% a.a.	1,479

32.3.	Summarized information sobre on current and non-current finance debt
	Consolidated
Maturity in	Until 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	From 5 years on	Total (**)	Fair value

Financing in U.S. Dollars (US$) (*):	14,155	12,721	11,195	23,549	26,234	106,710	194,564	230,114
Floating rate debt	11,065	6,975	8,684	17,953	20,060	15,508	80,245
Fixed rate debt	3,090	5,746	2,511	5,596	6,174	91,202	114,319
Average interest rate	5.3%	5.4%	5.5%	5.5%	5.6%	6.6%	6.2%
Financing in Reais (R$):	3,109	2,463	6,144	7,188	8,122	15,317	42,343	51,522
Floating rate debt	1,364	1,510	4,882	6,333	6,280	6,751	27,120
Fixed rate debt	1,745	953	1,262	855	1,842	8,566	15,223
Average interest rate	3.8%	4.2%	4.5%	4.3%	3.8%	2.8%	3.7%
Financing in Euro (€):	553	818	1,565	1,655	54	5,682	10,327	13,777
Fixed rate debt	553	818	1,565	1,655	54	5,682	10,327
Average interest rate	4.7%	4.7%	4.8%	4.6%	4.6%	4.6%	4.7%
Financing in Pound Sterling (£):	192	−	−	−	−	7,552	7,744	9,627
Fixed rate debt	192	−	−	−	−	7,552	7,744
Average interest rate	6.2%	−	−	−	−	6.3%	6.3%
Financing in Other Currencies:	4	−	−	−	−	−	4	4
Fixed rate debt	4	−	−	−	−	−	4
Average interest rate	10.1%	−	−	−	−	−	10.1%
Total at December 31, 2019	18,013	16,002	18,904	32,392	34,410	135,261	254,982	305,044
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%
Total at December 31, 2018	14,207	15,193	27,170	39,978	46,305	183,308	326,161	332,956
Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%

(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) The average maturity of outstanding debt at December 31, 2019 is 10.80 years (9.14 years on December 31, 2018).

As of December 31, 2019, the fair values of financing are mainly determined by using:

•	Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 152,397 (R$ 151,339, on December 31, 2018); and
•

Level 2 - cash flow method discounted by the interpolated spot rates of the indexes (or proxies) of the respective financing, observed in the currencies pegged, and by the credit risk of Petrobras, in the amount of R$ 152,647 (R$ 181,617, in 31 December 2018).

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 36.2.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

32.4.	Lines of credit
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
PGT BV	Syndicate of banks	03/07/2018	02/07/2023	4,350	−	4,350
PGT BV	Syndicate of banks	03/27/2019	02/27/2024	3,250	−	3,250
PGT BV	BNP Paribas	12/22/2016	01/09/2021	350	310	40
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	−	750
Petrobras	New Development Bank	08/27/2018	08/27/2022	200	40	160
Total				8,900	350	8,550
Petrobras	Banco do Brasil	03/23/2018	01/26/2023	2,000	−	2,000
Petrobras	Bradesco	06/01/2018	05/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329

In line with the company's liabilities management strategy, committed credit lines were contracted, which are additional sources of liquidity that will allow greater efficiency in the company's cash management.

32.5.	Covenants and Collateral

32.5.1 Covenants

As of December 31, 2019, the company has fulfilled obligations related to debt contracts (covenants), with emphasis on: (i) presentation of the financial statements within 90 days for the interim periods, without review by the independent auditors, and 120 days for the end of the year, with cure periods that extend these periods by 30 and 60 days, depending on the contract; (ii) Negative Pledge / Permitted Liens clause, in which Petrobras and its material subsidiaries undertake not to create encumbrances on their assets to guarantee debt beyond those allowed; (iii) clauses on compliance with laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and that establish and maintain policies necessary for such compliance; (v) clauses in financing contracts that restrict relations with entities or even countries sanctioned mainly by the United States (including, but not limited to the Office of Foreign Assets Control -OFAC) Department of State and Department of Commerce, the European Union and the Nations United; and (vi) clauses related to the level of indebtedness in certain debt contracts with BNDES.

32.5.2Collateral

Financial institutions do not normally require guarantees for loans and financing granted to the Parent Company. However, there are financing granted by specific instruments, which have real guarantees. Additionally, there is a financing contract obtained from the China Development Bank (CDB), which also has a collateral, according to note 37.6.

Loans obtained by structured entities are guaranteed by the projects themselves, as well as by pledge of credit rights.

Financing with the capital market, which corresponds to securities issued by the company, does not have collateral

Accounting Policy

They are initially recognized at fair value less transaction costs directly attributable, and subsequently measured at amortized cost using the effective interest method. When your contractual terms are modified and such modification is not substantial, your accounting balances will reflect the present value of your cash flows under the new terms, using the original effective interest rate. The difference between the book balance of the remeasured instrument at the time of the non-substantial change in its terms and its book balance immediately prior to such change is recognized as a gain or loss in the income statement for the period. When such a change is substantial, the original financing is extinguished and a new financial liability is recognized, with an impact on the income for the period.

33.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Changes in the balance of lease liabilities are presented below:

	Consolidated
	Balance at 12.31.2018	Adoption of IFRS 16	Remeasurement / new contracts	Payment of principal and interest	Unwinding of discount	Foreign exchange gains and losses	Cumulative translation adjustment (CTA)	Transfer to assets and liabilities held for sale	Balance at 12.31.2019
Brazil	715	21,809	4,873	(6,358)	1,487	615	−	(958)	22,183
Abroad	−	81,161	4,227	(14,469)	4,488	1,843	1,341	(4,595)	73,996
Total	715	102,970	9,100	(20,827)	5,975	2,458	1,341	(5,553)	96,179
Payments relating to liabilities held for sale				(347)
Amounts received				438
Payments relating to discontinued operations				76
Net cash used in financing activities				(20,660)

As of December 31, 2019, the value of the leasing liabilities of Petrobras Parent Company is R$ 188,204, including leases and sub-leases with companies in the Petrobras System, mainly platforms with PNBV and vessels with Transpetro.

The following is the main information per family of lease agreements, where platforms and vessels represent approximately 94% of the lease liability.

		12/31/2019
Present Value of Future Payments	Initial Application	Closing Balance	Recoverable taxes	Discount rate	Average Period
Without readjustment
Vessels	27,752	29,019	1,093	4.4173% p.a.	5.1 years
Platforms	16,323	13,233	−	6.1264% p.a.	15.5 years
Others	1,828	1,289	29	2.8723% p.a.	2.3 years
With readjusment - abroad (*)
Vessels	4,352	4,233	−	5.4336% p.a.	8.7 years
Platforms	42,226	38,928	−	5.8219% p.a.	11.7 years
Others	333	180	−	2.3401% p.a.	0.9 years
With readjusment – Brazil
Vessels	5,771	4,622	407	6.8919% p.a.	4.5 years
Properties	3,092	3,462	63	8.4804% p.a.	20.7 years
Others	1,293	1,213	80	6.9033% p.a.	3.2 years
TOTAL	102,970	96,179	1,672	6.0033% p.a.	9.8 years
(*) Incremental nominal rate on company loans, calculated based on the yield curve of bonds and credit risk of the company, as well as terms and guarantees of lease agreements..

As of December 31, 2019, the nominal flow (not discounted) without considering the future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Nominal Future Payments	2020	2021	2022	2023	2024	2025 onwards	Total	Recoverable Taxes
Without readjustment
Vessels	9,635	7,830	5,428	3,847	2,496	3,808	33,044	1,210
Platforms	2,269	1,599	1,292	1,233	1,234	13,242	20,869	−
Others	609	495	41	73	4	119	1,341	31
With readjusment - abroad (*)
Vessels	680	625	625	625	627	2,242	5,424	−
Platforms	7,703	7,288	5,165	3,596	3,416	27,593	54,761	−
Others	166	12	6	−	−	−	184	−
With readjusment – Brazil
Vessels	1,638	1,320	867	662	507	538	5,532	488
Properties	467	555	542	448	418	5,031	7,461	82
Others	618	362	189	144	21	58	1,392	62
TOTAL	23,785	20,086	14,155	10,628	8,723	52,631	130,008	1,873
(*) Agreements in U.S. dollars.

In certain lease agreements, payments are made during the lease term that vary due to changes in facts or circumstances that occur after the start date, in addition to the passage of time. Such payments are not included in the measurement of lease obligations and, in the year ended December 31, 2019, were R$ 2,611 and represent 13% in relation to fixed payments.

Extension options were considered when measuring lease obligations.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 36.2.

In 2019, the company recognized leasing expenses in the amount of R$ 2,929, referring to contracts with a term of less than one year.

As of December 31, 2019, the balances of lease agreements that had not yet been initiated due to the related assets being under construction or not being made available for use, represent the amount of R$ 200,788.

Accounting Policy

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments without considering projected future inflation, which take into account taxes to be recovered, as well as non-cancellable terms and extension options when they are reasonably certain. These payments are discounted at the company's nominal incremental rate on loans, since the interest rates implicit in lease agreements with third parties cannot normally be readily determined.

Lease remeasurements reflect changes arising from contractual rates or rates, as well as lease terms due to new expectations of lease extensions or terminations.

The interest incurred updates the lease liability and is classified as financial expenses, while payments reduce its book value. In accordance with the company's foreign exchange risk management, foreign exchange variations arising from the balance of lease liabilities denominated in US dollars are designated as instruments to protect cash flow hedge relationships involving highly probable future exports (see note explanatory 36.2).

In the E&P segment, some activities are conducted by joint operations where the company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the company recognizes the lease liability in proportion to its share. In addition, underlying assets arising from a specific company lease may be used in a joint operation. In these cases, the lease liabilities remain fully recognized and the collection from partners is made in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the contract.

34.	Equity
34.1.	Share capital (net of share issuance costs)

On December 31, 2019 and 2018, the subscribed and paid-up capital in the amount of R$ 205,432 is represented by 13,044,496,930 shares, of which R$ 117,208 refer to 7,442,454,142 common shares and R$ 88,224 to 5,602,042,788 preferred shares, all nominative, book-entry and without par value. Preferred shares have priority in the case of reimbursement of capital, do not guarantee voting rights and are not convertible into common shares.

Accounting policy

Incremental expenses directly attributable to the issue of shares are presented as a deduction from equity, as capital transactions, net of tax effects.

34.2.	Capital reserve

Created in 2018, with book-entry shares held by Petrobras in the amount of R$ 7, recognized against treasury shares.

34.3.	Capital transactions

34.3.1Incremental costs directly attributable to the issue of shares

Transaction costs incurred in raising funds by issuing shares, net of taxes.

34.3.2Change in interest in subsidiaries

Differences between the amount paid and the book value resulting from changes in interests in subsidiaries that do not result in loss of control, considering that they refer to capital transactions, that is, transactions with shareholders, as owners.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

34.3.3Treasury shares

Petrobras shares held in treasury in the amount of R$ 7, constituted in 2018, represented by 222,760 common shares and 72,909 preferred shares.

34.4.	Profit reserves

34.4.1Legal reserve

Recognized through the appropriation of 5% of net income for the year, in accordance with Article 193 of the Brazilian Corporation Law.

34.4.2Statutory reserve

Recognized through the appropriation of the net profit for each year of an amount equivalent to, at least, 0.5% of the paid-in capital at the end of the year and is used to fund research and technological development programs. The balance of this reserve cannot exceed 5% of paid-in capital, in accordance with article 55 of the company's Bylaws.

34.4.3Tax incentives reserve

Recognized by allocating a portion of the income for the year equivalent to tax incentives, resulting from donations or government subsidies, in accordance with Article 195-A of the Brazilian Corporation Law. This reserve can only be used to absorb losses or increase capital.

In the year of 2019, R$ 738 (R$ 772 as of December 31, 2018) was allocated from the result, referring to the incentive for investment subsidies, of which R$ 730 for investment subsidies within the scope of the Northeast Development Superintendency ( SUDENE) and the Amazon (SUDAM).

Accounting policy

Recognized when there is reasonable certainty that the benefit will be received and that all conditions established and related to the grant will be met by the company.

34.4.4Profit retention reserve

It is intended for investment in capital budgeted investments, mainly in exploration and development of oil and gas production, in accordance with Article 196 of the Brazilian Corporation Law.

The Board of Directors is proposing to maintain in shareholders' equity, in the reserve for retained earnings, the amount of R$ 25,693, which is intended to partially meet the annual investment program established in the capital budget for the year 2019, to be decided at the General Shareholders' Meeting.

34.5.	Other comprehensive income

In 2019, consolidated other comprehensive income was recognized, mainly the following effects:

•

Accumulated adjustment of creditor conversion, in the amount of R$ 6,286 (R$ 21,887 on December 31, 2018), resulting from the translation of the financial statements of investees abroad into a functional currency other than the real, referring to the companies PIB BV, Transpetro and Braskem;

•	Actuarial gains and losses with defined pension and retirement benefit plans and healthcare plans in the amount of R$ 16,876 (R$ 12,375 as of December 31, 2018), net of taxes;
•

Export cash flow hedge, reducing shareholders' equity for the year by R$ 707, net of taxes and the effect of reclassifying part of the exchange variation to income, totaling R$ 33,980 on December 31, 2019 ( R$ 33,273 as of December 31, 2018), net of taxes, according to note 36.2.

34.6.	Dividends

The shareholders will be entitled, each year, to dividends, which may not be less than 25% of the adjusted net income, in the form of the Brazilian Corporation Law, prorated by the shares in which the company's capital is divided.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Preferred shares have priority in receiving dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the share's equity value , the largest always prevailing, participating, in the same way as common shares, in the capital increases resulting from the incorporation of reserves and profits. This priority in receiving dividends does not, in itself, guarantee the payment of dividends in fiscal years in which the company does not earn a profit.

Additionally, on August 28, 2019, the company approved a new remuneration policy for shareholders, the main change of which is the definition that if the consolidated gross debt is: (i) less than US$ 60 billion, the company may distribute to its shareholders shareholders 60% of the difference between operating cash flow and investments in capital goods (“CAPEX”); (ii) greater than US$ 60 billion, the company may distribute to its shareholders the minimum mandatory dividends provided for in the law and in its bylaws.

The proposed shareholder remuneration for the year 2019, which is being submitted by the Management for approval by the 2020 Annual General Meeting (AGM), in the amount of R$ 10,682, includes the mandatory dividend in the percentage of 25% of the adjusted net income and withholding income tax (IRRF) of 15% on total dividends prepaid in the form of interest on equity (JCP). This proposal meets the priority of preferred shares, whose criterion that prevailed in the year was 5% over the share of capital represented by this type of shares.

Accounting policy

Compensation to shareholders is in the form of dividends and / or interest on equity based on the limits defined by law and the company's bylaws.

Interest on equity is charged to the dividend for the year, as provided for in the bylaws, recorded in the income statement, as required by tax legislation, and reversed against retained earnings in equity in a manner similar to the dividend, resulting in a tax credit for income tax and social contribution recognized in income for the year.

The portion of dividends provided for in the bylaws or that represents the minimum mandatory dividend is recognized as a liability in the financial statements. Any excess must be kept in shareholders' equity, in the proposed additional dividend account, until the final resolution to be taken by the shareholders at the AGM.

34.6.1Proposed dividends

The dividend proposal recorded in the company's financial statements, subject to approval by the AGM, is shown as follows:

	2019	2018
Net income of the year (Parent Company) attributable to sharedolders of Petrobras	40,137	25,779
Apropriation:
Legal reserve	(2,007)	(1,289)
Tax incentive reserve	(738)	(772)
Other reversions/additions:	10	10
Adjusted income	37,402	23,728

Mininum mandatory dividends:
Dividends to be distributed (25%)	9,351	5,932
Withholding income tax (IRRF) (15%) over interest on capital approved in 2019	1,331	1,035
Complementary dividends to common shares	−	88
Total proposed dividends	10,682	7,055
Preferred shares (PN) - R$ 0.9255 per share in 2019 (0.9225 per share in 2018) – Priority on receipt of mandatory dividends	5,185	5,168
Common shares (ON) - R$ 0.7387 per share in 2019 (0.2535 per share in 2018)	5,497	1,887

In 2019, the Board of Directors approved advance dividends in the form of interest on capital in the amount of R$ 8,875, as follows:

(i) R$ 3,913 (R$ 3,556 net of IRRF) paid during the year of 2019, corresponding to a gross amount of R$ 0.30 per common and preferred share. These installments are being discounted from the dividends proposed for the 2019 fiscal year, monetarily restated according to the variation in the Selic rate, from the effective payment date until December 31, 2019; and

(ii) R$ 4,962 (R$ 4,424 net of IRRF) paid on February 7, 2020, corresponding to a gross amount of R$ 0.20 per common share and R$ 0.62 per preferred share, with date of the shareholding position November 11, 2019 and December 26, 2019, respectively.

Advances on interest on own capital for the year 2019 resulted in an income tax and social contribution tax credit of R$ 3,017 (R$ 2,347 in 2018). This interest is subject to 15% withholding income tax, except for immune and exempt shareholders, as established in Law No. 9,249/95.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

34.6.2Dividends to be paid

As of December 31, 2019, the amount payable for the remuneration to shareholders, less prepayments during the year, is shown below:

	Parent Company
	Preferred Shares (PN)	Common Shares (ON)	Total

Advances on interest on capital (JCP), paid	1,680	2,233	3,913
Advances on JCP approved by the Board on 10/24/2019 and 12/18/2019	3,473	1,489	4,962
Complementary dividends payable	3	1,738	1,741
Monetary adjustment of prepaid interest on capital paid	29	37	66
Total of proposed dividends	5,185	5,497	10,682
R$ 0.10 per share, shareholding position date of 5/21/2019, paid on 7/5/2019 - as interest on capital	(560)	(744)	(1,304)
R$ 0.20 per share, shareholding position date of 12/12/2019, paid on 10/04/2019 - as interest on capital	(1,120)	(1,489)	(2,609)
Prepayments paid	(1,680)	(2,233)	(3,913)
Total payable before discounting monetary restatement and IRRF	3,505	3,264	6,769
Monetary adjustment of prepaid interest on capital paid	(29)	(37)	(66)
IRRF payable on JCP approved on 10/24/2019 and 12/18/2019 from non-exempt shareholders	(461)	(77)	(538)
Total of dividends to be paid on December 31 2019	3,015	3,150	6,165
Total of dividends to be paid on December 31 2018	3,548	346	3,894
Dividend advances approved by the Board on 10/24/2019 and 12/18/2019 in the form of interest on equity, net of IRRF	3,012	1,412	4,424
Complementary dividends payable (R$ 0.000449 per preferred share and 0.233649 per common share)	3	1,738	1,741

The remuneration to shareholders will be made available on the date that will be fixed in the AGM, and their values will be monetarily updated, from December 31, 2019 until the date of the beginning of the payment, according to the variation of the SELIC rate.

In addition to the amount referring to the dividends proposed to the controlling shareholders, R$ 10,682, there are dividends proposed to the non-controlling shareholders of Gaspetro (R$ 88) and other companies (R$ 25), totaling R$ 10,795.

34.7.	Earnings per share
	Consolidated and Parent Company
	2019	2018 - Reclassified
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Continuing operations
Common	17,271	13,410
Preferred	13,001	10,094
	30,272	23,504
Discontinued operations
Common	5,628	1,298
Preferred	4,237	977
	9,865	2,275
Net income of the year
Common	22,899	14,708
Preferred	17,238	11,071
	40,137	25,779
Basic and diluted denominator - Weighted average number of outstanding shares
Common	7,442,454,142	7,442,454,142
Preferred	5,602,042,788	5,602,042,788
	13,044,496,930	13,044,496,930

Basic and diluted earnings per share of continuing operations (R$ per share)
Common	2.32	1.80
Preferred	2.32	1.80

Basic and diluted earnings per share of discontinued operations (R$ per share)
Common	0.76	0.18
Preferred	0.76	0.18

Basic and diluted earnings per share (R$ per share)
Common	3.08	1.98
Preferred	3.08	1.98

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Basic earnings per share are calculated by dividing the income or (loss) for the year attributed to the company's shareholders by the weighted average number of shares outstanding.

Diluted earnings per share are calculated by adjusting income or (loss) and the weighted average number of shares taking into account the conversion of all potential shares with a dilution effect (equity instruments or contracts capable of resulting in the issue of actions).

The earnings obtained, basic and diluted, present the same amount per share because Petrobras does not have potential shares.

35.	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,556	−	−	3,556
Foreign currency derivatives	−	211	−	166
Interest rate derivatives	−	24	−	69
Balance at December 31, 2019	3,556	235	−	3,791
Balance at December 31, 2018	4,228	2	−	4,230

Liabilities
Foreign currency derivatives		(445)	−	(445)
Commodity derivatives	(112)	−	−	(112)
Balance at December 31, 2019	(112)	(445)	−	(557)
Balance at December 31, 2018	418	(807)	−	(389)

The estimated fair value for the company's financing, calculated at current market rates, is presented in note 32.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their book values.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

36.	Risk management

Petrobras is exposed to a series of risks arising from its operations, such as the risk related to the prices of oil and oil products, exchange and interest rates, credit and liquidity risk. Corporate risk management is part of the company's commitment to act ethically and in compliance with the legal and regulatory requirements established in the countries where it operates. For the management of market / financial risks, preferably structural actions are adopted, created as a result of an adequate management of the company's capital and indebtedness. Risks are managed considering governance and established controls, specialized units and monitoring in statutory committees under the guidance of the Executive Board and the Board of Directors. In the company, risks must be considered in all decisions and their management must be carried out in an integrated manner, taking advantage of the benefits of diversification.

The following tables present a summary of the positions of derivative financial instruments held by the company on December 31, 2019, recognized as other current assets and liabilities, in addition to the amounts recognized in the income statement, other comprehensive income for the year and guarantees given as collateral by nature operations:

	Statement of financial position
	Notional amount		Fair value Asset position (Liability)		Maturity
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Derivatives not designated for hedge accounting
Future contracts - total (*)	(10,383)	(14,043)	(112)	418
Long position/Crude oil and oil products	9,865	40,017	−	−	2020
Short position/Crude oil and oil products	(20,248)	(54,060)	−	−	2020
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 273	US$ 137	(1)	(9)	2020
Short position/Foreign currency forwards (BRL/USD) (**)		US$ 92	−	(4)	2020
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2,245	EUR 3,000	(183)	(478)	2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 388	GBP 450	40	(43)	2020
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 224	GPB 31	(58)	-	2020
Swap
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	126	2	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(203)	(273)	2034
Swap IPCA	3,008	-	24	-	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	-	45	-	2024/2029
Total recognized in the Statement of Financial Position			(322)	(387)
(*) Notional amount in thousand bbl
(**) Amounts in US$ (dollars), GPB (pound sterling) and EUR (euros) represents millions of the respective currencies.

	Gains/ (losses) recognized in the statement of income		Gains/ (losses) recognized in shareholders’ equity (*)
	2019	2018 - Reclassified	2019	2018
Commodity derivatives	(1,427)	(1,396)	−	−
Currency derivatives	(611)	(1,443)	−	−
Interest derivatives	24	−	−	−
	(2,014)	(2,839)	−	−
Cash flow hedge over exports (**)	(12,397)	(12,121)	(1,072)	(20,350)
Total	(14,411)	(14,960)	(1,072)	(20,350)
(*) Amounts recognized as other comprehensive income in the period.
(**) Using non-derivative financial instruments as designated hedging instruments, as set out in note 36.2.

	Guarantees given as collateral
	12.31.2019	12.31.2018
Commodity derivatives	244	(185)
Currency derivatives	637	271
	881	86

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The sensitivity analysis of the value of derivative financial instruments in relation to the different types of market risk as of December 31, 2019 is presented below:

		Consolidated
Operations	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(515)	(1,031)
Forward contracts	Foreign currency - depreciation BRL x USD	(13)	(275)	(550)
		(13)	(790)	(1,581)
⁽*⁾ The probable scenario was computed based on the following risks: oil and oil products prices: fair value at December 31, 2019; Real x U.S. Dollar - 1.2% depreciation of the Real. Source: Focus.

36.1.	Risk management of crude oil and oil products prices

Petrobras has a preference for exposure to the price cycle, the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operational needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

Crude oil

In March 2019, in a similar way to the one carried out in 2018, Petrobras implemented a protection strategy for part of its oil production planned for the year 2019. As a result of this strategy, put options were purchased with an average strike price of Brent oil prices, from April to the end of 2019, at the level of US$ 60/barrel, with a total paid premium of US$ 320 million (in 2018, with an average exercise price of US$ 65 / barrel and cost total of US$ 445 million).

However, throughout the third quarter of 2019, due to the significant reduction in cash flow uncertainties related to the realization of the company's Strategic Plan for the year 2019, Petrobras sold its put options, with the exercise price referenced in average Brent crude prices, from April to the end of 2019, at the level of US$ 60 / barrel, with a total premium received of US$ 101 million.

In view of the above, the result of the purchase and sale operations of the previously mentioned put options, in the period from January to December 2019, resulting from the mark-to-market of the put options and the appreciation of the commodity in the international market, was a loss in amount of R$ 831, recorded in other operating expenses (negative variation of R$ 1,466 in January to December 2018).

Gasoline

In September 2018, the company started to adopt a derivative strategy applied to the prices of gasoline and foreign exchange (NDF - Non Deliverable Forward), aiming at giving flexibility to the management in the price policy and allowing the option to change the frequency of readjustments prices of gasoline in the domestic market, being able to keep it stable for short periods of up to 15 days. The variation in contracted operations showed a gain of R$ 44 in the period from January to December 2019, recorded in other operating expenses.

Diesel

In order to give additional flexibility to management in the pricing policy, in December 2018, Petrobras extended the derivatives strategy to diesel and foreign exchange prices (NDF - Non Deliverable Forward), in a manner similar to the strategy applied to gasoline. In June 2019, Petrobras approved the review of the frequency of readjustments in diesel oil prices (initially revised in March 2019 for periods of not less than 15 days) and gasoline. From then on, the price adjustments for these derivatives in the domestic market started to be carried out without a defined periodicity. The variation in operations contracted for diesel and foreign exchange derivatives presented a negative result of R$ 48 in the period from January to December 2019.

In the application of the approved derivatives strategy, the principles that guide the practice of competitive prices are maintained, such as the international parity price (PPI), margins for remunerating the risks inherent to the operation, level of market share and protection mechanisms via derivatives.

Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk, in a safe and controlled manner. The variation in operations contracted for other commodities derivatives showed a negative result of R$ 592 in 2019 (gain of R$ 70 in 2018).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

36.2.	Foreign exchange risk management

With regard to foreign exchange risk management, Petrobras' Risk Management Policy provides that the company, in principle, practices integrated risk management whose focus is not on the individual risks of operations or business units, but on the perspective broader and more consolidated view of the corporation, capturing possible benefits from business diversification.

To manage the risk of exchange variation, the company jointly considers all cash flows from its operations. This applies especially to the risk of changes in the exchange rate between the real and the US dollar, for which the company evaluates in an integrated manner not only its future cash flows denominated in US dollars, but also those cash flows denominated in reais, but influenced by the US currency, such as sales of diesel and gasoline in the domestic market.

In this sense, the treatment of foreign exchange risks involves, preferably, the adoption of structural actions with the definition of conditions for the execution of operations within the scope of Petrobras' businesses.

Changes in the spot R$ /US$ exchange rate, as well as other currencies in relation to the Real, may affect net income and the balance sheet. Such consequences may arise mainly from foreign currency items, such as highly probable future transactions, monetary items and firm commitments.

In these situations, the company seeks to mitigate the effect generated by potential variations in spot exchange rates R$ /US$, mainly by raising funds from third parties in US dollars in order to reduce the net exposure between obligations and receipts in that currency, representing a form of structural protection, taking into account liquidity and cost competitiveness criteria.

The protection against the risk of exchange variation of the group of future exports in US dollars of the company in a given period occurs through the set (portfolio) of indebtedness in US dollars seeking the most efficient protection considering the changes in the positions of such sets over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to treat the foreign exchange exposure of certain obligations of the company, especially when there are commitments in currencies for which the company does not expect to receive flows, as in the case of sterling case, for example.

In the short term, risk treatment is carried out by allocating cash investments between real, dollar or other currency.

a)Cash Flow Hedge involving the Company’s future exports

Continuing the practice of the foreign exchange risk management strategy until the end of 2018, after the adoption of IFRS 16 on January 1, 2019, the company made additional designations of cash flow hedge relationships until December 31, 2019 in the amount of R$ 117,252 (US$ 30,210 million), which had highly probable future exports in dollars as a protected item, and dollar-denominated leasing contracts as protection instruments.

The reference values, at present value, of the hedging instruments as of December 31, 2019, in addition to the expectation of reclassification to the result of the accumulated exchange variation balance in shareholders' equity in future periods, based on a rate of R$ / US$ 4.0307, are shown below:

				Present value of hedging instrument notional value at 12.31.2019
Hedging Instrument	HedgedTransactions	Nature of theRisk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jan/2020 to dec/2029	87,651	353,295

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of January 1, 2019	66,168	256,390
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	56,573	222,874
Exports affecting the statement of income	(9,247)	(36,560)
Principal repayments / amortization	(25,843)	(102,827)
Foreign exchange variation	−	13,418
Amounts designated as of December 31, 2019	87,651	353,295
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2019	104,212	420,046

.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

In the period from January to December 2019, an exchange gain of R$ 51 was recognized for the ineffectiveness in the exchange variation line (loss of R$ 231 in the period from January to December 2018).

Future exports designated as hedge objects in cash flow hedge relationships represent, on average, 91.2% of highly probable future exports, determined as set out in accounting practice.

The exchange variation accumulated in other comprehensive income as of December 31, 2019, to be carried out by exports, is shown below:

	Foreign Exchange Variation	Tax effect	Total
Balance at January 1,2018	(30,064)	10,222	(19,842)
Recognized in Other comprehensive income	(32,471)	11,040	(21,431)
Reclassified to the statement of income - occurred exports	12,121	(4,121)	8,000
Balance at December 31, 2018	(50,414)	17,141	(33,273)
Recognized in Other comprehensive income	(13,345)	4,538	(8,807)
Reclassified to the statement of income - occurred exports	12,273	(4,173)	8,100
Balance at December 31, 2019	(51,486)	17,506	(33,980)

Changes in expectations regarding the realization of export prices and volumes in future revisions of the business plans may determine the need for additional reclassifications of exchange variation accumulated in shareholders' equity to results. A sensitivity analysis with an average Brent oil price of US$ 10/barrel lower than that considered in the last review of the 2020-2024 Strategic Plan, would not indicate the need to reclassify the exchange variation of shareholders' equity to the result.

The annual expectation of realization of the accumulated exchange variation balance in shareholders' equity as of December 31, 2019 is shown below:

	Consolidated
	2019	2020	2021	2022	2023	2024	2025	2026 to 2028	Total
Expected realization	(11,727)	(11,281)	(12,174)	(7,857)	(4,830)	(1,268)	650	(2,999)	(51,486)

Accounting policy

At the beginning of the hedge relationship, the company documents the hedge relationship and the risk management objective and strategy for taking on the hedge, including the identification: of the hedge instrument, the hedged item, the nature of the risk being hedged and assessing whether the protection ratio meets the hedge effectiveness requirements.

Considering the natural protection ratio and the risk management strategy, the company designates hedge relationships between the exchange rate variations of “highly probable future exports” (protected item) and the exchange rate variations of certain US dollar obligations ( instruments), so that the exchange effects of both are recognized at the same time in the income statement.

Exchange rate variations of the proportion of cash flows from liabilities and liabilities (non-derivative financial instruments) are designated as hedging instruments.

The individual hedge relationships are established in a one-to-one ratio, that is, the “highly probable future exports” of each month and the proportions of the cash flows of the indebtedness, used in each relationship and individual hedge, have the same nominal value in US dollars. The company considers “highly probable future exports” to be only a part of its total expected exports.

The exposure of the company's future exports to the risk of variation in the spot exchange rate R$ /US$ (active position) is offset by an equivalent reverse exposure of its debts in US dollars (passive position) to the same type of risk.

Hedge relationships can be discontinued and restarted in compliance with the risk management strategy. In this sense, such assessments are carried out monthly.

In such hedges, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in equity, in other comprehensive income and transferred to the financial result when the protected item affects the result for the period.

In the event that exports whose exchange variations were designated as a hedge relationship are no longer considered highly probable, but continue to be foreseen, the hedge relationship is revoked and the accumulated exchange variation up to the revocation date is maintained in equity, being reclassified to the result. at the time when exports occur.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

There may also be situations in which exports whose exchange rate variations have been designated in relation to hedging are no longer foreseen. In these cases, the exchange variation, referring to the proportions of the debt's cash flows that exceed total exports that are still considered foreseen, accumulated in shareholders' equity until the date of the revision in the forecast, is reclassified immediately to the result.

In addition, when a financial instrument designated as a hedge instrument expires or is liquidated, the company may replace it with another financial instrument, in order to guarantee the continuity of the hedge relationship. Similarly, when a transaction designated as a hedge object occurs, the company may designate the financial instrument that protected that transaction as a hedging instrument in a new hedge relationship.

The ineffective portion of the gains and losses arising from the protection instruments is recorded in the financial result for the period. The potential sources of ineffectiveness are due to the fact that the protected items and the protection instruments have different maturities, as well as the rate used to discount the protected items and the protection instruments at present value.

b)Cross currency swap – Pounds Sterling x Dollar

In 2017, Petrobras, through its indirect subsidiary Petrobras Global Trading B.V. (PGT), contracted a derivative transaction called cross currency swap, in order to protect itself from exposure in sterling versus dollar, due to the issuance of bonds; in the total notional value of GBP 1,300 million, of which GBP 700 million maturing in December 2026 and GBP 600 million maturing in January 2034. In 2019, the variation in contracted operations presented a loss of R$ 54, recorded in financial result (in 2018, loss of R$ 968). The company has no intention of settling such contracts before the maturity.

c)Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

At the end of September 2019, Petrobras contracted derivative transactions in order to protect itself from exposure arising from the 1st series of the 7th issue of debentures, with IPCA x CDI interest swap operations, maturing in September 2029 and September 2034 and CDI x Dollar cross-currency swap operations, maturing in September 2024 and September 2029.

The mark-to-market of contracted swap operations IPCA x CDI showed a gain of R$ 24 in 2019, while the mark-to-market of contracted swap operations CDI x USD showed an accumulated gain of R$ 45 in 2019, both recorded in results financial. The company has no intention of settling such contracts before the maturity.

Changes in future interest rate curves (CDI) may have an impact on the company's results, due to the market value of these swap contracts. A sensitivity analysis on future interest rate curves (CDI) with a constant increase (parallel shock) of 100 basis points, keeping all other variables constant, would result in a negative impact on the result of approximately R$ 80, while a constant reduction (parallel shock) of 100 basis points, keeping all other variables constant, would result in a positive impact of R$ 98.

d)Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, Petrobras, through its indirect subsidiary Petrobras Global Trading BV (PGT), contracted derivative operations called non deliverable forward, in the notional amount of EUR 3,000 million and GBP 419 million, maturing in 2019, with the objective of protect yourself from exposure in euro and pound sterling versus dollar due to the issuance of bonds. During the period from January to December 2019, the net notional values of derivatives in euros and pounds sterling were reduced to EUR 2,245 million and GBP 164 million, respectively, adapting the protection to a lower exposure to the euro provided by the repurchase of bonds in this currency throughout 2019. The variation in contracted operations presented a loss of R$ 621 in 2019 (R$ 510 in 2018), recorded in financial result. The company has no intention of settling such contracts before the maturity.

e) Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable and referenced by an external source, in addition to the possible and remote scenarios that consider exchange rate appreciation (risk) by 25% and 50%, respectively, except for the balances of assets and liabilities in foreign currency of foreign subsidiaries, when in a currency equivalent to their respective functional currencies, are described below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Financial Instruments	Exposure at 12.31.2019	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	24,540	Dollar / Real	300	6,135	12,270
Liabilities	(372,719)		(4,554)	(93,084)	(186,168)
Exchange rate - Cross currency swap	(3,008)		(37)	(752)	(1,504)
Cash flow hedge on exports	353,295		4,321	88,324	176,648
	2,108		30	623	1,246
Assets	14	Euro / Real	−	4	7
Liabilities	(74)		(1)	(19)	(37)
	(60)		(1)	(16)	(30)
Assets	10,294	Euro / Dollar	(37)	2,574	5,147
Liabilities	(20,700)		75	(5,175)	(10,350)
Non Deliverable Forward (NDF)	10,172		(37)	2,543	5,086
	(234)		1	(58)	(117)
Assets	10	Pound Sterling/ Real	−	3	5
Liabilities	(85)		(1)	(21)	(43)
	(75)		(1)	(18)	(38)
Assets	7,759	Pound Sterling / Dollar	(10)	1,940	3,880
Liabilities	(15,572)		19	(3,893)	(7,786)
Derivative - cross currency swap	6,925		(8)	1,731	3,463
Non Deliverable Forward (NDF)	871		(1)	218	436
	(17)		−	(4)	(7)
Total	1,722		29	528	1,054

(*) On December  31, 2019, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 1.2% depreciation of the Real;  Euro x U.S. Dollar: a 0.4% depreciation of the Euro; Pound Sterling x U.S. Dollar: a 0.12% depreciation of the Pound Sterling;  Real x Euro: a 0.9% depreciation of the Real; and Real x Pound Sterling - a 1.1% depreciation of the Real . Source: Focus and Bloomberg.

36.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

36.4.	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, by analyzing, granting and managing credits, using quantitative and qualitative parameters appropriate to each one of the market segments in which it operates.

The commercial credit portfolio is highly diversified among clients in the domestic market and in foreign markets.

Credit granted to financial institutions is used to accept guarantees, apply surplus cash and define counterparties in derivative transactions, being distributed among the main international banks classified as “investment grade” by the main international risk classifiers and Brazilian banks with a minimum risk rating of A1 / F1.

36.4.1	Credit quality of financial assets

a)Trade and other receivables

The Company has internal credit commissions that assess creditworthiness and define credit limits, which are regularly monitored, based on the customer’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

b)Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor considered to be credit impaired, are set out below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

	Consolidated
	Cash and cash equivalents		Marketable securities*
	2019	2018	2019	2018
AAA	−	−	−	3
AA	4,245	3,143	−	−
A	4,729	32,630	−	−
BBB	167	197	−	−
BB	14,473	10,071	3,379	−
B	10	7	−	−
AAA.br	321	2,737	135	4,176
AA.br	4,934	5,035	194	224
Other classifications	835	34	104	−
	29,714	53,854	3,812	4,403

36.5.	Liquidity risk

Liquidity risk is represented by the possibility of insufficient cash or other financial assets, to settle obligations on the scheduled dates and is managed by the company through actions such as: centralizing the system's cash, optimizing cash and reducing the need for capital turning; maintenance of robust cash that ensures the continuity of investments and the fulfillment of short-term obligations, even in adverse market conditions; as well as by extending the average maturity of debts, expanding financing sources, exploring the capacity of the domestic and international markets (new fundraising products and in new markets), in addition to the use of resources from the program divestment.

The company regularly evaluates market conditions and may carry out repurchase transactions for its securities or its subsidiaries in the international capital market, by various means, including repurchase offers, securities redemptions and / or open market operations, provided they are in line with the company's liabilities management strategy, which aims to improve the amortization profile and the cost of debt.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2020	2021	2022	2023	2024	2025 and thereafter	12.31.2019	12.31.2018
Principal	14,313	16,999	19,466	32,807	34,774	144,788	263,147	330,439
Interest	13,282	12,903	12,188	11,036	9,489	117,885	176,783	199,004
Total (*)	27,595	29,902	31,654	43,843	44,263	262,673	439,930	529,443
(*)The nominal flow of leases is found in the explanatory note 33.

36.6.	Insurance

In order to protect its assets, Petrobras transfers, by taking out insurance, the risks that, in the event of accidents, may cause losses that significantly impact the company's assets, as well as the risks subject to mandatory insurance, either legal or contractual provisions. For these insurance contracts, the company still assumes part of its risk, through deductibles that can reach the amount equivalent to US$ 180 million. The other risks are self-insured, with Petrobras intentionally assuming the full risk, without contracting insurance coverage.

Additionally, the company has indemnity commitments as detailed in note 37.9

The main information about the insurance coverage in effect on December 31, 2019 can be demonstrated as follows:

		Amount insured
Asset	Types of coverage	Consolidated	Parent Company
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	501,793	468,945
Tankers and auxiliary vessels	Hulls	13,465	1,284
Fixed platforms, floating production systems and offshore drilling units	Oil risks	196,641	72,977
Total on December 31 2019		711,899	543,207
Total on 31 December 31 2018		689,107	461,432

Petrobras does not insure loss of profits, automobiles and the pipeline network in Brazil.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

37.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

• Competitiveness: prices and conditions of services compatible with those practiced in the market;

• Compliance: adherence to the contractual terms and responsibilities practiced by the company;

• Transparency: adequate reporting of the agreed conditions, as well as their effects on the company's financial statements;

• Equity: establishment of mechanisms that prevent discrimination or privileges and adoption of practices that ensure the non-use of privileged information or business opportunities for the benefit of individuals or third parties;

• Commutability: proportional installments for each contractor.The Audit Committee must approve in advance transactions between the Company and its associates, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

Transactions that meet the materiality criteria established in the policy and entered into with affiliates, Brazilian Federal Government, including their autarchies, foundations and controlled companies, and with the Petros Foundation, are previously approved by the Statutory Audit Committee (CAE), with monthly reports of these analyzes. to the Board of Directors.

Transactions with companies controlled by key management personnel, or a close member of their family, are also previously approved by CAE and reported monthly to the Board of Directors, regardless of the transaction amount.

In the specific case of transactions with related parties involving the Union, its autarchies, foundations and federal state companies, the latter when classified as outside the normal course of the company's business by CAE, which are within the scope of approval by the Board of Directors, must be preceded by an assessment by the CAE and the Minority Shareholders Committee and must be approved by at least 2/3 (two thirds) of the members present on the Board of Directors.

The policy also aims to ensure adequate and diligent decision making by the company's management.

37.1.	Business transactions by operation with companies of the Petrobras Group (Parent Company)
	12.31.2019			12.31.2018
	Current	Non current	Total	Current	Non current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	17,774	−	17,774	13,451	−	13,451
Dividends receivable	397	−	397	1,585	−	1,585
Intercompany loans	−	10	10	−	22	22
Advance for capital increase	−	−	−	−	254	254
Amounts related to construction of natural gas pipeline	−	750	750	−	654	654
Finance leases	163	−	163	130	−	130
Other operations	871	421	1,292	840	429	1,269
Trade payables in advance	108	572	680	101	9,142	9,243
Total	19,313	1,753	21,066	16,107	10,501	26,608
Liabilities
Leases (*)	(21,188)	(104,585)	(125,773)	(771)	(2,384)	(3,155)
Intercompany loans (**)	(28,555)	−	(28,555)	(9,529)	−	(9,529)
Prepayment of exports	(56,066)	(159,769)	(215,835)	(66,764)	(136,983)	(203,747)
Accounts payable to suppliers	(22,936)	−	(22,936)	(13,390)	−	(13,390)
Purchases of crude oil, oil products and others	(19,125)	−	(19,125)	(8,147)	−	(8,147)
Affreightment of platforms	(2,022)	−	(2,022)	(4,544)	−	(4,544)
Advances from clientes	(1,789)	−	(1,789)	(699)	−	(699)
Other operations	(263)	(470)	(733)	(42)	(452)	(494)
Total	(129,008)	(264,824)	(393,832)	(90,496)	(139,819)	(230,315)
(*) Includes amounts referring to leasing and sub-leasing transactions between companies in the Petrobras system required by IFRS 16.
(**) Increase related to loan operations between Petrobras and PGT carried out during the first quarter of 2019.

	2019	2018
	Jan-Dec	Jan-Dec
Profit or Loss
Revenues, mainly sales revenues	172,433	164,630
Foreign exchange and inflation indexation charges (***)	(13,877)	(10,237)
Financial income (expenses), net (***)	(24,658)	(11,390)
Total	133,898	143,003
(***) Includes the amounts of R$ 4,868 of passive exchange variation and R$ 8,845 of financial expenses related to leasing and sub-leasing operations required by IFRS 16.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

37.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	12.31.2019			12.31.2018	12.31.2019			12.31.2018
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities (*)
Petrobras Distribuidora (BR) (**)	−	−	−	1,714	−	−	−	(222)
PIB BV	13,264	731	13,995	5,786	(120,096)	(260,309)	(380,405)	(214,680)
Gaspetro	1,383	105	1,488	1,260	(419)	−	(419)	(435)
PNBV (***)	−	−	−	12,681	−	−	−	(6,564)
Transpetro	400	145	545	718	(3,154)	(2,210)	(5,364)	(1,163)
Logigás	−	−	−	782	−	−	−	(142)
Termoelétricas	66	10	76	117	(388)	(736)	(1,124)	(826)
Fundo de Investimento Imobiliário	179	−	179	135	(233)	(878)	(1,111)	(1,250)
TAG (****)			−	551			−	(1,344)
Other subsidiaries	2,480	762	3,242	2,159	(1,196)	−	(1,196)	(1,227)
	17,772	1,753	19,525	25,903	(125,486)	(264,133)	(389,619)	(227,853)
Structured entities
CDMPI	−	−	−	−	(609)	(221)	(830)	(1,114)
	−	−	−	−	(609)	(221)	(830)	(1,114)
Associates and joint ventures
Petrochemical companies	154	−	154	326	(116)	−	(116)	(14)
Petrobras Distribuidora (BR) (**)	860	−	860	−	(171)	−	(171)	−
Transportation companies (****)	424	−	424	−	(2,419)	(470)	(2,889)	−
Other associates and joint ventures	103	−	103	379	(207)	−	(207)	(1,334)
	1,541	−	1,541	705	(2,913)	(470)	(3,383)	(1,348)
Total	19,313	1,753	21,066	26,608	(129,008)	(264,824)	(393,832)	(230,315)
(*) Includes its subsidiaries, joint operations and joint ventures.
(**) With the reduction of participation in BR's capital stock as of August 2019, the company is no longer consolidated as detailed in note 30.2.
(***) As of July 2019, as a result of the contribution of PNBV's shares to PIB-BV, the company started to be consolidated into PIB-BV, according to note 30.2.
(****) With the sale of Petrobras' stake in TAG in June 2019, as of July 2019, the company ceased to be consolidated according to note 30.2.

37.3.	Profit or loss
	2019	2018
	Jan-Dec	Jan-Dec
Controlled entities
Petrobras Distribuidora (BR) (*)	45,144	81,631
PIB BV	33,888	30,601
Gaspetro	11,589	9,135
PNBV (*)	(1,774)	1,222
Transpetro	720	950
Logigás	−	108
Termoelétricas	(161)	(116)
Fundo de Investimento Imobiliário	(121)	(89)
TAG (*)	53	84
PDET Off Shore	−	(96)
Other controlled entities	3,354	4,864
	92,692	128,294
Structured Entities
CDMPI	(219)	(265)
	(219)	(265)
Associates and joint ventures
Companies from the petrochemical sector	11,143	14,395
Petrobras Distribuidora (BR)	29,909	−
Transportation companies	(6)	−
Other associates and joint ventures	379	579
	41,425	14,974
Total	133,898	143,003

(*) Due to the corporate restructuring that took place during the year of 2019, the results presented in the respective explanatory note refer to: BR (from January to July 2019); PNBV (from January to June 2019); and, TAG (from January to June 2019).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

37.4.	Annual rates for intercompany loans
		Parent Company
	Asset		Liability
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
From 3.1 to 4%	−	−	(17,075)	−
From 4.1 to 5%	−	−	(11,480)	(9,529)
Above 9.01%	10	22	−	−
Total	10	22	(28,555)	(9,529)

37.5.	Non standardized receivables investment fund

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by subsidiaries of the Petrobras Group. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Controladora
	12.31.2019	12.31.2018
Net accounts receivables	52,550	9,845
Assignment of receivables	(61,142)	(23,920)

	2019	2018
	Jan-Dec	Jan-Dec
Finance income FIDC-NP	2,705	834
Finance expense FIDC-NP	(2,720)	(1,344)
Net finance income (expense)	(15)	(510)

37.6.	Guarantees

Petrobras has the procedure of granting guarantees to subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad.

The guarantees offered by Petrobras, mainly personal, are made based on contractual clauses that support the financial transactions between the subsidiaries / subsidiaries and third parties, guaranteeing assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial transactions carried out by these subsidiaries and guaranteed by Petrobras have the following balances to be settled:

	12.31.2019					12.31.2018
Maturity date	PGF (*)	PGT (**)	PNBV	Others	Total	Total
2019	−	−	−	−	−	1,281
2020	516	5,139	168	−	5,823	5,106
2021	6,578	−	−	−	6,578	10,168
2022	4,074	−	−	302	4,376	15,130
2023	7,348	5,307	1,936	807	15,398	22,529
2024	6,446	10,775	−	−	17,221	32,690
2025 and thereafter	110,495	33,722	−	65	144,282	142,958
Total	135,457	54,943	2,104	1,174	193,678	229,862
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

PGT, a wholly-owned subsidiary of Petrobras, provides collateral in a financing operation that Petrobras obtained from the China Development Bank (CDB), maturing in 2026, through the collaterality of its future receivables from sales of crude oil, originating from Petrobras exports, for specific buyers (maximum 200,000 bbl/d), with the guarantee amount limited to the debt balance, which on December 31, 2019 is R$ 20,178 (US$ 5,006 million), and on 31 December 2018 of R$ 38,825 (US$ 10,020 million).

On December 16, 2019, the financing contract between Petrobras and CDB, in the amount of US$ 5 billion, maturing in 2027, which had a real guarantee, was prepaid.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

It is noteworthy that, in May and June 2019, the balance of R$ 2.97 billion of the loans that matured in 2022 was linked to the guarantees granted by Petrobras to the company TAG. And in July 2019, Petrobras' bail was released on the issuance of debentures by Petrobras Distribuidora S.A. (BR) due in August 2020.

In line with the company's Strategic Plan, the extension of the guarantee terms is associated with the improvement of the debt profile, according to note 32.

37.7.	Investments in debt securities of subsidiaries

On December 31, 2019, a subsidiary of PIB BV maintained resources invested directly or through an investment fund abroad that held, among others, debt securities of PGF and a consolidated structured entity related to the CDMPI project, equivalent to R$ 3,967 (R$ 5,744, as of December 31, 2018).

37.8.	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	12.31.2019		12.31.2018
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrobras Distribuidora (BR)	904	191	−	−
Gas transportation companies	605	2,889	356	1,301
State-controlled gas distributors	1,361	421	1,189	440
Petrochemical companies	188	116	350	26
Other associates and joint ventures	143	818	746	1,581
Subtotal	3,201	4,435	2,641	3,348
Government entities
Government bonds	6,367	−	7,588	−
Banks controlled by the Brazilian Government	34,600	19,765	28,846	40,035
Receivables from the Electricity sector (note 13.4)	1,347	−	17,051	−
Petroleum and alcohol account - receivables from Brazilian Government (note 13.1)	1,226	−	1,191	−
Diesel Price Subsidy Program		−	1,550	−
Brazilian Federal Government (Dividends)	−	1,679	−	1,254
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	−	80	−	557
Others	185	176	248	474
Subtotal	43,725	21,700	56,474	42,320
Pension plans	240	443	229	372
Total	47,166	26,578	59,344	46,040
Current assets	11,485	7,676	16,837	9,796
Non-current assets	35,681	18,902	42,507	36,244

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The income/expenses of significant transactions are set out in the following table:

	Consolidated
	2019	2018 - Reclassified
Joint ventures and associates
Petrobras Distribuidora (BR)	29,384	−
Gas transportation companies	(7,387)	(3,344)
State-controlled gas distributors	11,088	8,754
Petrochemical companies	11,533	14,426
Other associates and joint ventures	755	101
Subtotal	45,373	19,937
Government entities
Government bonds	418	393
Banks controlled by the Brazilian Government	(2,583)	(3,303)
Receivables from the Electricity sector	1,174	3,804
Petroleum and alcohol account - receivables from Brazilian Government	35	362
Diesel Price Subsidy Program	−	6,017
Brazilian Federal Government (Dividends)	(14)	13
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(440)	(1,756)
Others	(520)	(9)
Subtotal	(1,930)	5,521
Total	43,443	25,458

Revenues, mainly sales revenues	55,043	31,288
Purchases and services	(10,364)	(6,799)
Foreign exchange and inflation indexation charges, net	(1,559)	(1,164)
Finance income (expenses), net	323	2,133
Total	43,443	25,458

In addition to the transactions presented above, Petrobras and the Federal Government signed, in 2010, the Transfer of Rights Agreement, whereby the Federal Government granted Petrobras the right to carry out hydrocarbon exploration and mining activities in the pre-salt area, with production limited to the maximum volume of 5 billion barrels of oil equivalent. See note 23.4 for more information on the Transfer of Rights Agreement.

During the second quarter of 2019, Petrobras Transporte S.A. - Transpetro signed a contract for the provision of technical support services for gas transportation with Transportadora Associada de Gás SA - TAG, a Petrobras affiliated company as of June 13, 2019, for a period of ten years.

For more information on the sale of Transportadora Associada de Gás S.A. - TAG, see note 30.2.

37.8.1Diesel Price Subsidy Program

In 2018, the company assessed the risks and joined the economic subsidy program for the sale of diesel oil in the national territory established by the Federal Government. This program enabled the reimbursement to producers and importers of diesel oil that proved sales prices for this oil product practiced to distributors equal to or less than the price determined by the Federal Government.

In 2018, the company recognized a total of R$ 6,017 as revenue related to the program, comprising sales in the second and third phases. Of this amount, R$ 4,464 was received until December 2018 and the rest was received until February 2019.

For more information, see note 19.7.1 to the financial statements of December 31, 2018.

Accounting policy

Government grants are recognized when there is reasonable certainty that the benefit will be received and that all conditions established and related to the grant will be met by the company.

37.8.2Petroleum and Alcohol accounts - Receivables from the Brazilian Federal Government

Provisional Measure 2,181, of August 24, 2001, authorized the Federal Union to issue National Treasury bonds in favor of Petrobras in order to guarantee the payment of any outstanding balance of the Petroleum and Alcohol Account, existing on June 30 2003. The settlement of any debit balance may be carried out by the Federal Government, at the discretion of the Ministry of Finance, by offsetting with other amounts that Petrobras may owe to the Federal Government, at the time of the meeting of accounts, including those related to taxes or a combination of previous operations.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

The company's management filed a lawsuit in July 2011 to settle the balance of the oil and alcohol account after a negotiation process between the parties at the administrative level. In a judicial sentence of October 2016, the Judge accepted the opinion of the judicial expert, excluding the credit compensation required by the Union related to the alleged debt of the extinct Petrobras Comércio Internacional S.A. - Interbrás. The Federal Union filed an appeal with the Federal Regional Court (TRF) in July 2017.

In July 2018, the TRF upheld the 2016 judgment that removed the offsetting of the credit required by the Federal Government, determining the payment of the amount due, adjusted from 2004 onwards by the IPCA-E, plus interest from August 2011, both according to the Federal Justice Calculation Manual. The process became final in September 2018.

In September 2018, the Federal Supreme Court (STF) suspended the decision dealing with the use of the IPCA-E against the Public Finance in another process in which Petrobras is not a party, but whose decision projects effects on all claims against the Finance Public. Thus, during 2018, the company recognized only interest income in the amount of R$ 344 and maintained the update by TR until there was a final decision by the STF regarding IPCA-E.

In October 2019, the STF dismissed the Federal Government's appeal, maintaining the correction by the IPCA-E. Considering that the STF decision mentioned above has not yet become final and that the Federal Union may challenge the Compliance with Judgment to be presented by Petrobras, the update in relation to the IPCA-E remains classified as a contingent asset and totals R$ 1,117 on December 31, 2019.

On November 1, 2019, Petrobras presented Compliance with Judgment in the case file, intending to pay the amounts due by the Federal Union, being in progress the challenge period.

As of December 31, 2019, the amount to be reimbursed by the Federal Government, plus interest and adjusted by the TR is R$ 1,226 (R$ 1191 on December 31, 2018), and is classified in accounts receivable not current.

37.9.	Key management personnel

Compensation of key management personnel

Petrobras' job and salary plan, benefits and benefits plan and specific legislation establish the criteria for all remuneration attributed by the company to its employees and officers.

The remunerations of employees, including those occupying managerial functions, and Petrobras directors for the months of December 2019 and 2018 were as follows:

	In Reais
Compensation of employees	Dec/2019	Dec/2018
Lowest compensation	3,820.07	3,707.32
Average compensation	19,664.95	18,892.94
Highest compensation	103,659.27	103,659.27

Compensation of highest paid Petrobras officer	116,761.20	116,761.20

The total compensation of the members of the board of directors and executive board of Petrobras Controladora is based on the guidelines established by the Secretariat for Coordination and Governance of State-Owned Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented to follow:

	Jan-Dec/2019			Jan-Dec/2018
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	11.9	0.7	12.6	13.0	1.0	14.0
Social security and other employee-related taxes	3.8	0.1	3.9	3.7	0.2	3.9
Post-employment benefits (pension plan)	1.0	−	1.0	1.0	−	1.0
Variable compesation	10.8	−	10.8	5.3	−	5.3
Benefits due to termination of tenure	1.6	0.1	1.7	2.0	−	2.0
Total compensation recognized in the statement of income	29.1	0.9	30.0	25.0	1.2	26.2
Total compensation paid	22.4	0.9	23.3	17.6	1.2	18.8
Average number of members in the period (*)	7.67	9.75	17.42	7.92	10.08	18.00
Average number of paid members in the period (**)	7.67	5.00	12.67	7.92	6.00	13.92

(*) Monthly average number of members.
(**) Monthly average number of paid members.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

In the year of 2019, the consolidated expense with the total remuneration of directors and board members of the Petrobras System totaled R$ 84.1 (R$ 70.92 in the year of 2018, excluding discontinued operations).

On April 25, 2019, the Annual Shareholders' Meeting set the remuneration of the administrators (Executive Board and Board of Directors) at up to R$ 32.2 as the global compensation limit to be paid in the period between April 2019 and March 2020 .

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered in addition to the global remuneration limit set for the managers, that is, the perceived values are not classified as management remuneration.

On September 30, 2019, the Extraordinary General Meeting approved a change in the overall remuneration of the managers, given the creation of the Executive Board of Digital Transformation and Innovation, setting at up to R$ 34.2 the global compensation limit to be paid in the period between April 2019 and March 2020.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board Member, as established in art. 38, § 8 of Decree nº 8.945, of December 27, 2016 and they were entitled to a total remuneration of R$ 1.7 million in the period from January to December 2019 (R $ 2.0 million, considering charges social).

The Variable Compensation Program of the members of the Executive Board is conditioned to the fulfillment of prerequisites and performance indicators. The variable remuneration to be paid varies according to the percentage of achievement of the goals and its payment is deferred in 5 years.

Exemption from damage (indemnity)

The company's bylaws establishes the obligation to indemnify and keep the officers without losses, members with statutory functions and other employees and agents that legally act through officers’ delegation, so as to cope with certain expenses related to arbitration, judicial or administrative processes that involve acts performed in the exercise of their duties or powers, since the date of your possession or the since the beginning of the contractual relation with the Company.

The contract coverage period started on December 18, 2018 and continues until the following events occur, whichever happens last: (i) the end of the 5th (fifth) year after the date on which the Beneficiary leaves, for any reason, to exercise the mandate, function or position; (ii) the expiry of the period necessary for the final decision of any Process to which the Beneficiary is a party due to the practice of a Regular Management Act; or (iii) the expiration of the statutory statutory period for events that may generate the indemnity obligations by the Company, including, but not limited to, the statutory statutory statutory period, even if such term is applied by administrative authorities. The maximum exposure established by the company (global limit for all possible indemnities) until April 2020 is R$ 1,950 (US$ 500 million).

The indemnity contracts will not cover: (i) acts that have insurance policy coverage contracted by the Company, as formally recognized and implemented by the insurer (ii) acts are performed outside the regular exercise of the Beneficiary's duties or powers; (iii) there is a practice of act in bad faith, deceit, serious fault or fraud on the part of the Beneficiaries; (iv) there is a practice of self-interest or of third parties, to the detriment of the company's social interest; (v) there is an obligation to pay indemnities resulting from social action provided for in article 159 of Law 6.404 / 76 or the compensation of losses referred to in art. 11, § 5, II of Law 6,385 / 76; (vi) other cases in which there is a situation of manifest conflict of interest with the company. It is worth mentioning that after a final irrecoverable decision, if it remains proven that the act performed by the beneficiary is not subject to indemnity, the beneficiary is obliged to return the amounts advanced to the company.

In relation to potential conflicts of interest, it is important to mention that the company will hire external professionals, with an unblemished, impartial and independent reputation, and with robust experience to analyze any claim for damages, in order to analyze whether or not the act will be subject to coverage. In addition, the coverage beneficiary is prevented from participating in meetings or discussions regarding approval of the payment of his own expenses.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

(In millions of reais, unless otherwise indicated)

38.	Supplemental information on statement of cash flows

	Consolidated		Parent Company
	2019	2018	2019	2018
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	4,567	3,069	4,549	2,985

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	290	521	11,204	1,747
Lease (*)	9,100	−	9,947	−
Provision/(reversals) for decommissioning costs	22,633	18,187	22,699	18,193
Use of deferred tax and judicial deposit for the payment of contingency	14	222	−	138
Exports prepaid	−	−	52,935	34,161

(*) The effects arising from the adoption of IFRS 16 are set out in note 33.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

This additional information on the company's oil and gas exploration and production activities has been prepared in accordance with FASB Coding Topic 932. Items (a) to (c) contain information on historical costs, referring to costs incurred in exploration, acquisition and development of areas, capitalized costs and results of operations. Items (d) and (e) contain information on the volume of estimated net reserves, the standardized measurement of discounted future net cash flows relating to proven reserves and changes in estimated discounted future net cash flows.

On December 31, 2019, the company maintains activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The information presented related to equity-invested investments refers to the operations of Petrobras Oil and Gas BV (PO&G) in Nigeria, Africa (note 30.1), and the joint venture operations, in which Murphy Exploration & Production Company (Murphy) has an 80% interest and Petrobras America Inc. (PAI) has a 20% interest , in the United States of America, North America. The company discloses its field reserves in the countries of Brazil, the United States of America, Nigeria and Argentina. Field reserves in Bolivia are not disclosed, as the Constitution of this country does not permit such disclosure. In Colombia, our activities are exploratory, and therefore, there are no associated reserves.

a) Capitalized costs relating to oil and gas producing activities

As set out in note 26, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 23.3 and 24.2 presents the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2019
Unproved oil and gas properties	92,958	473	−	−	473	93,431	−
Proved oil and gas properties	326,739	545	−	−	545	327,284	16,938
Support Equipment	355,865	2,770	−	3	2,773	358,638	−
Gross Capitalized costs	775,562	3,788	−	3	3,791	779,353	16,938
Depreciation, depletion and amortization	(206,905)	(2,341)	−	(3)	(2,344)	(209,249)	(6,810)
Net capitalized costs	568,657	1,447	−	−	1,447	570,104	10,128
December 31, 2018
Unproved oil and gas properties	23,245	435	−	−	435	23,680	15,852
Proved oil and gas properties	343,198	559	1	−	560	343,758	22
Support Equipment	324,790	2,516	−	1,508	4,024	328,814	−
Gross Capitalized costs	691,233	3,510	1	1,508	5,019	696,252	15,874
Depreciation, depletion and amortization	(235,935)	(2,107)	(1)	(113)	(2,221)	(238,156)	(5,464)
Net capitalized costs	455,298	1,403	−	1,395	2,798	458,096	10,410
December 31, 2017
Unproved oil and gas properties	19,195	361	−	−	361	19,556	−
Proved oil and gas properties	318,214	366	15,401	−	15,767	333,980	10,369
Support Equipment	284,558	2,005	267	1,298	3,570	288,128	19
Gross Capitalized costs	621,966	2,732	15,668	1,298	19,698	641,664	10,388
Depreciation, depletion and amortization	(209,213)	(1,666)	(7,334)	(39)	(9,040)	(218,253)	(4,257)
Net capitalized costs	412,753	1,065	8,334	1,259	10,658	423,411	6,131

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

b) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2019
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved (*)	68,612	−	−	−	−	68,612	−
Exploration costs	4,259	43	−	−	43	4,302	10
Development costs	27,079	25	−	−	25	27,104	590
Total	99,950	68	−	−	68	100,018	600
December 31, 2018
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved	3,285	−	−	−	−	3,285	−
Exploration costs	2,759	37	2	−	39	2,799	18
Development costs	35,101	118	831	−	949	36,050	916
Total	41,145	155	833	−	988	42,134	934
December 31, 2017
Acquisition costs:
Proved	−	−	−	−	−	−	−
Unproved	2,932	−	−	−	−	2,932	−
Exploration costs	3,905	106	14	−	121	4,026	12
Development costs	36,898	75	734	−	809	37,707	939
Total	43,735	181	748	−	930	44,665	951
(*) Mainly acquisition of oil exploration rights - Transfer of Rights, according to note 23.4

c)Results of operations for oil and gas producing activities

The results of the company's operations related to oil and natural gas production activities for the years ended December 31, 2019, 2018 and 2017 are presented in the table below. The company transfers substantially all of its domestic production of crude oil and natural gas to its RTC segment in Brazil. The transfer prices calculated using the methodology adopted by the company may not be indicative of the price that the company could obtain for the product if it were sold in an unregulated spot market. In addition, prices calculated using this methodology may also not be indicative of future prices to be realized by the company. The prices adopted for natural gas are those contracted with third parties.

Production costs are the extraction costs incurred to operate and maintain productive wells and the corresponding equipment and facilities, which include costs of labor, materials, supplies, fuel consumed in operations and the cost of operating units. natural gas processing.

Exploration expenses include the costs of geological and geophysical activities and projects with no economic viability. Depreciation, depletion and amortization expenses refer to assets used in exploration and development activities. In accordance with SEC Coding Topic 932 - Extraction Activities - Oil and Natural Gas, income tax is based on nominal rates, considering allowable deductions. Financial expenses and income were not included in the following results.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

	Consolidated						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2019
Net operation revenues
Sales to third parties	3,500	684	−	−	684	4,184	4,353
Intersegment	195,244	1	−	−	1	195,245	−
	198,744	685	−	−	685	199,429	4,353
Production costs	(62,121)	(274)	−	−	(274)	(62,395)	(485)
Exploration expenses	(3,174)	(23)	−	−	(23)	(3,197)	(22)
Depreciation, depletion and amortization	(45,104)	(145)	−	(50)	(195)	(45,299)	(1,140)
Impairment of oil and gas properties	(6,340)	−	−	(1,687)	(1,687)	(8,027)	−
Other operating expenses	(5,446)	(59)	174	(145)	(30)	(5,476)	(71)
Results before income tax expenses	76,559	184	174	(1,882)	(1,524)	75,035	2,635
Income tax expenses	(26,029)	(63)	(59)	640	518	(25,511)	(1,060)
Results of operations (excluding corporate overhead and interest costs)	50,530	121	115	(1,242)	(1,006)	49,524	1,575
December 31, 2018
Net operation revenues
Sales to third parties	4,183	698	3,682	−	4,380	8,563	1,499
Intersegment	182,982	1	−	−	1	182,983	−
	187,165	699	3,682	−	4,381	191,546	1,499
Production costs	(72,111)	(283)	(560)	−	(843)	(72,954)	(162)
Exploration expenses	(1,875)	(27)	(2)	−	(29)	(1,904)	(7)
Depreciation, depletion and amortization	(31,621)	(145)	(804)	(75)	(1,024)	(32,645)	(433)
Impairment of oil and gas properties	(2,573)	−	(2,775)	−	(2,775)	(5,348)	−
Other operating expenses	(8,497)	(3,227)	(340)	(147)	(3,714)	(12,211)	(51)
Results before income tax expenses	70,488	(2,983)	(799)	(222)	(4,004)	66,484	846
Income tax expenses	(23,966)	1,014	272	75	1,361	(22,605)	(618)
Results of operations (excluding corporate overhead and interest costs)	46,522	(1,969)	(527)	(147)	(2,643)	43,879	228
December 31, 2017
Net operation revenues
Sales to third parties	1,538	687	2,317	−	3,004	4,542	1,423
Intersegment	130,194	1	−	−	1	130,195	−
	131,732	688	2,317	−	3,005	134,737	1,423
Production costs	(57,160)	(228)	(520)	−	(748)	(57,908)	(164)
Exploration expenses	(2,199)	(119)	(245)	−	(364)	(2,563)	5
Depreciation, depletion and amortization	(30,220)	(141)	(963)	(25)	(1,129)	(31,349)	(394)
Impairment of oil and gas properties	556	(43)	(371)	−	(414)	142	−
Other operating expenses	(8,174)	(40)	(410)	(889)	(1,339)	(9,513)	(61)
Results before income tax expenses	34,535	117	(192)	(914)	(989)	33,546	809
Income tax expenses	(11,742)	(40)	65	311	336	(11,406)	(316)
Results of operations (excluding corporate overhead and interest costs)	22,793	77	(127)	(603)	(653)	22,140	493

d) Reserve information

As presented in note 4.1, the proven reserves of oil and natural gas are the volumes of oil and natural gas that, through analysis of geoscience and engineering data, can be estimated with reasonable certainty as from a certain date, economically recoverable from known reservoirs and with the economic conditions, operational techniques and existing government regulations, until the expiration of the contracts that provide for the right of operation, unless evidence gives reasonable certainty of the renewal. The hydrocarbon extraction project must have started or there must be reasonable certainty that the project will be started within a reasonable time. These estimates of oil and natural gas reserves require a high level of judgment and complexity, and influence different items in the company's financial statements.

The net proven reserves of oil and natural gas estimated by the company and the corresponding movements for the years of 2019, 2018 and 2017 are shown in the table below. Proved reserves have been estimated in accordance with the Securities and Exchange Commission definitions of reserves.

Proven developed oil and gas reserves are proven reserves that can be recovered: (i) through existing wells, equipment and operating methods or where the cost of necessary equipment is relatively lower compared to the cost of a new well; and (ii) through extraction equipment installed and infrastructure in operation at the time of estimating reserves, if extraction is done by means that do not include a well.

In some cases, there is a need for substantial new investments in additional wells and equipment to recover these proven reserves, which are called undeveloped proven reserves.

Reserve estimates are subject to variations due to technical uncertainties in the reservoir and changes in economic scenarios.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

The following tables present a summary of the annual movements in the proven oil reserves (in millions of barrels):

Proved developed and undeveloped reserves - Consolidated Entities - (*)
		Abroad
	Crude oil in Brazil	South America	North America	Africa	Total of crude oil abroad	Synthetic oil in Brazil	Total
Reserves at December 31, 2016	8,063.0	0.8	96.4	−	97.3	6.8	8,167.1
Revisions of previous estimates	649.3	0.3	31.4	−	31.7	0.2	681.1
Extensions and discoveries	69.1	0.3	−	−	0.3	−	69.4
Improved Recovery	212.7	−	−	−	−	−	212.7
Production for the year	(744.6)	(0.2)	(13.2)	−	(13.4)	(1.0)	(759.0)
Reserves at December 31, 2017 (1)	8,249.4	1.2	114.6	−	115.8	6.0	8,371.3
Transfers by loss of control (2)	−	−	(100.4)	−	(100.4)	−	(100.4)
Revisions of previous estimates	342.7	−	−	−	−	(0.3)	342.5
Extensions and discoveries	308.5	0.6	−	−	0.6	−	309.1
Improved Recovery	224.2	−	−	−	−	−	224.2
Sales of reserves	(254.8)	−	−	−	−	−	(254.8)
Production for the year	(701.3)	(0.3)	(14.3)	−	(14.5)	(0.9)	(716.8)
Reserves at December 31, 2018	8,168.7	1.6	−	−	1.6	4.8	8,175.1
Revisions of previous estimates	718.8	−	−	−	−	−	718.8
Extensions and discoveries	17.5	−	−	−	−	3.6	21.1
Sales of reserves	(68.3)	−	−	−	−	−	(68.3)
Production for the year	(753.9)	(0.2)	−	−	(0.2)	(0.8)	(754.8)
Reserves at December 31, 2019	8,082.8	1.4	−	−	1.4	7.7	8,091.9
(1) In 2017, total proved reserves includes 263.7 million barrels related to assets held for sale.

(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.

(*) Apparent differences in the sum of the numbers are due to rounding off.

Proved developed and undeveloped reserves – Equity Method Investees(*)
		Abroad
	Crude oil in Brazil	South America	North America	Africa	Total of crude oil abroad	Synthetic oil in Brazil	Total
Reserves at December 31, 2016	−	−	−	69,0	69,0	−	69,0
Revisions of previous estimates	−	−	−	2,6	2,6	−	2,6
Production for the year	−	−	−	(8,2)	(8,2)	−	(8,2)
Reserves at December 31, 2017	−	−	−	63,4	63,4	−	63,4
Transfers by loss of control (2)	−	−	100,4	−	100,4	−	100,4
Revisions of previous estimates	−	−	(0,9)	3,7	2,9	−	2,9
Sales of reserves	−	−	(80,4)	−	(80,4)	−	(80,4)
Acquisition of reserves	−	−	7,9	−	7,9	−	7,9
Production for the year	−	−	(0,4)	(7,3)	(7,7)	−	(7,7)
Reserves at December 31, 2018 (1)	−	−	26,6	59,8	86,4	−	86,4
Revisions of previous estimates	−	−	0,7	(6,5)	(5,8)	−	(5,8)
Extensions and discoveries	−	−	−	0,6	0,6	−	0,6
Production for the year	−	−	(4,7)	(12,3)	(16,9)	−	(16,9)
Reserves at December 31, 2019 (1)	−	−	22,7	41,6	64,2	−	64,2

(1) In 2018, the total proved reserves include the value of 59.8 million barrels referring to assets held for sale (PO&G). In 2019, total proved reserves include 41.6 million barrels of assets held for sale (PO&G).

(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.

(*) Apparent differences in the sum of the numbers are due to rounding off.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

Proved developed and undeveloped reserves - Consolidated Entities - (*)
		Abroad
	Natural Gas in Brazil	South America	North America	Africa	Total Natural Gas Abroad	Brazil's Synthetic Gas	Total
Reserves at December 31, 2016	8,394.0	113.9	87.2	−	201.1	9.2	8,604.3
Revisions of previous estimates	(81.5)	19.5	(24.9)	−	(5.5)	0.1	(86.9)
Extensions and discoveries	37.4	41.0	−	−	41.0	−	78.4
Improved Recovery	204.2	−	−	−	−	−	204.2
Production for the year	(877.9)	(14.2)	(21.3)	−	(35.5)	(1.2)	(914.6)
Reserves at December 31, 2017 (1)	7,676.1	160.2	40.9	−	201.1	8.1	7,885.3
Transfers by loss of control (2)	−	−	(36.8)	−	(36.8)	−	(36.8)
Revisions of previous estimates	737.2	−	−	−	−	(1.0)	736.2
Extensions and discoveries	136.8	70.1	−	−	70.1	−	206.9
Improved Recovery	207.6	−	−	−	−	−	207.6
Sale of reserves	(165.5)	−	−	−	−	−	(165.5)
Production for the year	(801.8)	(16.2)	(4.1)	−	(20.3)	(1.3)	(823.5)
Reserves at December 31, 2018	7,790.5	214.1	−	−	214.1	5.7	8,010.3
Revisions of previous estimates	1,415.7	(42.3)	−	−	(42.3)	−	1,373.4
Extensions and discoveries	15.3	−	−	−	−	7.6	22.9
Sale of reserves	(24.0)	−	−	−	−	−	(24.0)
Production for the year	(816.9)	(15.5)	−	−	(15.5)	(1.2)	(833.7)
Reserves at December 31, 2019	8,380.6	156.3	−	−	156.3	12.1	8,549.0
(1) In 2017, total proved reserves includes 173.7 billion cubic feet related to assets held for sale.

(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.

(*) Apparent differences in the sum of the numbers are due to rounding off.

Proved developed and undeveloped reserves – Equity Method Investees(*)
		Abroad
	Natural Gas in Brazil	South America	North America	Africa	Total Natural Gas Abroad	Brazil's Synthetic Gas	Total
Reserves at December 31, 2016	−	−	−	12,5	12,5	−	12,5
Revisions of previous estimates	−	−	−	5.7	5.7	−	5.7
Production for the year	−	−	−	(0.9)	(0.9)	−	(0.9)
Reserves at December 31, 2017	−	−	−	17.3	17.3	−	17.3
Transfers by loss of control (2)	−	−	36.8	−	36.8	−	36.8
Revisions of previous estimates	−	−	(3.1)	34.8	31.8	−	31.8
Sale of reserves	−	−	(29.7)	−	(29.7)	−	(29.7)
Acquisition of reserves	−	−	6.9	−	6.9	−	6.9
Production for the year	−	−	(0.1)	(4.8)	(4.9)	−	(4.9)
Reserves at December 31, 2018 (1)	−	−	10.8	47.3	58.1	−	58.1
Revisions of previous estimates	−	−	0.1	10.9	11.0	−	11.0
Extensions and discoveries	−	−	−	0.3	0.3	−	0.3
Production for the year	−	−	(1.7)	(11.3)	(13.0)	−	(13.0)
Reserves at December 31, 2019 (1)	−	−	9.2	47.2	56.4	−	56.4

(1) In 2018, the total of proven reserves includes the value of 47.3 billion cubic feet referring to assets held for sale (PO&G). In 2019, the total of proven reserves includes the value of 47.2 billion cubic feet referring to assets held for sale (PO&G).

(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.

(*) Apparent differences in the sum of the numbers are due to rounding off.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

The production of natural gas presented in these tables is the volume extracted from our proven reserves, including gas consumed in operations and excluding reinjected gas. Our disclosed proven gas reserves include volumes of gas consumed, which represent 34% of our total proven natural gas reserve in 2019.

The tables below summarize information about changes in proven oil and gas reserves, in millions of barrels of oil equivalent, from our consolidated and equity-invested entities for 2019, 2018 and 2017:

Proved developed and undeveloped reserves - Consolidated Entities - (*)
		Abroad
	Oil equivalent in Brazil	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2016	9,462.0	19.8	111.0	−	130.8	8.3	9,601.1
Revisions of previous estimates	635.7	3.5	27.2	−	30.7	0.2	666.6
Extensions and discoveries	75.4	7.1	−	−	7.1	−	82.5
Improved Recovery	246.7	−	−	−	−	−	246.7
Production for the year	(891.0)	(2.6)	(16.7)	−	(19.3)	(1.2)	(911.4)
Reserves at December 31, 2017 (1)	9,528.8	27.9	121.5	−	149.3	7.4	9,685.5
Transfers by loss of control (2)	−	−	(106.5)	−	(106.5)	−	(106.5)
Revisions of previous estimates	465.6	−	−	−	−	(0.4)	465.2
Extensions and discoveries	331.3	12.3	−	−	12.3	−	343.6
Improved Recovery	258.8	−	−	−	−	−	258.8
Sales of reserves	(282.4)	−	−	−	−	−	(282.4)
Production for the year	(834.9)	(3.0)	(15.0)	−	(17.9)	(1.2)	(854.0)
Reserves at December 31, 2018	9,467.1	37.2	−	−	37.2	5.8	9,510.1
Revisions of previous estimates	954.7	(7.0)	−	−	(7.0)	−	947.7
Extensions and discoveries	20.1	−	−	−	−	4.9	25.0
Sales of reserves	(72.3)	−	−	−	−	−	(72.3)
Production for the year	(890.0)	(2.8)	−	−	(2.8)	(1.0)	(893.8)
Reserves at December 31, 2019	9,479.6	27.4	−	−	27.4	9.7	9,516.7
(1) In 2017, total proved reserves includes 292.7 million barrels of oil equivalent related to assets held for sale.

(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.

(*) Apparent differences in the sum of the numbers are due to rounding off.

Proved developed and undeveloped reserves – Equity Method Investees(*)

		Abroad
	Oil equivalent in Brazil	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2016	−	−	−	71.1	71.1	−	71.1
Revisions of previous estimates	−	−	−	3.5	3.5	−	3.5
Production for the year	−	−	−	(8.3)	(8.3)	−	(8.3)
Reserves at December 31, 2017	−	−	−	66.3	66.3	−	66.3
Transfers by loss of control (2)	−	−	106.5	−	106.5	−	106.5
Revisions of previous estimates	−	−	(1.4)	9.6	8.2	−	8.2
Sales of reserves	−	−	(85.4)	−	(85.4)	−	(85.4)
Acquisition of reserves	−	−	9.1	−	9.1	−	9.1
Production for the year	−	−	(0.5)	(8.1)	(8.6)	−	(8.6)
Reserves at December 31, 2018 (1)	−	−	28.4	67.7	96.1	−	96.1
Revisions of previous estimates	−	−	0.7	(4.7)	(4.0)	−	(4.0)
Extensions and discoveries	−	−	−	0.6	0.6	−	0.6
Production for the year	−	−	(4.9)	(14.1)	(19.1)	−	(19.1)
Reserves at December 31, 2019 (1)	−	−	24.2	49.5	73.6	−	73.6

(1) In 2018, total proved reserves includes 67.7 million barrels of oil equivalent related to PO&G assets held for sale. In 2019, total proved reserves includes 49.5 million barrels  of oil equivalent related to PO&G assets held for sale.

(2) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.

(*) Apparent differences in the sum of the numbers are due to rounding off.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

Proved developed and undeveloped reserves -Consolidated and Equity Method Investees (*)
		Abroad
	Oil equivalent in Brazil	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2016	9,462.0	19.8	111.0	71.1	201.8	8.3	9,672.2
Revisions of previous estimates	635.7	3.5	27.2	3.5	34.3	0.2	670.1
Extensions and discoveries	75.4	7.1	−	−	7.1	−	82.5
Improved Recovery	246.7	−	−	−	−	−	246.7
Production for the year	(891.0)	(2.6)	(16.7)	(8.3)	(27.7)	(1.2)	(919.8)
Reserves at December 31, 2017 (1)	9,528.8	27.9	121.5	66.3	215.6	7.4	9,751.7
Revisions of previous estimates	465.6	−	(1.4)	9.6	8.2	(0.4)	473.3
Extensions and discoveries	331.3	12.3	−	−	12.3	−	343.6
Improved Recovery	258.8	−	−	−	−	−	258.8
Sales of reserves	(282.4)	−	(85.4)	−	(85.4)	−	(367.8)
Acquisition of reserves	−	−	9.1	−	9.1	−	9.1
Production for the year	(834.9)	(3.0)	(15.4)	(8.1)	(26.5)	(1.2)	(862.6)
Reserves at December 31, 2018 (1)	9,467.1	37.2	28.4	67.7	133.3	5.8	9,606.2
Revisions of previous estimates	954.7	(7.0)	0.7	(4.7)	(11.0)	−	943.7
Extensions and discoveries	20.1	−	−	0.6	0.6	4.9	25.6
Sales of reserves	(72.3)	−	−	−	−	−	(72.3)
Production for the year	(890.0)	(2.8)	(4.9)	(14.1)	(21.9)	(1.0)	(912.8)
Reserves at December 31, 2019 (1)	9,479.6	27.4	24.2	49.5	101.1	9.7	9,590.4

(1) In 2017, total proved reserves includes 292.7 million barrels  of oil equivalent related to assets held for sale in Brazil; in 2018, includes 67.7 million barrels of oil equivalent related to PO&G assets held for sale in Africa; and in 2019,  includes 49.5 million barrels of oil equivalent related to assets held for sale in Africa (PO&G).

(*) Apparent differences in the sum of the numbers are due to rounding off.

In 2019, we incorporated 943.7 million boe of reserves proved by revisions of previous estimates, composed of:

(i) addition of 529.1 million boe due to technical reviews, mainly associated with good performance and the greater production history of pre-salt reservoirs in the Santos Basin;

(ii) addition of 266.8 million boe referring to contractual revisions, including the reallocation of volumes due to the revision of the Transfer of Rights contract, and the extension of concession contracts in Brazil;

(iii) addition of 242.6 million boe due to the approval of new projects in the Santos, Campos and Espírito Santo Basins; and

(iv) a 94.8 million boe reduction due to economic revisions, mainly due to the price reduction.

We also incorporated 25.6 million boe into our proved reserves due to discoveries and extensions, mainly in the Santos Basin pre-salt, and reduced 72.3 million boe from our proven reserves due to proven reserve sales.

Considering the production of 912.8 million boe in 2019 and the variations above, the company's total proven reserve resulted in 9,590.4 million boe in 2019. Production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. The production also does not consider volumes of injected gas, the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

In 2018, we incorporated 473.3 million boe of reserves proved by revisions to previous estimates, of which 233.5 million boe due to economic revisions, mainly due to the price increase, and 239.9 million boe mainly due to revisions techniques, due to the good performance of the pre-salt reservoirs in the Santos and Campos basins, both in Brazil. In addition, we incorporated 258.8 million boe into our proved reserves resulting from positive responses to supplemental recovery (water injection) and 343.6 million boe into our proven reserves due to discoveries and extensions, mainly in the pre-salt of the Basin Santos.

We reduced 367.8 million boe from our proved reserves due to the sale of reserves and increased 9.1 million in our proved reserves due to reserve purchases, resulting in a net reduction effect of 358.7 million boe on our proved reserves due to buying and selling.

Considering the production of 862.6 million boe in 2018 and the variations above, the company's total proven reserve resulted in 9,606.2 million boe. This production of 862.6 million boe refers to volumes that were included in our reserves and, therefore, does not consider liquids of natural gas (except in North America), since the reserve is estimated at a reference point prior to the gas processing, and also does not consider the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution prohibits the disclosure and registration of reserves.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

In 2017, we incorporated 670.1 million boe of reserves proved by revisions of previous estimates, of which 355.4 million boe due to economic revisions, mainly due to the price increase, and 314.7 million boe due to revisions techniques, mainly due to the better response of reservoirs of production systems in operation in the pre-salt, in the Santos and Campos Basin, both in Brazil.

Additionally, we incorporated 246.7 million boe into our proved reserves as a result of positive responses from the supplementary recovery mechanism (water injection), and added 82.5 million boe to our proved reserves due to extensions and discoveries, mainly in the Santos.

Considering a production of 919.8 million boe in 2017, the company's total proven reserve resulted in 9,751.7 million boe.

The following tables show the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2017
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,282.2	6.0	4,515.9	8.1	5,042.2
South America, outside Brazil	0.7	−	56.7	−	10.2
North America	72.1	−	24.2	−	76.1
Total Consolidated Entities	4,355.0	6.0	4,596.8	8.1	5,128.5
Africa	29.6	−	9.3	−	31.1
Total Equity Method Investees	29.6	−	9.3	−	31.1
Total Consolidated and Equity Method Investees (1)	4,384.6	6.0	4,606.0	8.1	5,159.6
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,967.2	−	3,160.2	−	4,493.9
South America, outside Brazil	0.5	−	103.5	−	17.7
North America	42.6	−	16.7	−	45.3
Total Consolidated Entities	4,010.2	−	3,280.5	−	4,557.0
Equity Method Investees
Africa	33.8	−	8.0	−	35.1
Total Equity Method Investees	33.8	−	8.0	−	35.1
Total Consolidated and Equity Method Investees (1)	4,044.0	−	3,288.5	−	4,592.1
Total proved reserves (developed and undeveloped)	8,428.6	6.0	7,894.5	8.1	9,751.7

(1) It includes amounts related to assets held for sale (191.9 million barrels of oil and 131.8 billion cubic feet of natural gas in net proved developed reserves and 71.9 million barrels of oil and 41.9 billion cubic feet of natural gas in net proved undeveloped reserves) in Brazil.

(*) Apparent differences in the sum of the numbers are due to rounding off.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

	2018
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,339.5	4.8	4,807.0	5.7	5,146.4
South America, outside Brazil	1.0	−	83.5	−	15.0
Total Consolidated Entities	4,340.5	4.8	4,890.5	5.7	5,161.4
Equity Method Investees
North America (2)	20.0	−	8.3	−	21.4
Africa	30.9	−	27.6	−	35.5
Total Equity Method Investees	51.0	−	35.9	−	56.9
Total Consolidated and Equity Method Investees (1)	4,391.5	4.8	4,926.4	5.7	5,218.3
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,829.2	−	2,983.5	−	4,326.4
South America, outside Brazil	0.5	−	130.6	−	22.3
Total Consolidated Entities	3,829.7	−	3,114.1	−	4,348.7
Equity Method Investees
North America (2)	6.5	−	2.5	−	6.9
Africa	28.9	−	19.7	−	32.2
Total Equity Method Investees	35.4	−	22.2	−	39.1
Total Consolidated and Equity Method Investees (1)	3,865.1	−	3,136.3	−	4,387.9
Total proved reserves (developed and undeveloped)	8,256.6	4.8	8,062.7	5.7	9,606.2

(1) It includes amounts related to assets held for sale (30.9 million barrels of oil and 27.6 billion cubic feet of natural gas in net proved developed reserves and 28.9 million barrels of oil and 19.7 billion cubic feet of natural gas in net proved undeveloped reserves) in Africa (PO&G).

(2) North America oil reserves includes 4.2% of natural gas liquid (NGL) in proved developed reserves and 3.6% of NGL in proved undeveloped reserves.
(*) Apparent differences in the sum of the numbers are due to rounding off.

	2019
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Total oil and gas
	(mmbbl)		(bncf)		(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,999.1	7.7	5,715.6	12.1	5,961.4
South America, outside Brazil (2)	0.9	−	66.9	−	12.1
Total Consolidated Entities	5,000.0	7.7	5,782.5	12.1	5,973.5
Equity Method Investees
North America (2)	18.2	−	7.0	−	19.4
Africa	37.1	−	44.7	−	44.6
Total Equity Method Investees	55.3	−	51.7	−	64.0
Total Consolidated and Equity Method Investees (1)	5,055.3	7.7	5,834.3	12.1	6,037.4
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	3,083.7	−	2,665.0	−	3,527.9
South America, outside Brazil (2)	0.5	−	89.3	−	15.4
Total Consolidated Entities	3,084.2	−	2,754.3	−	3,543.3
Equity Method Investees
North America (2)	4.4	−	2.2	−	4.8
Africa	4.5	−	2.4	−	4.9
Total Equity Method Investees	8.9	−	4.6	−	9.7
Total Consolidated and Equity Method Investees (1)	3,093.1	−	2,759.0	−	3,552.9
Total proved reserves (developed and undeveloped)	8,148.4	7.7	8,593.2	12.1	9,590.4

(1) It includes amounts related to assets held for sale (37.1 million barrels of oil and 44.7 billion cubic feet of natural gas in net proved developed reserves and 4.5 million barrels of oil and 2.4 billion cubic feet of natural gas in net proved undeveloped reserves) in Africa (PO&G).

(2) South America oil reserves includes 20.3% of natural gas liquid (NGL) in proved developed reserves and 52.9% in proved undeveloped reserves. North America oil reserves includes 3.8 % of natural gas liquid (NGL) in proved developed reserves and 5.3% of NGL in proved undeveloped reserves.

(*) Apparent differences in the sum of the numbers are due to rounding off.

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measurement of discounted future net cash flows, referring to the proven oil and natural gas reserves mentioned above, is made in accordance with SEC Coding Topic 932 - Extraction Activities - Oil and Natural Gas.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

Estimates of future cash inflows from production are calculated by applying the average price during the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the first price of each month within that period, unless the prices defined by contractual agreements, excluding indexes based on future conditions. Changes in future prices are limited to the variations provided for in existing contracts at the end of each year. The future costs of development and production correspond to the estimated future expenditures necessary to develop and extract the proved reserves estimated at the end of the year based on cost indications at the end of the year, based on the continuity of economic conditions at the end of the year. The estimated future income tax is calculated using the official rates in force at the end of the year. In Brazil, together with the income tax, future social contributions are included. The amounts presented as future income tax expenses include allowable deductions, to which the official rates apply. Net discounted future cash flows are calculated using 10% discount factors, applied in the middle of the year. This discounted future cash flow requires estimates of when future expenditures will be incurred and when reserves will be extracted, year by year.

The assessment determined by the SEC's Coding Topic 932 requires the adoption of assumptions regarding the timing and the value of future development and production costs. The calculations are made on December 31 of each year and should not be used as indicative of Petrobras' future cash flows or the value of its oil and natural gas reserves.

Information regarding the standardized measurement of discounted future net cash flows is presented originally in US dollars on the SEC's Form 20-F and has been translated into reais for presentation in these Financial Statements. Thus, in order to maintain consistency with the criteria used in the measurement of estimates of future cash inflows, as described above, the exchange rate used for the conversion of each period is based on the average quotation of the US dollar during the period 12 months prior to the closing date, determined as an unweighted arithmetic average of the quotation on the first business day of each month within that period. Exchange variations resulting from this conversion are shown as an accumulated translation adjustment in the flow movement tables, as follows.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

Discounted net future cash flows:

	Consolidated
	Brazil (2)	Abroad			Total	Equity Method Investees (3)
		South America	North America	Total Abroad
December 31, 2019
Future cash inflows	2,108,808	2,395	−	2,395	2,111,203	15,919
Future production costs	(1,072,063)	(1,121)	−	(1,121)	(1,073,184)	(5,309)
Future development costs	(135,183)	(554)	−	(554)	(135,737)	(2,026)
Future income tax expenses	(338,536)	(124)	−	(124)	(338,660)	(1,722)
Undiscounted future net cash flows	563,026	596	−	596	563,622	6,862
10 percent midyear annual discount for timing of estimated cash flows (1)	(216,190)	(325)	−	(325)	(216,515)	(1,305)
Standardized measure of discounted future net cash flows	346,836	271	−	271	347,107	5,556

December 31, 2018
Future cash inflows	2,188,096	4,044	-	4,044	2,192,140	22,235
Future production costs	(981,563)	(1,544)	-	(1,544)	(983,107)	(5,851)
Future development costs	(124,063)	(792)	-	(792)	(124,855)	(1,925)
Future income tax expenses	(405,518)	(330)	-	(330)	(405,848)	(3,709)
Undiscounted future net cash flows	676,952	1,378	-	1,378	678,330	10,749
10 percent midyear annual discount for timing of estimated cash flows (1)	(272,896)	(707)	-	(707)	(273,603)	(2,271)
Standardized measure of discounted future net cash flows	404,056	671	-	671	404,727	8,478

December 31, 2017
Future cash inflows	1,400,992	2,912	17,107	20,019	1,421,011	11,127
Future production costs	(679,781)	(1,314)	(7,311)	(8,625)	(688,406)	(2,734)
Future development costs	(149,113)	(469)	(2,071)	(2,540)	(151,653)	(1,671)
Future income tax expenses	(201,304)	(284)	(273)	(558)	(201,862)	(1,082)
Undiscounted future net cash flows	370,794	844	7,452	8,296	379,090	5,640
10 percent midyear annual discount for timing of estimated cash flows (1)	(167,574)	(441)	(2,256)	(2,697)	(170,271)	(1,513)
Standardized measure of discounted future net cash flows	203,220	404	5,196	5,599	208,819	4,127
(1) Semiannual capitalization
(2) Includes the amount of R$ 5,649 million related to assets classified as held for sale in 2017.

(3) Includes the amount of R$ 6,090 million related to PO&G assets classified as held for sale in 2018. Includes the amount of R$ 4,119 million related to PO&G assets classified as held for sale in 2019.

Apparent differences in the sum of the numbers are due to rounding off.

Changes in discounted net future cash flows:

	Consolidated
	Brazil (1)	Abroad			Total	Equity Method Investees (2)
		South America	North America	Total abroad
Balance at January 1, 2019	404,057	671	−	671	404,728	8,478
Sales and transfers of oil and gas, net of production cost	(136,564)	(256)	−	(256)	(136,822)	(3,117)
Development cost incurred	27,079	25	−	25	27,104	590
Net change due to purchases and sales of minerals in place	(5,460)	−	−	−	(5,460)	−
Net change due to extensions, discoveries and improved recovery related costs	1,515	−	−	−	1,515	−
Revisions of previous quantity estimates	72,093	(173)	−	(173)	71,920	32
Net change in prices, transfer prices and in production costs	(134,269)	(572)	−	(572)	(134,840)	(1,988)
Changes in estimated future development costs	(20,956)	234	−	234	(20,722)	(383)
Accretion of discount	40,406	98	−	98	40,504	959
Net change in income taxes	61,851	161	−	161	62,012	1,430
Other – unspecified	−	27	−	27	27	(979)
Cumulative translation adjustments	37,084	55	−	55	37,140	533
Balance at December 31, 2019	346,836	271	−	271	347,107	5,556

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

Balance at January 1, 2018	203,220	404	5,196	5,599	208,819	4,127
Transfers by loss of control (3)	−	−	(5,191)	(5,191)	(5,191)	5,547
Sales and transfers of oil and gas, net of production cost	(114,976)	(278)	(3,069)	(3,347)	(118,323)	(1,346)
Development cost incurred	35,101	118	831	949	36,050	916
Net change due to purchases and sales of minerals in place	(17,357)	−	−	−	(17,357)	(6,877)
Net change due to extensions, discoveries and improved recovery related costs	41,030	447	−	447	41,477	−
Revisions of previous quantity estimates	38,866	−	−	−	38,866	169
Net change in prices, transfer prices and in production costs	264,214	161	1,392	1,553	265,767	6,614
Changes in estimated future development costs	6,753	(275)	(429)	(704)	6,049	(339)
Accretion of discount	20,322	68	545	613	20,935	470
Net change in income taxes	(105,122)	(14)	−	(14)	(105,136)	(1,814)
Other – unspecified	−	(16)	−	(16)	(16)	433
Cumulative translation adjustments	32,006	56	725	781	32,787	576
Balance at December 31, 2018	404,057	671	−	671	404,728	8,478

Balance at January 1, 2017	121,455	346	2,925	3,271	124,726	2,058
Sales and transfers of oil and gas, net of production cost	(74,716)	(192)	(1,798)	(1,990)	(76,706)	(832)
Development cost incurred	36,898	75	734	809	37,707	939
Net change due to extensions, discoveries and improved recovery related costs	13,360	221	−	221	13,581	−
Revisions of previous quantity estimates	26,369	119	1,413	1,533	27,902	161
Net change in prices, transfer prices and in production costs	160,586	9	2,345	2,354	162,940	1,575
Changes in estimated future development costs	(50,665)	(98)	(461)	(559)	(51,224)	(80)
Accretion of discount	12,145	45	242	287	12,433	186
Net change in income taxes	(29,474)	(58)	(6)	(64)	(29,538)	(293)
Other – unspecified	−	(29)	79	50	50	608
Cumulative translation adjustments	(12,738)	(33)	(280)	(313)	(13,051)	(197)
Balance at December 31, 2017	203,220	404	5,196	5,599	208,819	4,127

(1) Includes the amount of R$ 5,649 million related to assets classified as held for sale in 2017.

(2) Includes the amount of R$ 6,090 million related to PO&G assets classified as held for sale in 2018. Includes the amount of R$ 4,119 million related to PO&G assets classified as held for sale in 2019.

(3) Amounts transferred from consolidated entities to equity method investees, as the Company concluded the operation that has resulted in the formation of a joint venture company ("JV"), of which Murphy Exploration & Production Company ("Murphy" ) has 80% stake and Petrobras America Inc ("PAI") 20% stake.

Apparent differences in the sum of the numbers are due to rounding off.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

Social Balance (unaudited)

	Consolidated
1- Calculation basis (*)	2019			2018
Consolidated sales revenues (SR)			302,245			310,255
Consolidated net income (loss) before profit sharing and taxes (OI)			47,242			38,967
Consolidated gross payroll (GP) (i)			33,073			28,544

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,013	3.06	0.34	1,015	3.56	0.33
Compulsory payroll charges	5,644	17.07	1.87	5,400	18.92	1.74
Pension	6,750	20.41	2.23	3,046	10.67	0.98
Health Care	2,389	7.22	0.79	2,098	7.35	0.68
Health and Safety	192	0.58	0.06	206	0.72	0.07
Education	316	0.96	0.10	285	1.00	0.09
Culture	12	0.04	−	1	−	−
Professional training and development	193	0.58	0.06	202	0.71	0.07
Day-care assistance	37	0.11	0.01	40	0.14	0.01
Profit sharing and Variable compensation program	2,722	8.23	0.90	2,591	9.08	0.84
Others	114	0.34	0.04	38	0.13	0.01
Total - Internal social indicators	19,382	58.60	6.41	14,922	52.28	4.81

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Social and environmental (I)	116	0.24	0.04	87	0.22	0.03
Culture	37	0.08	0.01	38	0.10	0.01
Sport	71	0.15	0.02	80	0.21	0.03
Total contributions for the community	224	0.47	0.07	205	0.53	0.07
Taxes (excluding payroll charges)	114,090	241.50	37.75	127,272	326.62	41.02
Total - External social indicators	114,314	241.98	37.82	127,477	327.14	41.09

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation	3,515	7.44	1.16	2,962	7.60	0.95
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company (II):	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

	Consolidated
5 - Indicators for the staff	2019			2018
Nº of employees at the end of the period			57,983			63,361
Nº of hired people during the period (III)			946			2,064
Nº of contracted employees (outsourcing) (IV)			103,133			116,065
Nº of student trainees (V)			530			700
Nº of employees older than 45 (VI)			24,842			25,223
Nº of women that work in the Company (VII)			9,331			10,518
% of leadership positions held by women (VII)			18.4%			18.1%
Nº of black people that work in the Company (VIII)			16,763			17,914
% of leadership positions held by Negroes (IX)			19.3%			17.7%
Nº of handicapped workers (X)			337			239

6 - Significant information with respect to the exercise of corporate citizenship	2019			Goals 2020
Ratio between the Company’s highest and lowest compensation (XI)			27.1			-
Total number of work accidents (XII)			1,271			1,000
The social and environmental projects developed by the Company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (XIII)	in the Company 25,203	in Procon 41	in Court 63	in the Company 7,119	in Procon -	in Court -
% of claims and criticisms attended or resolved: (XIII)	in the Company 96%	in Procon 65%	in Court 19%	In the Company 88%	in Procon -	in Court -
Total value added to distribute (in thousands of R$):	In 2019:		243,043	In 2018:		253,623
Distribution of added value:	53% government 13% employees 5% shareholders 21% third parties 8% retained			52% government 12% employees 3% shareholders 26% third parties 7% retained
7 – Other information (i) Composed of salaries, benefits, FGTS, INSS and other employee benefits.

I. Includes socio-environmental investment by Petrobras Controladora, Controlled Companies in Brazil (Transpetro, Liquigás and BR Distribuidora, with data referring to 07/29/2019 for the latter) and Controlled Companies Abroad (Colombia and Bolivia).

II. The Alert Limit for hazardous waste in 2019 was 123 thousand tons and the value realized in the period was approximately 118 thousand tons.

III. Information from the Petrobras System, which includes admissions through a public selection process in Brazil and other types of entry, both in Brazil and in companies controlled abroad.

IV. Since 2015, the data covers only employees of service providers that work at Petrobras Controladora's facilities.

V. Information regarding interns at Petrobras Controladora, Controlled Companies in Brazil (Transpetro, Breitener Energética, Breitener Tambaqui, Breitener Jaraqui, Gas Brasiliano and TBG; the others do not have internship programs) and Companies controlled abroad (Colombia; the others do not have trainees).

Vi. Information regarding employees of Petrobras Controladora, Controlled Companies in Brazil (Transpetro, Liquigás, Araucária, Breitener Energética, Breitener Tambaqui, Breitener Jaraqui, Gas Brasiliano, TBG, Termobahia, Termomacaé and Petrobras Biocombustível) and Controlled Companies Abroad (Argentina, Bolivia, Colombia, USA, Netherlands, England and Uruguay; Singapore, Libya and Turkey do not have employees over 45 years old).

VII. Information regarding employees of Petrobras Controladora, Controlled Companies in Brazil (Transpetro, Liquigás, Araucária, Breitener Energética, Breitener Tambaqui, Gas Brasiliano, TBG, Termobahia, Termomacaé and Petrobras Biocombustível) and Controlled Companies Abroad (Argentina, Bolivia, Colombia, Singapore , USA, Netherlands, England and Uruguay; Singapore, Libya and Turkey do not have female employees).

VIII. Information regarding employees of Petrobras Controladora, Controlled Companies in Brazil (Transpetro, Liquigás, Araucária, Breitener Energética, Breitener Jaraqui, Breitner Tambaqui, Gas Brasiliano, TBG, Termobahia and Termomacaé) who declared themselves black (black and brown). For cultural reasons in some countries, this information cannot be obtained and consolidated for all companies abroad.

IX. Of the total leadership positions at Petrobras Controladora held by employees who reported color / race, 19.3% are held by people who declare themselves black (brown and black). We do not have in our controls the self-declared race / color of those assigned to Petrobras Controladora (required), and it is not possible to include them in the count of blacks in management positions. For cultural reasons in some countries, this information cannot be obtained and consolidated for all companies abroad.

X. Data obtained through internal health records from medical analysis during occupational examinations of employees who declare themselves to be disabled or rehabilitated by the INSS. 2019 information covers only Petrobras Controller.

XI. Petrobras Controller's information.

XII. Refers to the number of injured. There is no specific target for the total number of accidents at work. The number presented for 2020 was estimated based on the Alert Limit established for the TOR indicator and the HHER (Men-Hour of Exposure to Risk) projected for the year. Additionally, there is the Top Metric the TAR (Recordable Accident Rate) indicator calculated at 0.76 for 2019, with an alert limit at 0.99 in 2020.

XIII. The information "in the company", "in Procon" and "in court" includes the number of complaints and criticisms received in 2019 by Petrobras Controladora, BR Distribuidora (until 07/29/2019) and Liquigás. There are no forecasts "in Procon" and "in court" for 2020.

SUPPLEMENTARY INFORMATION (Unaudited)

PETROBRAS

(In millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

In order to comply with rules of disclosure about the activities that, in accordance with the requirements of article 3 of Petrobras' Bylaws, are related to the achievement of public interest purposes under conditions different from those of any other private sector company operating in the same market, we summarize below the commitments in effect in the year 2018:

I – Priority Thermoelectric Program  –  (Programa Prioritário de Termeletricidade- PPT)

The Program, instituted by Decree nº 3.371, of February 24, 2000, aimed at the implantation of thermoelectric plants. These plants, members of the Priority Thermoelectricity Program, are entitled to a supply of natural gas for a period of up to 20 years, with a pre-established price and adjusted by American inflation. The supply of gas to the plants under this program, in 2019, generated revenues of approximately R$ 1,235 and costs of R$ 2,341, a result borne by the company's budget. As of December 31, 2019, the company had contracts in this modality with two plants and with a third plant the supply of natural gas occurs under a court order.

II– National Program for Rationalization of the Use of Oil and Gas Products  (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural – CONPET)

The Program, instituted through the Decree of July 18, 1991, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. We also participate in the Brazilian Labeling Program (PBE), in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which aims to stimulate the production and use of devices that use gas; in addition to other arrangements for drafting agreements with entities for the purpose of monitoring and guiding vehicle emissions. In 2019, the costs associated with CONPET, borne by the company's budget, were considered immaterial.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

PETROBRAS

Financial Statements as of December 31, 2019

BOARD OF DIRECTORS

EDUARDO BACELLAR LEAL FERREIRA
CHAIRMAN

ROBERTO CASTELLO BRANCO	NIVIO ZIVIANI	MARCELO MESQUITA DE SIQUEIRA FILHO
MEMBER	MEMBER	MEMBER

ANA LÚCIA POÇAS ZAMBELLI	JOÃO COX NETO	SONIA JULIA SULZBECK VILLALOBOS
MEMBER	MEMBER	MEMBER

DANILO FERREIRA DA SILVA		WALTER MENDES DE OLIVEIRA FILHO
MEMBER		MEMBER

EXECUTIVE BOARD

ROBERTO CASTELLO BRANCO
CHIEF EXECUTIVE OFFICER (President)

ANDREA MARQUES DE ALMEIDA	ANELISE QUINTÃO LARA	CARLOS ALBERTO PEREIRA DE OLIVEIRA
CHIEF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER	CHIEF REFINING AND NATURAL GAS EXECUTIVE OFFICER	CHIEF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER

EBERALDO DE ALMEIDA NETO	ROBERTO FURIAN ARDENGHY	RUDIMAR ANDREIS LORENZATTO
CHIEF CORPORATE AFFAIRS EXECUTIVE OFFICER	CHIEF INSTITUTIONAL RELATIONS EXECUTIVE OFFICER	CHIEF PRODUCTION DEVELOPMENT EXECUTIVE OFFICER

MARCELO BARBOSA DE CASTRO ZENKNER		NICOLÁS SIMONE
CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER		CHIEF DIGITAL TRANSFORMATION AND INOVATION EXECUTIVE OFFICER
RODRIGO ARAUJO ALVES CHIEF ACCOUNTING OFFICER (CAO) CHIEF ACCOUNTING OFFICER - CRC-RJ-115.881/O-3

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

PETROBRAS

Financial Statements as of December 31, 2019

The Capital Budget for 2020 of Petróleo Brasileiro S.A. includes total investments of R$ 39,414 million (thirty-nine billion, four hundred and fourteen million reais), of which R$ 31,045 million (thirty-one billion, forty-five million) to the Exploration & Production segment, R$ 6,234 million (six billion, two hundred and thirty-four million) to RNG (RTM, G&E segments) and R$ 2,135 million (two billion, one hundred and thirty-five million) to Corporate Segment.

The estimated amount for the capital budget will be served exclusively by own resources from the Company's operations.

Thus, based on article 196, of Law 6,404, dated 12.15.1976 (amended by Law 9,457, 5.05.1997), endorsed by Law 10,303/ 2001, PETROBRAS 'Board of Directors is proposing to this Ordinary General Meeting, with favorable opinion from the Fiscal Council, the approval of the Capital Budget for 2020, in the amount of R$ 39,414 million (thirty-nine billion, four hundred and fourteen million reais).

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction No. 480, of December 7, 2009, the president and directors of Petróleo Brasileiro SA - Petrobras, a publicly-held company, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i) reviewed, discussed and agreed with Petrobras' financial statements for the fiscal year ended December 31, 2019;

(ii) reviewed, discussed and agreed with the opinions expressed in the KPMG Auditores Independentes report, regarding Petrobras' financial statements for the fiscal year ended December 31, 2019.

Rio de Janeiro, February 19, 2020.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial and Investor Relations Executive Officer

Anelise Quintão Lara	Carlos Alberto Pereira de Oliveira

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

Eberaldo de Almeida Neto	Roberto Furian Ardenghy
Chief Corporate Affairs Executive Officer	Chief Institutional Relations Executive Officer

Rudimar Andreis Lorenzatto	Marcelo Barbosa de Castro Zenkner
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone
Chief Digital Transformation And Inovation Executive Officer

Independent auditors

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

The Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro – RJ
Opinion

We have audited the individual and consolidated financial statements financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company"), referred to as parent company and consolidated financial statements, respectively, which comprise the statement of Financial Position as of December 31, 2019, and the statement of income, the statement of Comprehensive Income, Statement of Changes in Shareholders’ equity and Statement of Cash Flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras, as at December 31, 2019, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting policies and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Basis for opinion

We conducted our audit in accordance with International and Brazilian Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent from the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements and are set forth on the Professional Code of Ethics for Accountants and on the professional standards issued by the Regional Association of Accountants, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

1 - Assessment of the valuation of the obligations for the defined benefit pension and health care plans
According to note 18 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension plans and health care plans that provide supplementary retirement benefits and medical care to its employees.

The determination of the actuarial obligation of the pension and health plans is dependent, in part, on the selection of certain actuarial assumptions. These assumptions include the discount rate and projected medical costs. The Company hires external actuaries to assist in the process of determining the actuarial assumptions and valuing the obligations under its pension and health care plans.

We considered the assessment of the valuation of the obligations for the defined benefit pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the impact that a change on these assumptions could have on the actuarial obligations of the pension and health care plans.

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates and projected medical costs;

- assessment of the scope, competency, and objectivity of the external actuaries hired to assist in estimating the obligations for the pension and health care plans, including  the nature and scope of the work performed, their professional qualifications and experience; and

- assessment, with the support of our specialists on actuarial calculation, of the assumptions such as discount rates and projected medical costs, including comparing them to external sources.

According to the evidence obtained from performing the procedures described above, we considered that the valuation of the actuarial liability is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2019.

2 - Evaluation of the impairment testing of exploration and production cash generating units (“CGUs”)
According to note 25 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

For the impairment of PP&E and intangible, the Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to their carrying value. The cash flow projections used to determine the recoverable amount are dependent on certain assumptions such as: average Brent oil price; exchange rate (Real/Dollar), capitalizing expenditures (”CAPEX”), operating expenditure (“OPEX”) and volume and timing of recovery of the oil and gas reserves, as well as the discount rate used in the cash flow.

The definition of exploration and production CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, consequently, alter the aggregation or segregation of the oil and gas assets into CGUs.

Due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and on the determination of the assumptions used on the future cash flows for each CGU, we considered this as a key audit matter.

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs and of the key assumptions used to estimate the recoverable amount;

- assessment of changes in exploration and production CGUs during the year, including an analysis of the operational factors considered by the Company for those changes, and comparing them to data obtained from internal and external sources;

- assessment of the recovery of oil and gas reserves estimates, by comparing it with volumes certified by external specialist hired by the Company and with historical data on production;

- assessment of CAPEX and OPEX used on the cash flow projection by comparing to the latest business plan approved by the Company and its long-term budgets; and

- assessment of Company’s ability to project cash flows by comparing the prior years’ estimated cash flows with actual Company´s cash flows for the year ended December 31, 2019.

- with the support of our corporate finance specialists, we assessed the key assumptions  used in the impairment testing such as the discount rates, future oil prices and the exchange rates by comparing them against external market data.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for the exploration and production CGUs are acceptable in the context of the financial statements taken as a whole, for the year ended December 31, 2019.

–
3 – Evaluation of provisions and disclosures for certain specific labor, civil and tax lawsuits
According to note 19 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company is involved in and tax, civil and labor lawsuits during the normal course of its activities.

The Company records provisions for these lawsuits when it is probable that an outflow of resource embodying economic benefits will be required to settle a present obligation and when the outflow can be reasonably estimated. The Company discloses a contingency whenever the likelihood of loss of the lawsuit is considered possible, or when the likelihood of loss is considered probable but it is not possible to reasonably estimate the amount of the outflow.

We considered this subject to be a key audit matter due to the level of judgment embedded on estimating the related amounts, and the likelihood of an outflow of resources, coming from the most significant labor, civil and tax lawsuits.

–

–

–

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of evaluating the lawsuits, including controls related to the review and approval of the determination of the likelihood of an outflow of resources, and the estimate of the amount, as well as controls over the individual and consolidated financial statement disclosures;

- assessment of the scope, competency, and objectivity of the internal and external legal counsel that support the Company on the definition of the estimated amounts, and the likelihood of an outflow of resources, as well as  their professional qualifications and experience;

- assessment of confirmations, received directly from the external legal counsels, that included an assessment of the likelihood of loss and the estimate of the loss amount. We compared these assessments and estimates to those used by the Company and evaluated the sufficiency of the legal contingency disclosures; and

- assessment of Company’s ability to prepare this estimate by comparing a sample of amounts paid upon resolution of legal proceedings during the year to the amounts previously provided for.

According to the evidence obtained from performing the procedures described above, we considered acceptable the level of provision for the lawsuits referred above, as well as to the respective disclosures in the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2019.

4 - Evaluation of the estimate of provision for decommissioning costs
According to note 20 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

As a consequence of its operations, the Company incurs on costs related to the obligation to restore the area environment upon abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration and the dismantlement and removal of oil and gas production facilities as well as the timing and estimated costs of the abandonment.

We identified the evaluation of the estimate as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental rapair, and the criteria to be met when the decommissioning actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

- tests of effectiveness of certain internal controls related to the process of defining  the provision for decommissioning areas estimate, . including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of decommissioning;

- assessment of the assumption of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil reserve volumes certified by external specialist hired by the Company;

- assessment of the estimated costs of decommissioning by comparing with external industry reports;

- assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external specialist hired by the Company to certify the reserve volumes. This included assessing the nature and scope of the work performed, and their professional qualifications and experience;

- assessment of Company’s ability to prepare this estimate by comparing a sample of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously registered.

According to the evidence obtained from performing the procedures described above,  we considered that the amount of provision for decommissioning areas is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2019, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed together with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether these statements are reconciled to the financial statements and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been adequately prepared, in all material respects, according to the criteria set on this Technical Pronouncement and are consistent with the individual company and consolidated financial statements taken as a whole.

Other information that accompanies the individual company and consolidated financial statements and the independent auditors' report

The Company's management is responsible for the other information. The other information comprises the Management’s Report and the Performance Report.

Our opinion on the individual company and consolidated financial statements does not cover the Management’s Report  and the Performance Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual company and consolidated financial statements, our responsibility is to read the Management’s Report and the Performance Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in the Management’s Report and in the Performance Report, we are required to report on such fact. We have nothing to report on this respect.

Responsibilities of Management and Those Charged with Governance for the Individual Company and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these individual company and consolidated financial statements in accordance with accounting policies adopted in Brazil and with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual company and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries' financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual Company and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that the examination performed in accordance with Brazilian and international standards on auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of the examination performed in accordance with Brazilian and international standards on auditing, we exercised professional judgment and maintained professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the individual company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is greater than the one deriving from error, as fraud may involve the act of circumventing internal control, collusion, forgery, omission or deliberate false representations.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries' internal controls.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are substantiated by the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•Evaluate the overall presentation, structure and contents of the financial statements, including the disclosures, and whether the individual company and consolidated financial statements represent the corresponding transactions and events in a compatible manner with the objective of a true and fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 19, 2020 KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ Marcelo Gavioli Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

REPORT OF THE FISCAL COUNCIL

PETROBRAS

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, in a meeting held on this date, examined the following documents issued by PETROBRAS: I- the 2019 Management Report; and II- the Balance Sheet and the other Financial Statements, related to the year ended on December 31, 2019; Proposed Capital Budget for 2020 and Proposed Distribution of Results for the 2019 financial year.

2. Based on the examinations carried out, considering the accounting practices adopted by the Company, and the information provided by the Management, as well as the Independent auditors' report on the individual and consolidated financial statements, without reservations, of KPMG Auditores Independentes, of February 19, 2020 , the Fiscal Council believes that the documents presented are in a position to be considered by the PETROBRAS General Shareholders' Meeting.

Rio de Janeiro, February 19, 2020.

Eduardo Cesar Pasa

President

José Franco Medeiros de Morais

Counselor

Daniel Alves Ferreira

Counselor

Marcelo Gasparino da Silva

Counselor

Antonio Roberto da Silva

Technical Advisor

CRC/RJ- 055019/0-5

Report of statutory audit committee

To the Board of Directors of

Petróleo Brasileiro S.A.- Petrobras

1. Presentation

The Statutory Audit Committee (“SAC” or “Committee”) is a permanent body, directly linked to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (“Company”), has its own Internal Regulations (“Rules”), being governed by the rules provided for in Brazilian legislation and other regulations - especially by Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016 and CVM Instruction No. 308 of the Brazilian Securities Commission, of May 14, 1999, as amended by CVM Instruction 509, of November 16, 2011, and other applicable regulations, including the Sarbanes-Oxley Act (“SOx”) and rules issued by the U.S. Securities and Exchange Commission (“SEC”) and the Stock Exchange New York Securities (“NYSE”).

The Statutory Audit Committee's purpose is to assist the Board of Directors in the exercise of its functions, acting mainly on (i) the quality, transparency and integrity of the annual and quarterly consolidated financial statements; (ii) the effectiveness of the internal control processes for the production of financial reports; (iii) the performance, independence and quality of the work of the independent auditors and the Internal Auditors; (iv) risk management; (v) transactions with related parties; (vi) the actuarial calculations and results of the plans and benefits maintained by the Fundação Petrobras de Seguridade Social; (vii) monitoring the activities of the health care plan in the self-management modality; and (viii) the adequacy of actions to prevent and combat fraud and corruption.

The Committee's assessments are based on information received from management, independent auditors, internal auditors, those responsible for risk management and internal controls and on their own analyzes resulting from their supervisory and monitoring activities.

In fulfilling its responsibilities, SAC is not responsible for planning or conducting audits or for any statement that the Company's financial statements are complete and accurate and in accordance with accounting practices adopted in Brazil and with International Reporting Standards (“IFRS”). This is the responsibility of management and the independent auditors. In fulfilling their responsibilities described in their Internal Regulations, SAC members are not performing the functions of auditors or accountants.

The SAC is composed of 3 (three) members, chosen by the Board of Directors from among its members. At least 01 (one) of the members of the SAC must be a member of the Petrobras Board of Directors elected by the minority shareholders or by the holders of preferred shares.

On 02/17/2020, the Statutory Audit Committee, for the remainder of the 2018-2020 management period, was composed of the following Independent Members: Sonia Julia Sulzbeck Villalobos (Chairman of the Committee) and Walter Mendes de Oliveira Filho.

The following changes in the composition of the SAC occurred during the year of 2019:

On 02/17/2019, the Statutory Audit Committee was composed of the following Members: Jerônimo Antunes (Chairman of the Committee) and Sonia Julia Sulzbeck Villalobos;

On 03/27/2019, the Board of Directors approved the appointment of Member Clarissa de Araújo Lins to be part of the Statutory Audit Committee;

On 04/16/2019, Member Jerônimo Antunes resigned as member of the Board of Directors and member of the SAC, having been Member Sonia Julia Sulzbeck Villalobos appointed as Chairman of the SAC by the Board of Directors on 04/24/2019;

On 07/14/2019, the Board of Directors approved the appointment of the Member Walter Mendes de Oliveira Filho to join the Statutory Audit Committee as of 08/12/2019;

On 12/31/2019, Counselor Clarissa de Araújo Lins resigned from the positions of Board Member and member of the SAC.

It is important to highlight that all current members of the SAC meet the independence criteria established in article 22, paragraph 1, of Law 13,303 of 06/30/2016 and in article 31-C, paragraph 2, of CVM Instruction no. 308 of 05/14/1999, as amended by CVM Instruction No. 509 of 11/16/2011, as well as the independence criteria required by US law in what are applicable to Petrobras and also by the criteria of the Instituto Brasileiro de Governança Corporativa - IBGC.

2. Roles and Responsibilities

2.1 Board of Directors

The Company's Board of Directors, through the Statutory Audit Committee, monitors the quality of the financial statements, and with regard to the organization's internal controls, compliance, integrity and risk management, aiming at reliability and information integrity to protect the organization.

2.2 Company’s Management

The Company's Management, through the Financial and Investor Relations Department and, more specifically, the Executive Accounting and Tax Management, is responsible for: (i) defining and implementing processes and procedures that aim to collect data in the preparation of the financial statements, in compliance with corporate law, accounting practices adopted in Brazil, in addition to those issued by the IASB, the relevant regulatory acts of the CVM and, for being listed on the New York Stock Exchange, the rules established by the SEC and SOx;

(ii) for preparing and guaranteeing the integrity of the financial statements, managing risks, maintaining an effective internal control system and ensuring compliance with activities in compliance with legal and regulatory standards, and (iii) the internal control processes, policies and procedures that ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of risk factors.

2.3 Internal Audit

The Internal Audit, directly subordinate to the Board of Directors, is technically supervised by the Statutory Audit Committee, and is responsible for carrying out periodic work, focusing on the main risks, assessing, in a broad and independent way, the management actions of these risks and the adequacy of governance and internal controls, covering the areas and activities that present the most sensitive risks to Petrobras' operations and strategy.

2.4 Independent Audit

Since May 2017, KPMG Auditores Independentes has been responsible for the independent auditing of the published annual financial statements and for the review of the quarterly information (ITRs) filed with the CVM, as well as for the information filed with the SEC, issuing reports that reflect the results of its verifications and present their independent opinion regarding the reliability of the financial statements in relation to the accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee - CPC and with the IFRS, in addition to adherence to CVM rules, precepts of Brazilian corporate law and North American regulation applicable to Petrobras.

2.5 Governance and Compliance

The Governance and Compliance Department (DGC) was created with the mission of ensuring process compliance and mitigating risks, including fraud and corruption, ensuring compliance with internal and external laws, rules, standards and regulations. On 12/31/2019, the structure of the DGC was composed of the following organizational units: Executive Management of Governance, Executive Management of Compliance and General Management of Corporate Integrity.

Governance

The Executive Management of Governance aims to implement the models of corporate governance of Petrobras and of corporate governance of the Petrobras System, as well as guarantee the management of Petrobras' decision-making process, enabling the continuous adoption of best practices that strengthen transparency, accountability, corporate responsibility and equal treatment between stakeholders.

Conformity

The Executive Compliance Management is responsible for planning, guiding, coordinating and evaluating the activities of disseminating the culture of compliance, preventing incidents of fraud, corruption and money laundering, Internal Controls, analyzing the integrity of managers and counterparties, as well as ensuring the accountability of third parties and reporting to Senior Management on the progress of compliance actions, aiming to ensure a healthy environment for business within the scope of the Petrobras System.

Corporate Integrity

The General Management of Corporate Integrity is responsible for the strategy and management of investigative processes related to the themes of fraud, corruption and money laundering, management of disciplinary deliberations and promotion of strategic integrity studies based on statistical models, advising Senior Management and Directors of Subsidiaries and Controlled Companies in managing the detection of deviations from compliance.

2.6 Risk Management and Monitoring

The Corporate Risk Management Executive, linked to the Financial and Investor Relations Department, is responsible for surveying the main risks of the Petrobras System and reporting them to the Executive Board (DE), the Statutory Audit Committee (SAC) and to the Company's Board of Directors (CA), detailing the risk maps of the company's assets, and ensuring their correct management, identifying the main risks to Petrobras' Business and Strategic Plans, continuously monitoring its exposure, proposing, when appropriate, the Corporate Hedge Program and the Annual Insurance Plan, ensure the management of the financial risks of the System, through the correct sizing and allocation of the company's cash, continuously monitoring the financial derivatives portfolio, defining credit limits to customers , suppliers, partners and financial institutions, as well as guaranteeing the performance of risk analyzes of investment and divestment projects in partnership with the Business Areas, in addition to guiding corporate risk management in subsidiary companies, or promoting, through the allocation of necessary resources, the performance of activities for those companies that do not have an area dedicated to such purpose.

2.7 Ombudsman and Whistleblower Channel

The General Ombudsman is responsible for providing the public of interest, internal or external, with a permanent and independent relationship channel for receiving and handling complaints, including anonymous complaints, complaints, requests for information, requests, suggestions, compliments and / or opinions. The Ombudsman-General is linked to the Board of Directors of Petrobras and reports on its activities through the SAC, safeguarding the confidentiality necessary to protect its claimants.

2.8 Supplementary Pension

The General Management of Integrated Supervision of Pension Plans aims to ensure Petrobras' interests in the solvency, liquidity and economic, financial and actuarial balance of pension plans and investment performance of pension plans sponsored by Petrobras (Petros and other pension plans), identify and recommend action plans and necessary changes, always ensuring compliance with the Company's financial guidelines and current regulatory requirements, as well as supervising the management and governance of Petros and other Petrobras pension plans.

2.9 Multidisciplinary Health Care

The General Management of AMS - Multidisciplinary Health Care is responsible for the management of supplementary health in the company, valuing the scope and quality of the care network, compliance with regulatory guidelines, beneficiaries' satisfaction and the sustainability of the benefit, in accordance with current legislation and with the Human Resources Policy and Guidelines.

3. Summary of activities in 2019

In the period from February 25, 2019 (first regular meeting of the SAC after consideration of the 2018 Financial Statements) to February 17, 2020 (until the ordinary meeting of the SAC that analyzed the 2019 Financial Statements), the Statutory Audit Committee of Petrobras held 53 meetings (listed in Annex I), which covered 251 agendas (*), involving Board Members, Fiscal Council Members, Members of the Special Investigation Committee, Executive Directors, Executive Managers, Ombudsman, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees of Petrobras System companies, segregated as follows:

From 02/25/2019 to 02/17/2020 (*)
Total of meetings	53 meetings	4.1 meetings/month
Total of agenda items of meetings	253 agenda items	4.8 agenda items/ meeting

(*) All figures exclude 60 agendas dealt with in matters of order of meetings, such as: confirmation of meeting dates, agendas calendar, approval of minutes, and other topics related to the Committee's management.

(*) The main guidelines are described in detail later in the Report (items 3.1 to 3.13).

During this period, the SAC issued 224 statements, which represents an average of 4.2 statements per meeting. The manifestations can be requests, orientations and suggestions, as defined in the standard of operation of the SAC:

- Requests are those in which the responsible units must return to the Committee, according to the defined term or for periodic monitoring, such as follow-up;

- The guidelines are those that the Committee expects to be followed by the responsible units, with no mandatory return to the Committee, and are generally related to the matters referred;

- Suggestions are those issued to the responsible units, who will carry out an assessment of pertinence and opportunity for reception.

SAC prepared the Statutory Audit Committee's Annual Schedule for the fiscal year 2019, contemplating the guidelines and respective areas that comply with the regulatory obligations of this Committee. This calendar allows, in advance, the planning and preparation of the matters to be considered by the Statutory Audit Committee, which must be sent by the areas, at least 7 (seven) days before the date of the meeting, unless specifically authorized by the Chairman of this Committee, as provided for in item 5.3 of the Internal Regulations, approved by the Board of Directors on 12/18/2019. The Statutory Audit Committee's Annual Schedule of Schedules - Year 2019 was formally sent to the responsible areas on 01/30/2019.

During the year of 2019, since its installation, the Committee reported monthly to the Petrobras Board of Directors the progress of its work, presenting opinions and making recommendations on various matters within its competence.

3.1 Financial Statements and Independent Auditing

The topics discussed were (i) Process of Estimating Petroleum Reserves in Brazil and Abroad, (ii) quarterly financial statements and legal contingencies for the fiscal year 2019, (iii) independent auditors' report on the review of quarterly information, ( iv) reports to the market (Integrated Report 2018, Annual Report and Form-20F, and Reference Form), (v) Annual Work Plan of the Independent Audit and performance evaluation of the Independent Audit (vi) list of pre-selected audit services made by the Executive Management of Accounting and Taxation, and (vii) the use of Artificial Intelligence in the financial statements. Information was also obtained to ensure the independence of the auditors and the absence of conflicts of interest in works other than auditing the financial statements.

3.2 Shareholder remuneration

It was considered agendas related to the topic of distribution of interest on capital.

3.3 Remission Programs

Proposals for adherence to the remission and / or amnesty programs (also called Refis) published by the Union, the States, the Federal District, and the Municipalities were evaluated.

3.4 Risk and Contingency Management

An annual plan was structured in order to provide for the monthly monitoring of the risk matrix in SAC as "Monitoring of the Corporate Risk Matrix", covering all risks and their respective mitigation actions, as well as a brief presentation of the area, process and assets and greater focus on risks, their classifications and heat maps, and risk mitigation plans, with the presence of Executive Managers responsible for macro processes in presentations and correlating risks with the Company's Business and Management Plan. The guidelines covered: (i) the corporate risk matrix in the following areas: Exploration; Marketing and Commercialization (MC); Gas and Energy (G&E); Industrial; Logistics, Integrated Resource and Project Management (GIRP), Wells, Production Development Projects (PDP); Surface, Refining, Gas and Energy Systems (SRGE), Submarine Systems (SUB); Ultra Deep Waters (AGUP), Deep Water (AGP), Land and Shallow Water (TAR), Libra, Reservoirs (RES), Logistics, Maintenance and Operations Support (LMS), Integrated Management of Exploration and Production Assets (GIA- E&P); and (ii) Reporting to the Board of Directors on Risk Management at Petrobras through the Integrated Report on Business Risk Management Activities - Year 2019.

3.5 Receiving complaints and information about errors and fraud

Discussions on the receipt, forwarding and monitoring of complaints were discussed, in which the Governance and Compliance Activities Report, the Integrated Ombudsman's Report, as well as the Complaint Determination Process at Petrobras and the liabilities reduction plan (backlog) for investigating complaints and the work for investigating complaints and Administrative Accountability Processes (PARs) were monitored. Complaints of very high and high risk were presented and the quarterly reports covering all activities, complaints and measures taken. It should be noted that the Ombudsman-General's quarterly reporting to SAC of complaints received through Petrobras' unique Reporting Channel, with a chapter dedicated to detailing fraud and corruption complaints, has the scope of complying with the provisions of Article 24, §2 of the Law nº 13,303 / 2016. In compliance with the determination of the Board of Directors issued on 09/29/2019, that the Ombudsman-General maintain a quarterly agenda at the SAC, in a reserved session, for the presentation of complaints of fraud and corruption of high risk and very high risk, it was held reserved session at meeting No. 296 of 11/26/2019, for the presentation of high risk and very high risk fraud and corruption reports for the 3rd quarter of 2019, as well as quarterly guidelines for this purpose were inserted in the Annual Schedule of Agendas of SAC – Year 2020.

3.6 Internal Controls and Internal Audit

Among the topics covered in this topic, the monitoring of the processes and activities of the Ethics Committee stood out; Internal Audit Annual Activity Report - Year 2018; the Internal Audit Activity Reports - Year 2019 (quarterly); and the Annual Internal Audit Activity Plan (PAINT 2020). SAC took note of the points of attention and recommendations arising from the work of the Internal Audit, as well as monitoring the sanitation measures adopted by the Management.

It is noteworthy that, since September 2016, the Internal Audit Executive Manager has participated as a permanent guest in all meetings of the Statutory Audit Committee.

SAC understands that, during the year of 2019, the Company's Internal Audit had sufficient structure and budget, adequate to the good performance of its functions.

3.7 Related Party Transactions

The Statutory Audit Committee is responsible for evaluating and monitoring, together with Management and Internal Audit, the adequacy of transactions with related parties carried out by the Company, as well as reviewing, at least once a year, the summary of transactions with related parties of Petrobras, involving its Executive Directors, Counselors, and members of the Statutory Technical Committees, as well as: sons, parents, dependents, spouse or partner of these members and (b) the children and dependents of the spouse or partner of these members; in addition to any other relevant related party relationship, as defined by the CVM and the SEC.

As of 12/15/2016, with the approval by the Board of Directors to review the Petrobras Policy on Transactions with Related Parties, the SAC's Internal Regulations were changed so that the Committee, in addition to evaluating and monitoring transactions with related parties , previously analyze those that meet the materiality criteria.

On 11/27/2019, the Board of Directors approved a new revision of the Policy for Transactions with Related Parties of Petrobras, with the review of materiality criteria of the previous analysis of the SAC, without loss of adherence to internal and external regulations, being maintained, notwithstanding, the requirement for prior analysis by SAC of transactions with companies linked to Key Management Personnel regardless of the transaction amount in these cases. On 12/18/2019, the Board of Directors approved the inclusion, in the Committee's Bylaws, of the Annual Policy Review and Corporate Guidelines on Transactions with Related Parties.

The agendas on related party transactions were reviewed, including the review of the Related Party Policy, the quarterly reports on Related Party Transactions, and the prior analysis of related party transactions that meet the criteria established in the Related Party Transactions Policy. In compliance with this requirement, SAC assessed 28 agendas for prior analysis of transactions with related parties, with emphasis on the following operations: Revision of the Transfer of Rights Agreement, Terms of Commitment between Petrobras and the Administrative

Council for Economic Defense (CADE) for opening of the refining and gas market, Agreement with Centrais Elétricas Brasileiras SA (Eletrobras), Agreement with the National Petroleum, Natural Gas and Biofuels Agency (ANP) on Parque das Baleias, whose process has statements signed by the Management (responsible for the transaction) and by the Compliance Executive Management (until 07/31/2019, this statement was issued by the Investor Relations Executive Management), ensuring that the transactions were carried out under market conditions, conducted in the best interest of Petrobras, without conflict of interest, in compliance with the requirements of competitiveness, compliance, transparency, equity and commutativity.

3.8 Governance and Compliance

SAC implemented a quarterly monitoring of the Fraud and Corruption Risk Matrix (considering the challenges and mitigation actions, and the materiality matrix to support the selection of these challenges to the risks of fraud and corruption). Throughout the year, the work plan for 2019 was presented, together with the analysis of the following processes considered critical: contracting of goods and services; marketing and commercialization; divestment; operationalization E&P partnerships and negotiation of E&P contracts; commercialization of G&E; chartering; and Pension Plan (Petros). In addition, other agendas that addressed the topics were discussed: Acts of Management of the Special Committee; Annual Letter of Public Policies and Corporate Governance; Report on the Brazilian Corporate Governance Code; SOx controls (referring to SAC); monitoring of the Implementation Plan of the General Data Protection Law (LGPD); Administrative Processes for Accountability of Legal Entities (“PARs”) most relevant; and the monitoring of agreements with the North American Authorities U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice (DOJ).

3.9 Pension Plan and Multidisciplinary Health Care

In compliance with Resolution CGPAR 9/16, SAC considered the Semiannual Management Report on the Sponsorship of Pension Benefit Plans that presents: information on the situation of the technical balance of plans sponsored by Petrobras; a review of the investment portfolio of the plans sponsored by Petrobras; the monitoring of asset allocation limits in the plans' portfolios based on the Investment Policy; the monitoring of adherence to the actuarial calculations undertaken by Petros to dimension the obligations of plans sponsored by Petrobras; the study of the plans' liquidity and solvency, identifying future risks and which plans are exposed; as well as monitoring Petros' internal control environment. It also appreciated the split of the Petros Plan of the Petrobras-Repactuados System (PPSP-R) and the Petros Plan of the Petrobras-Non-Repactuados System (PPSP-NR), a measure that aimed to bring together the participants of the so-called Pre-70 Group in the following plans: Petros of the Petrobras-Repactuados Pré-70 System (PPSP-R Pré-70) and Petros of the Petrobras-Non Repactuados Pre-70 System (PPSP-NR Pré-70).

In compliance with CGPAR Resolutions 22 and 23/2018, the Consolidated Report of the costing of the health care benefit AMS 2018 was analyzed, covering the main information of the beneficiary portfolio, the main information of the accredited network, and the main information about the costs.

3.10 Management of duties and activities

In the management of its duties and activities, SAC appreciated SAC 2019 and 2020 Annual Schedule Calendars and SAC Meetings 2019 and 2020, on the preparation of the Detailed and Summarized Annual Report of SAC Activities, as well as on the structuring and formalization of the standard that manages the performance process of Statutory Audit Committees.

3.11 Meetings

Quarterly reports to Petrobras' SAC

During this period, joint agendas were made with the Audit Committee of the Petrobras Conglomerate (SACCO) and with the audit committees of the companies of the Petrobras conglomerate that have their own SAC (Local SAC), namely: SAC of Transpetro, SAC of TBG and SAC Gaspetro, in order to comply with the quarterly reporting schedule of SACCO and Local SACs to the Holding SAC. At these meetings, a general summary of the activities and agendas discussed in the period, the main results and relevant points, as well as the main challenges of these Collegiates were presented.

Quarterly reports to SAC of Petrobras		Number of agendas
Conglomerate SAC to Holding SAC		3
Local SACs to Holding SAC	Local SAC Transpetro Local SAC Gaspetro Local SAC TBG Local SACs (joint agenda with all of local SACs)	3 2 3 1
	Total of agendas	12

Fiscal Council

During this period, two joint meetings were held with the Fiscal Council, where the following topics were discussed: Denunciation Investigation Process at Petrobras; Petrobras Related Party Transactions Policy; Impairment; Benefits of Multidisciplinary Health Care; and assumptions for calculating actuarial obligations for the preparation of Petrobras' Financial Statements for 2019.

3.12 Evaluation

Seeking continuous improvement and the excellence of the Statutory Audit Committee's processes, tools and activities, were carried out the Committee's performance evaluation, the Internal Audit performance evaluation, the performance evaluation of the Internal Audit Executive Manager, and the annual evaluation supporting the Committee's activities.

3.13 Other Activities

SAC also appreciated agendas on: the activities of the Executive Management of Corporate Intelligence and Security, the Company's area responsible for planning, guiding, executing and evaluating the activities of intelligence, corporate security and property security within the scope of the Petrobras System, including technical work in support of investigations and countermeasures, aiming to protect the company's tangible and intangible assets and business, in Brazil and abroad; inventory reduction considering divestment projects; compliance diagnosis in trading operations; revision of the Material Act or Fact Disclosure Policy; and the management process for Conduct Adjustment Terms (TACs) and Commitment Terms (TCs) signed by Petrobras.

4. Communications from the Audit Committee

4.1 Board of Directors

The Statutory Audit Committee reports monthly, at meetings of the Board of Directors, the matters discussed at its meetings, its position and requests made to the various areas of the Company, as well as the results of monitoring the activities of the Internal Auditors, the Independent Auditors, Related Party Transactions, Executive Compliance Management (Internal Controls), Corporate Integrity, Governance, Business Risks and the Ombudsman-General.

In addition, the SAC issues specific recommendations to the Board of Directors on agendas submitted for deliberation by this collegiate, as part of its statutory duties, in addition to presenting the summary and detailed reports of its annual activities, and the summary report is released together with the annual financial statements.

4.2 Senior Management - Executive Board and General Structure Holders1

At all meetings held by the Statutory Audit Committee, the Officers involved in the topics to be discussed are invited, which may indicate the participation of Executive Managers or General Managers of the areas responsible for the agendas to be addressed.

After the investiture of a new Executive Director, whose area has guidelines related to the activities of the SAC, the Committee invites this Executive Director for a dialogue, with the objective of knowing and analyzing the strategies, activities developed and main challenges. During this period, four meetings were held, as agenda items, with the following Executive Directors:

- Chief Financial and Investor Relations Officer: the related matters set out in the Committee's Annual Agenda, involving risk management, financial statements, market reports, actuarial assumptions and the Petros Foundation were analyzed.

- Executive Director of Institutional Relationship: the objectives of the sector of institutional relationship in the companies were presented; the scope of the area's activities; the general structure and duties of the Executive Managers of External Relations, Communication and Brands and Social Responsibility, areas of contact linked to the Director.

- Executive Director of Governance and Compliance: the activities to be developed in the area were presented, with emphasis on the review of the flow of application of sanctions to the Company's employees, as well as the review of the Code of Ethics and the Guide to Conduct.

- Executive Director of Digital Transformation and Innovation: the strategies of the area and the main challenges to lead and accelerate Petrobras in the journey of Digital Transformation and Innovation were presented; the overview and diagnosis of cyber security and information activities; and the Strategic Plan of the ICT unit, as well as important issues related to the information system, including area structure, performance metrics and specific risks of the area.

In addition, the Executive Officers and the holders of the General Structure submit agendas  to the SAC, in what is pertinent to the duties of this Committee, referring to matters that will be forwarded for consideration and final deliberation by the Board of Directors, so that the Committee can analyze them and issue its recommendation to the Board.

During the meetings, in the agendas considered, whenever necessary, the members of the Committee issue statements to the Executive Managements and / or responsible General Managers, which are formalized by electronic mail with a copy to the respective Executive Officers.

5. Recommendations to the Executive Board

In the debates established at the meetings, held during the period in question, with the managers of the various areas of the Company, recommendations were made to improve the control and business management processes. The manifestations and the respective assistance are duly recorded in minutes. SAC periodically monitors the implementation of these improvements and suggested adjustments.

Among other recommendations, the Committee issued the following guidelines to the Executive Board:

- Implementation of a cross assessment, as a way to strengthen the risk management process, where the corporate areas act in coordination with the areas responsible for business management, challenging their processes and risks for continuous improvement;

- Expansion of the corporate risk matrix for the operational units, according to the planning of the activities of the Risk Area;

- Implementation of actions to mitigate cybersecurity, information and automation risks;

- Remediation of liabilities for investigating complaints;

- Incentive to employees to know the new versions of the Code of Ethics and Guide of Conduct;

- Monitoring of the action plan for the implementation of the Personal Data Confidentiality Law (“LGPD”) and its deployment in the companies of the Petrobras System and the Petros Foundation, with a strong involvement of the Digital Transformation and Innovation Board;

- Harmonization of corporate policies between the holding company and wholly-owned subsidiaries and controlled companies, with regard to the policies, performance standards and evaluation of the Ombudsman, Internal Audit, SMS, Human Resources, Compliance, Risks, Legal and Information Technology.

The Statutory Audit Committee believes that the topics highlighted in the “Recommendations” above, as well as all the dozens of other recommendations formulated over the period covered by this SAC activity report - whose Action Plans are concluded or in progress - were surrounded by satisfactory mitigation procedures, aiming to minimize any risks of internal controls that could impact the financial statements related to the fiscal year ended on 12/31/2019.

6. Conclusions and recommendation to the Board of Directors

During the year of 2019, the members of the Statutory Audit Committee, bearing in mind the attributions and limitations inherent to the scope of their performance, considering all the analyzes, studies and debates carried out during the meetings and the monitoring and supervision work carried out, previously here described in summary form, concluded that:

(i) the internal control processes for the production of financial reports were effective and the actions to prevent and combat fraud and corruption were adequate;

(ii) the Internal Audit had a financial budget compatible with its organizational structure, allowing a satisfactory performance of its functions, with independent performance.

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General Structure: consists of the organizational units and the functions of their respective holders directly linked to the members of the Executive Board and the Board of Directors, contained in the Basic Organization Plan.

(iii) the Independent Audit was effective and no occurrence was reported that could compromise its independence;

(iv) the management and monitoring of the main risk factors was managed by Management;

(v) transactions with related parties evaluated and monitored in the period complied with Petrobras' Policy on Transactions with Related Parties and provided evidence regarding the existence of strictly commutative conditions, transparency, equity, interest of the Company and adequate and timely disclosure; and

(vi) the parameters on which the actuarial calculations were based, as well as the result of the benefit plans maintained by the Petrobras Social Security Foundation are reasonable and in line with the best market practices.

The year of 2019 was a very productive period for Petrobras' Statutory Audit Committee, with emphasis on the activities of monitoring the quality of financial statements, internal controls, compliance and risk management, in order to ensure balance, the transparency and integrity of the financial information published for investors.

In this context, as a result of all the monitoring and supervision work carried out by the Committee, SAC declares that no significant divergence situation has been identified between Management, KPMG's Independent Auditors and the Statutory Audit Committee itself in relation to the financial statements for the year ended December 31, 2019, with all relevant facts adequately disclosed in the audited Financial Statements for 12/31/2019.

The Statutory Audit Committee registers acknowledgement and recognition to the members of Statutory Audit Committee Clarissa de Araújo Lins and Jerônimo Antunes for the relevant contributions to the work carried out by the SAC.

Rio de Janeiro, February 17, 2020.

____________________________________

Sonia Julia Sulzbeck Villalobos

Chairman of the Statutory Audit Committee

Financial and corporate accounting specialist

____________________________________

Walter Mendes de Oliveira Filho

Member of the Statutory Audit Committee

Annex 1 - List of Statutory Audit Committee meetings (period from 02/25/2019 to 12/31/2019)

MEETING NUMBER	DATE OF MEETING	Observation
254	02/25/2019	Joint with CCRS and CSMS
255	02/25/2019
256	03/18/2019
257	03/19/2019	Joint with COMIN and COFIN
258	03/20/2019
259	03/20/2019
260	04/04/2019
261	4/16/2019	Joint with CSMS
262	4/17/2019
263	29/04/2019
264	06/05/2019
265	20/05/2019
266	21/05/2019
267	05/28/2019
268	06/05/2019
269	6/18/2019
270	6/18/2019
271	8/25/2019
272	06/25/2019
273	06/29/2019
274	07/03/2019
275	07/07/2019
276	7/22/2019
277	7/29/2019
278	08/04/2019
279	08/08/2019
280	8/20/2019
281	8/26/2019
282	09/04/2019
283	9/13/2019
284	9/13/2019
285	9/24/2019
286	09/30/2019
287	10/21/2019
288	10/22/2019
289	10/22/2019
290	10/22/2019
291	10/29/2019
292	10/31/2019
293	11/08/2019
294	11/18/2019	Joint with Fiscal Council
295	11/18/2019
296	11/26/2019
297	12/04/2019
298	12/16/2019
299	12/17/2019
300	12/24/2019
301	1/16/2020
302	1/22/2020
303	1/28/2020
304	02/10/2020	Joint with Fiscal Council
305	02/10/2020
306	2/17/2020
Total meetings	02/25/2019 - 02/17/2020	53 meetings
Average meetings / month		4.1 meetings / month

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer